

SMUCKER'S®

Annual Report
2007

RECD S.E.C.
JUL 9 2007
1086

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Financial Highlights

The J. M. Smucker Company

(Dollars in thousands, except per share data)	Year Ended April 30, 2007	2006
Net sales	$2,148,017	$2,154,726
Net income and net income per common share:		
Net income	$ 157,219	$ 143,354
Net income per common share – assuming dilution	$ 2.76	$ 2.45
Income and income per common share before restructuring and merger and integration costs:[1]		
Income	$ 165,152	$ 161,920
Income per common share – assuming dilution	$ 2.89	$ 2.77
Common shares outstanding at year end	56,779,850	56,949,044
Number of employees	3,025	3,500

(1) Reconciliation to net income:		
Income before income taxes	$ 241,004	$ 215,570
Merger and integration costs	61	17,934
Cost of products sold – restructuring	9,981	2,263
Other restructuring costs	2,120	7,722
Income before income taxes, restructuring, and merger and integration costs	$ 253,166	$ 243,489
Income taxes	88,014	81,569
Income before restructuring and merger and integration costs	$ 165,152	$ 161,920



– On Our Cover –

"Happy Birthday" © 2007 Will Moses

Painter Will Moses works from the same 200-year-old farm in Eagle Bridge, New York, as his legendary great-grandmother, Grandma Moses, creating miniature scenes from simpler times. In this charming oil on tempered board, Mr. Moses captures the celebration that every member of the family deserves — a day just for oneself.

– Contents –

Letter to Shareholders	1
Business Overview	4
Recipes	9
Five-Year Summary of Selected Financial Data	12
Summary of Quarterly Results of Operations	13
Stock Price Data	13
Comparison of Five-Year Cumulative Total Shareholder Return	14
Management's Discussion and Analysis	15
Report of Management on Internal Control Over Financial Reporting	25
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	26
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	27
Report of Management on Responsibility for Financial Reporting	28
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	34
Directors, Officers, and General Managers	66
Properties	66
Corporate and Shareholder Information	67

Dear Shareholders and Friends:



Fiscal 2007 was another successful year for The J. M. Smucker Company. The year's strong results were achieved despite commodity-driven cost increases incurred across the Company. Key financial highlights include:

- Sales, excluding divested businesses, were up five percent, and net income grew 10 percent.
- Net income per share was $2.76, up from $2.45 last year, a 13 percent increase.
- Cash flow from operations exceeded $273 million, allowing for a dividend increase for the 27th time in the last 30 years.

Fiscal 2007 confirmed that we have the right strategy, that our business remains strong during challenging economic conditions, and that we are blessed with talented and dedicated employees. For the 10th consecutive year, thanks to our employees' efforts, our Company was listed among *FORTUNE* magazine's "100 Best Companies to Work For."

Maintaining Our Vision

We remain committed to our strategic vision of owning leading North American food brands, and — through consistent, creative marketing efforts — we continue to strengthen our brands in consumers' hearts and minds. This strategy has yielded share-of-market growth in almost all of our brands.

In the last several months, we completed three acquisitions that complement our core businesses: *Eagle Brand*, North America's number-one brand of sweetened condensed milk; *White Lily* flour, cornmeal, and frozen biscuits; and *Five Roses* flour in Canada. These acquisitions represent an incremental $250 million in annual sales, strengthening our leadership position in the baking aisle. In fiscal 2007, as part of our ongoing efforts to strategically refine our portfolio, we divested our Canadian non-branded, grain-based foodservice and industrial businesses.

We maintained the momentum of our new product initiatives with this year's introduction of more than 40 items. These products were developed to provide consumers with choices that are "good and good for you," "easy for you," and that "make you smile." Highlights include a line of *Pillsbury* Reduced Sugar cake mixes and frostings, a milestone reformulation of all *Crisco* shortening to contain zero grams trans fat per serving, and new varieties of *Smucker's Uncrustables* sandwiches, adding to that line's double-digit growth trend. These innovations and many others, along with a number of new organic items across our product categories, are key to our future growth.

Why We Are – Who We Are... Our Culture

A culture of dotting the i's and crossing the t's...
Of doing the *right* things and doing *things* right...
A culture of growth – individual and as a company.
It's who we are. It's *because* of who we are.
It's a result of living our Basic Beliefs...
Our Commitment to Each Other...to our customers... and to our consumers.
As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success...
A **culture** deeply rooted in our Basic Beliefs...
Guideposts for decisions at every level...
Why we are *who* we are.
A culture that encourages commitment to each other...
Clear communication and collaboration...
Vision...
A culture of appreciation...a *family*-sense of sharing in a job well done...
Where every person can make a difference.

Our Commitment to Doing the Right Thing

We are a principles-based company. Our Basic Beliefs — *Quality, People, Ethics, Growth, and Independence* — have been our foundation for 110 years. Our employees are committed to these values and to each other, as described in our statement "Why We Are — Who We Are... Our Culture." This ensures our ability to provide the quality food products we are proud to stand behind.

Because of our long-held belief in "doing the right things" and "doing things right," environmental and social responsibility is nothing new at The J. M. Smucker Company. We are dedicated to pursuing renewable energy, source reduction, and responsible disposal, and we support employee efforts to volunteer for activities that improve their communities.

We believe encouraging families to eat together is also the right thing to do. As illustrated in Miriam Weinstein's book, *The Surprising Power of Family Meals*, research shows that families who eat together are stronger, smarter, healthier, and happier. We feel privileged that people invite our brands into their homes and lives every day, making us part of that important ritual, the family meal.

In summary, we are committed to all of our constituents, and we thank you for your confidence in our ability to grow your Company.

Sincerely,

Tim Smucker | Richard Smucker



When families prepare and eat meals together, new traditions are formed, and children learn to be responsible, contributing team members. We are honored that our brands are part of these vital experiences. Today, more families than ever before count on our products to help them start each day right – whether they're spreading the wholesome goodness of *Smucker's* preserves or enjoying heart-warming baked goods made with *Crisco, Hungry Jack, Robin Hood, Martha White,* and *White Lily* products.






Hungry Jack
Complete
Buttermilk
PANCAKE & WAFFLE MIX
JUST ADD WATER


New!
Simple Touch
Spray
Crisco
Original
ALCOHOL FREE
NO-STICK SPRA
FOR FAT FREE COOKI


Double Fruit
Apricot


Hungry Jack
Original
SYRUP




MarthaWhite
NEW!
Blueberry
Muffin Mix
WHOLE GRAINS
JUST ADD MILK!
GOOD SOURCE OF CALCIUM AND 5 VITAMINS+IRON






Made From Pure Soft Winter Wheat
WHITE LILY
A Southern Tradition Since 1883
FLOUR
The Light Baking Flour
SELF RISING
ENRICHED • BLEACHED
NET WT. 2 LBS. (907g)


SMUCKER'S
ORGANIC
ORANGE MARMALADE


SMUCKER'S
All Natural INGREDIENTS
Strawberry
Preserves







U.S. Retail Segment

The largest of our two business segments, U.S. Retail Market, grew this year in spite of a challenging cost environment, with total sales up four percent. The strength of the brands in this portfolio — *Smucker's, Jif, Pillsbury, Crisco, Hungry Jack, White Lily,* and *Martha White* — demonstrates the power of the emotional bond consumers have with our brands. As consumers turn to our products to create meaningful family meal occasions, we hope to rekindle their excitement about family meals through initiatives like our "*Smucker's* Better Beginnings Breakfast Program," featuring celebrity chef Jon Ashton and author Miriam Weinstein, and our sponsorship of Family Day, a national event each September that encourages Americans to make family dinners a regular part of their children's lives.

Fruit Spreads and Peanut Butter Once again, we achieved new records in market share with both the *Smucker's* and *Jif* brands. During the back-to-school season, we unveiled our first-ever joint *Smucker's* and *Jif* television commercial. This celebration of "The Great American PB&J" appeals to the millions of families who rely on the nation's best-selling brands when it's time for the simple enjoyment of a peanut butter and jelly sandwich.



In addition, we helped strengthen our leadership position in fruit spreads and peanut butter by offering more "good and good for you" products. The introduction of *Smucker's* Organic fruit spreads was met with such enthusiasm that we added three new organic varieties: orange marmalade, blackberry preserves, and apricot preserves. We also added cherry preserves and seedless strawberry jam to our line of *Smucker's* Sugar Free fruit spreads made with *Splenda*®.



All of our peanut butter brands achieved excellent base business growth this year, and we expanded our distribution of *Smucker's* Organic Natural peanut butter.

Uncrustables **Sandwiches** Even as our traditional peanut butter and jelly business continues to grow, many families are discovering *Smucker's Uncrustables,* a whole new way to enjoy America's sandwich favorites. In fiscal 2007, retail sales of *Uncrustables* sandwiches grew 29 percent. While core item sales drove this expansion, our two newest additions to the line — peanut butter, and peanut butter and honey on wheat bread — also contributed.



Ice Cream Toppings Our ice cream toppings business had a successful summer season and reached a new record in market share. We also launched two new *Smucker's* Toppings flavors: dark chocolate with mint and Sugar Free strawberry made with *Splenda*®.



Potatoes, Pancakes, and Syrup Our *Hungry Jack* brand of potatoes, pancake mixes, and breakfast syrups achieved more relevance to today's consumers through improved packaging and a new print and radio advertising campaign — the first in more than a decade. More families are discovering that they can count on *Hungry Jack* products to deliver consistent, quality breakfasts and dinners. As our new tagline states, "Everybody's happy when it's *Hungry Jack*."™



Baking and Oils We broadened our leadership position in the baking aisle by introducing new items and adding complementary brands and segments to our already strong presence in this section. Although the baking and oils categories were impacted by highly volatile wheat and soybean costs, our performance during the key holiday baking period — led by the *Pillsbury* brand — still exceeded the prior year.

We responded to consumer interest in better-for-you baking options, heating up the baking category with 15 new items. These included a line of *Pillsbury* Reduced Sugar cake mixes and frostings, which provide the same great taste as our regular varieties but only half the sugar, and a line of *Martha White* Whole-Grain muffin mixes. Bringing more variety to the section, we extended our *Pillsbury Funfetti* line into brownie mixes and frostings and introduced *Martha White* family-sized cornbread mixes.

Two recent acquisitions this year greatly enhanced our baking business. The addition of sweetened condensed milk category leader *Eagle Brand* makes us the largest producer of canned milk in North America. The acquisition of *White Lily*, known for its soft winter wheat flour and cornmeal, deepens our presence in the South, where long-held baking traditions are a mainstay of family meals. These brands increase our prominence in the baking aisle and provide new opportunities for cross marketing and promotion with the *Crisco*, *Pillsbury*, *Martha White*, and *PET* brands in the United States and the *Crisco*, *Robin Hood*, and *Five Roses* brands in Canada.



Continuing to lead the oils category through innovation, we converted the entire line of *Crisco* shortening products to a new formula that contains zero grams trans fat per serving, yet maintains the quality and performance that consumers count on from the *Crisco* brand.

Based on the positive results of our entry into the fast-growing olive oil segment, we expanded our distribution of *Crisco* olive oils and sprays. Similar results led us to introduce several sizes of *Crisco* peanut oil, a consumer favorite for holiday turkey frying.





R.W. KNUDSEN
SPRITZER
Black Cherry
R.W. KNUDSEN
SPRITZER
Tangerine
R.W. KNUDSEN
SPRITZER
Grape
R.W. KNUDSEN
SPRITZER
Mango
Flavored Sparkling Juice
from Concentrates With Natural Flavors
100% JUICE
R.W. KNUDSEN
SPRITZER
Red Raspberry
100% JUICE
NEW!
KEEP FROZEN
SMUCKER'S
Uncrustables
Thaw 'n Serve
PEANUT BUTTER & HONEY SPREAD SANDWICH
on wheat bread
4 Soft Bread SANDWICHES
Crisco
Pure Canola Oil
Jif
CREAMY
PEANUT BUTTER
NEW!
BICK'S
GOURMET
BABY DILL PICKLES
ROASTED GARLIC
Crisco
IMPORTED
PURE
OLIVE OIL
Ideal for Sautéing and Grilling
SMUCKER'S
CIDER
Apple Butter



We believe in the power of family meals. Brands like *Smucker's, Jif, Pillsbury, Crisco,* and *Bick's* offer endless possibilities for encouraging families to eat together and enjoy each other's company. Whether it's a weekend picnic or a weekday supper, creating successful family gatherings by offering foods that are good and good for you, convenient, and that make you smile is what our Company is all about.

Special Markets Segment

Canada Our Canadian group divested its nonbranded, grain-based foodservice and industrial businesses this year to better focus on its branded retail business, including *Smucker's, Robin Hood,* and *Bick's* — all number-one brands in their categories.

Extending our position in baking, we acquired *Five Roses,* the leading brand of flour in Quebec, and introduced *Robin Hood Nutri* Flour Blend, an award-winning, better-for-you baking flour. Also introduced was our line of *Bick's* Gourmet Baby Dill pickles, available in Italian herb, roasted garlic, and spicy Thai flavors. Our fun and quirky *Bick's* advertising campaign continued this year, building on the "craveable crunch" of *Bick's* pickles.



Foodservice Our Foodservice business grew more than 13 percent. These very strong results came from both the core restaurant-supply side of the business, which introduced *Smucker's* Sugar Free jams, and from our schools market, which saw a double-digit increase in *Uncrustables* sandwich sales, due in part to our on-trend wheat and reduced-fat items.

Beverage Despite increased costs for fruit and other raw materials, 2007 was another very good year for our Beverage group. Overall sales grew 11 percent, driven by our *R. W. Knudsen Family* and *Santa Cruz Organic* brands. Part of that growth stemmed from our new *R. W. Knudsen Family* juices such as Organic Low Sodium *Very Veggie,* Organic açaí berry, and Sparkling blueberry.



Our beverage business continued to set an example in environmental sustainability, receiving the California Waste Reductions Award for the seventh consecutive year. In addition, our Chico, California, facility plans to use sustainable solar and methane energy sources to supply 25 percent of its needs.

International Mexico and Latin America remain the focus of our International group, which experienced another year of double-digit growth, with overall sales up 14 percent. To better support our increasing presence in Mexico, and in keeping with our strategic focus on North America, we recently divested our fruit ingredient operation in Scotland. We continue to export more than 650 items to 40 countries with a concentration on the key Caribbean market.

We welcome the newest members of the Smucker family of brands: 150-year-old *Eagle Brand* sweetened condensed milk and dessert kits, Hispanic favorite *Magnolia* sweetened condensed milk, *White Lily* flour and cornmeal, and *Five Roses* flour in Canada.



Financial Review



Five-Year Summary of Selected Financial Data	12
Summary of Quarterly Results of Operations	13
Stock Price Data	13
Comparison of Five-Year Cumulative Total Shareholder Return	14
Management's Discussion and Analysis	15
Report of Management on Internal Control Over Financial Reporting	25
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	26
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	27
Report of Management on Responsibility for Financial Reporting	28
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	34
Directors, Officers, and General Managers	66
Properties	66
Corporate and Shareholder Information	67

Five-Year Summary of Selected Financial Data



The following table presents selected financial data for each of the five years in the period ended April 30, 2007. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Liquidity and Capital Resources" and the consolidated financial statements and notes thereto.

	Year Ended April 30,				
(Dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Statements of Income:					
Net sales	$2,148,017	$2,154,726	$2,043,877	$1,369,556	$1,270,098
Income from continuing operations	$ 157,219	$ 143,354	$ 130,460	$ 111,298	$ 94,212
Discontinued operations	—	—	(1,387)	52	2,130
Net income	$ 157,219	$ 143,354	$ 129,073	$ 111,350	$ 96,342
Financial Position:					
Total assets	$2,693,823	$2,649,744	$2,635,894	$1,684,125	$1,615,407
Cash and cash equivalents	200,119	71,956	58,085	104,551	170,012
Long-term debt	392,643	428,602	431,560	135,000	135,000
Shareholders' equity	1,795,657	1,728,059	1,690,800	1,210,693	1,124,171
Other Data:					
Capital expenditures	$ 57,002	$ 63,580	$ 87,576	$ 97,721	$ 48,083
Common shares repurchased	1,067,400	1,892,100	368,678	—	—
Weighted-average shares	56,432,839	57,863,270	57,086,734	49,816,926	47,309,257
Weighted-average shares – assuming dilution	57,056,421	58,425,361	57,748,780	50,395,747	47,764,777
Earnings per common share:					
Income from continuing operations	$ 2.79	$ 2.48	$ 2.29	$ 2.23	$ 1.99
Discontinued operations	—	—	(0.03)	0.01	0.05
Net income	$ 2.79	$ 2.48	$ 2.26	$ 2.24	$ 2.04
Income from continuing operations – assuming dilution	$ 2.76	$ 2.45	$ 2.26	$ 2.21	$ 1.97
Discontinued operations – assuming dilution	—	—	(0.02)	—	0.05
Net income – assuming dilution	$ 2.76	$ 2.45	$ 2.24	$ 2.21	$ 2.02
Dividends declared per common share	$ 1.14	$ 1.09	$ 1.02	$ 0.94	$ 0.83

Summary of Quarterly Results of Operations



The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2007 and 2006.

(Dollars in thousands, except per share data)

	Quarter Ended	Net Sales	Gross Profit	Net Income	Earnings per Common Share	Earnings per Common Share– Assuming Dilution
2007	July 31, 2006	$526,509	$157,994	$28,724	$0.51	$0.50
	October 31, 2006	604,955	191,191	45,569	0.80	0.80
	January 31, 2007	523,081	172,967	40,427	0.72	0.71
	April 30, 2007	493,472	179,903	42,499	0.76	0.75
2006	July 31, 2005	$510,331	$164,713	$29,897	$0.51	$0.51
	October 31, 2005	606,264	203,423	46,444	0.80	0.79
	January 31, 2006	536,453	163,854	31,312	0.54	0.54
	April 30. 2006	501,678	160,862	35,701	0.63	0.62

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data



The Company's common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 275,500 shareholders as of the June 18, 2007 record date, of which 82,067 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2007	July 31, 2006	$47.25	$39.11	$0.28
	October 31, 2006	49.14	43.00	0.28
	January 31, 2007	49.98	45.00	0.28
	April 30, 2007	57.43	46.97	0.30
2006	July 31, 2005	$51.04	$45.94	$0.27
	October 31, 2005	49.41	44.56	0.27
	January 31, 2006	46.84	43.33	0.27
	April 30, 2006	44.26	37.15	0.28

Comparison of Five-Year Cumulative Total Shareholder Return



Among The J. M. Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index



	April 30,					
	2002	2003	2004	2005	2006	2007
The J. M. Smucker Company	$100.00	$100.93	$148.75	$144.14	$116.74	**$170.14**
S&P 500	100.00	86.69	106.52	113.28	130.74	**150.66**
S&P Packaged Foods & Meats	100.00	91.69	118.48	126.79	122.69	**146.57**

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2007, for the Company's common shares, the S&P 500, and the S&P Packaged Foods and Meats index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company's common shares and the referenced index funds on April 30, 2002.

Copyright © 2007, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm



Executive Summary



The J. M. Smucker Company (the "Company"), headquartered in Orrville, Ohio, is a leading marketer and manufacturer of fruit spreads, peanut butter, shortening and oils, ice cream toppings, and health and natural foods beverages in the United States and Canada.

The Company's strategy is to own and market leading food brands found in the center of the store and sold throughout North America. Its family of brands includes *Smucker's, Jif, Crisco, Pillsbury, R. W. Knudsen Family, Hungry Jack, White Lily,* and *Martha White* in the United States, along with *Robin Hood, Five Roses,* and *Bick's* in Canada. In addition to these brands, the Company markets products under numerous other brands, including *Dickinson's, Laura Scudder's, Adams, Double Fruit* (Canada), and *Santa Cruz Organic.* The Company is widely known and trusted for quality food products. In support of its strategy, the Company completed its acquisition of Eagle Family Foods Holdings, Inc. ("Eagle"), on May 1, 2007. The acquisition of Eagle brings *Eagle Brand* and *Magnolia* to the Company's family of brands. The transaction will be accounted for as a purchase business combination.

The Company distributes its products through grocery and other retail outlets, foodservice establishments, schools, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio, and markets a wide variety of other specialty products throughout North America and in many foreign countries.

Since the 1998 inception of *FORTUNE* magazine's annual survey of the "100 Best Companies to Work For," the Company has consistently been recognized as one of the top companies to work for in the United States, ranking number one in 2004.

Results of Operations



– Summary of 2007 –

The Company achieved strong sales and earnings growth in 2007. Net income increased from $143.4 million to $157.2 million, or 10 percent, as a result of gross margin improvements due in part to a favorable mix of sales and a reduction in merger and integration costs. Net income per common share – assuming dilution was $2.76, an increase of 13 percent, benefiting not only from the increase in net income but also by a decrease in common shares outstanding.

– Net Sales –

	Year Ended April 30,		
(Dollars in thousands)	2007	2006	2005
Net sales:			
U.S. retail market	**$1,547,064**	$1,484,873	$1,405,191
Special markets	**600,953**	669,853	638,686
Total net sales	**$2,148,017**	$2,154,726	$2,043,877

2007 Compared to 2006. Net sales in 2007 decreased $6.7 million, or less than one percent, from 2006 reflecting the impact of divestitures. Net sales increased $107.5 million, or five percent over the same period, excluding the Canadian nonbranded, grain-based foodservice and industrial businesses sold in Septmeber 2006 and the U.S. industrial ingredient business ("divested businesses"). This net sales growth was led primarily by volume gains in the *Jif* and *Smucker's* brands, strong performance across the businesses in the special markets segment, and the contribution of approximately $33.4 million from the *White Lily* and *Five Roses* brands acquired during 2007. Price increases were also taken on most brands during the year.

In the U.S. retail market segment, comprised of the Company's consumer and consumer oils and baking strategic business areas, net sales were $1,547.1 million in 2007, up $62.2 million, or approximately four percent, over 2006. Net sales in the consumer business area were up seven percent for the year. The consumer increase was led by strong sales of *Jif* peanut butter, particularly in the fourth quarter of the fiscal year resulting from increased demand for the product upon the recall of a competitor's products. In addition, growth in natural peanut butter, fruit spreads, toppings, and a 29 percent increase in *Uncrustables* during the year also contributed. In the consumer oils and baking strategic business area, sales were flat compared to the prior year as sales gains in retail oils, frosting, flour, and the contribution of $14.8 million from the *White Lily* brand acquired in October 2006, offset declines in baking mixes and a $14.7 million decrease in sales of industrial oils.

The special markets segment is comprised of the foodservice, beverage, Canada, and international strategic business areas. Net sales in this segment were $601.0 million in 2007, a decrease of 10 percent, compared to 2006. Excluding divested businesses, special market net sales increased nine percent for the same period. All strategic business areas in special markets contributed to the increase. Foodservice net sales increased 13 percent, due to a 10 percent increase in sales of traditional portion control products, as well as a 20 percent increase in *Uncrustables* in the schools market. Beverage net sales increased 11 percent in 2007 compared to 2006, as sales of *R. W. Knudsen Family, Santa Cruz Organic,* and nonbranded products increased nine, 21, and 19 percent, respectively. Net sales in Canada increased five percent driven by the contribution of approximately $18.6 million from the acquisition of the *Five Roses* flour brand during the year and the impact of favorable exchange rates. In the international business area, net sales increased 14 percent primarily due to continued growth in export markets.

2006 Compared to 2005. In 2005, the Company completed its acquisition of International Multifoods Corporation ("Multifoods") in a tax-free stock and cash transaction valued at approximately $871 million. The results of Multifoods' operations are included in the Company's consolidated financial statements from the date of the acquisition. Since the acquisition of Multifoods closed midway through the first quarter of 2005, an additional six weeks of results are included in 2006.

Also during 2005, in support of the Company's stated strategy, the Company sold its Australian subsidiary, Henry Jones Foods; its Brazilian subsidiary, Smucker do Brasil, Ltda.; and the U.S. foodservice and bakery products businesses, including the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. The Australian subsidiary, the Brazilian subsidiary, and the Multifoods U.S. foodservice and bakery products businesses are considered to be discontinued operations and are excluded from the discussions below.

Net sales in 2006 increased $110.8 million, or five percent, over 2005. Excluding the additional Multifoods net sales and divested businesses, net sales increased three percent. In addition to growth in several business areas, other factors impacting net sales in 2006 were a six percent price decrease on *Crisco* products in effect for the entire year, favorable foreign exchange rates, and selective price increases on fruit spreads and peanut butter items.

In the U.S. retail market segment, net sales were $1,484.9 million in 2006, up $79.7 million, or approximately six percent, over 2005. Net sales in the consumer strategic business area were up six percent for the year, led by sales of *Smucker's* and *Jif.* In addition, sales of *Uncrustables* products increased 29 percent in 2006 as the Company continued the momentum experienced in 2005. Net sales in the consumer oils and baking strategic business area were up five percent over 2005 due primarily to the additional Multifoods sales. The additional Multifoods sales accounted for almost half of the year-over-year growth in the segment.

Net sales in the special markets segment were $669.9 million in 2006 compared to $638.7 million in 2005, an increase of five percent. Excluding divested businesses and the additional Multifoods sales, special market net sales increased four percent. The overall sales increase

reflects growth in the foodservice and beverage areas and the impact of favorable exchange rates. In the foodservice area, 2006 net sales were up seven percent from 2005 due to a two percent growth in traditional portion control items, primarily under the *Smucker's* brand, and increased sales in the schools market, where *Uncrustables* products increased 22 percent in 2006. Beverage area net sales were up 13 percent in 2006. Sales of *R. W. Knudsen Family* and *Santa Cruz Organic* products were up 18 and 28 percent, respectively, for 2006, offset somewhat by nonbranded sales, which were down five percent in 2006. In the international area, net sales were up 49 percent in 2006 from 2005. Much of the increase was attributed to a realignment of the export business, acquired as part of the Multifoods acquisition, as sales to export customers were previously included as part of the Canadian business. Sales in Scotland were down four percent in 2006 from 2005. Although negatively impacted by planned rationalization of certain unprofitable businesses and the realignment of the export business, the Canada business was favorably impacted in 2006 by foreign exchange rates.

– Operating Income –

The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,		
	2007	2006	2005
Gross profit	**32.7%**	32.2%	32.2%
Selling, distribution, and administrative:			
Advertising	**2.4%**	2.6%	2.4%
Marketing and selling	**7.6**	7.4	7.7
Distribution	**3.5**	3.6	2.9
General and administrative	**7.1**	6.7	7.0
Total selling, distribution, and administrative	**20.6%**	20.3%	20.0%
Restructuring and merger and integration	**0.1%**	1.3%	1.4%
Operating income	**12.0%**	10.6%	10.8%

2007 Compared to 2006. Operating income increased $28.3 million in 2007, or 12 percent, compared to 2006, and increased from 10.6 percent of net sales to 12.0 percent. The increase in operating income was primarily due to improvements in gross profit and a decrease in merger and integration costs. Gross profit increased from $692.9 million, or 32.2 percent of net sales in 2006, to $702.1 million, or 32.7 percent of net sales in 2007. The increase in gross profit occurred, despite a record high commodity price environment, due to the divestiture of the lower margin Canadian nonbranded businesses during the second quarter of 2007 and favorable product mix, particularly in the last quarter of the year. These favorable contributions to gross profit were offset in part by an increase in restructuring related impairment charges associated with the Canadian divestiture. Although the Company has taken pricing actions to mitigate commodity cost increases totaling approximately $30 million, these cost increases were not fully offset for the year.

Selling, distribution, and administrative ("SD&A") expenses increased $4.4 million in 2007, or approximately one percent, from 2006, and increased from 20.3 percent of net sales to 20.6 percent due to costs associated with the Company's transition to restricted stock-based compensation programs and the related impact of adopting Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment.* Selling expenses were also up over the prior year. Marketing and distribution expense decreased from 2006 as the Company actively managed SD&A costs to help offset the impact of higher raw material costs.

2006 Compared to 2005. Operating income increased $8.0 million in 2006, or four percent, over 2005 while operating income as a percentage of net sales decreased from 10.8 percent to 10.6 percent primarily due to an increase in distribution costs throughout the year. Included in 2006 operating income was approximately $27.9 million of restructuring and merger and integration related costs, while 2005 included $31.3 million of similar charges. Positive contributors to operating income

in 2006 included the overall growth of the higher margin U.S. retail market segment, including gains in the *Smucker's* and *Jif* brands. The Company's gross profit as a percentage of net sales remained unchanged at 32.2 percent in 2006, despite higher commodity costs along with packaging and freight. These higher costs were offset by a favorable adjustment of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs offered to customers during 2005, improved profitability of *Uncrustables* products, and favorable pricing on other raw materials.

SD&A expenses increased eight percent during 2006 over 2005. As a percent of net sales, SD&A increased from 20.0 percent to 20.3 percent, primarily due to increased expenses related to a new distribution network implemented during 2006. The Company increased its marketing expense by eight percent during 2006 in support of its major retail brands, as well as the continued retail rollout of *Uncrustables* products. Also contributing to the increase in SD&A during 2006 were amortization costs associated with the Company's expanded restricted stock program, which replaced its stock option program.

– Interest Income and Expense –

Interest expense decreased $0.7 million in 2007 as a portion of the proceeds from the sale of the Canadian nonbranded businesses were utilized to pay off balances outstanding against the Company's revolving credit facility during the second quarter of the fiscal year. Also during the year, interest income increased $2.6 million, or 39 percent, primarily related to an increase in invested funds during the year resulting from the Canadian nonbranded businesses sale and an overall increase in cash generated from operations.

Interest expense increased $1.5 million in 2006 from 2005 as the Company realized a full year of expense on the additional debt associated with the acquisition of Multifoods. This increase in interest expense was offset somewhat by a decrease in the Company's outstanding revolving credit balance and the payoff of $17 million in long-term debt in September 2005. Interest income increased by $1.9 million in 2006 compared to 2005 due to increases in the average investment balances, higher interest rates throughout the year, and interest earned on promissory notes.

– Other Income and Expense –

In 2006, other income (net) was $4.2 million, which included a gain of $5.6 million recognized on the sale of the Salinas, California, facility during the third quarter offset by other expenses, primarily associated with the write-off of certain manufacturing assets no longer in use.

– Income Taxes –

Income taxes were $83.8 million in 2007, an increase of $11.6 million, or 16 percent from 2006. The increase is due primarily to an increase in taxable income, combined with an increase in the effective tax rate from 33.5 percent in 2006 to 34.8 percent in 2007. The effective tax rate in 2006 included certain one-time benefits of the Company's legal entity realignment that did not recur in 2007.

Income taxes in 2006 were $72.2 million, down $1.9 million, or three percent, from 2005. The decrease is due primarily to a decrease in the consolidated effective tax rate to 33.5 percent, compared to 36.2 percent in 2005 as income from continuing operations before income taxes increased $11.0 million, or five percent, over 2005. The lower effective tax rate resulted from the Company's realignment of its legal entity structure to better match the operations of the business and the flow of goods, coupled with recent state tax law and rate changes. This realignment was necessitated by changes made to the Company's manufacturing and distribution networks resulting from its supply chain optimization project and the acquisition of Multifoods.

– Restructuring –

During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. At the end of 2007, these restructurings were proceeding as planned.

During 2007, the Company sold the Canadian nonbranded businesses as part of its strategic plan to focus the Canadian operations on its branded consumer retail and foodservice businesses.

In conjunction with the restructurings, the Company has recorded a total charge of $53.8 million to date, including $12.1 million in 2007, of which $11.4 million was associated with the sale of the Canadian nonbranded businesses, $10.0 million in 2006, and $13.3 million in 2005. The majority of these charges related to impairment and accelerated depreciation on buildings and machinery and equipment, employee separation costs, equipment relocation expenses, and the disposition of inventories.

Liquidity and Capital Resources



	Year Ended April 30,		
(Dollars in thousands)	2007	2006	2005
Net cash provided by operating activities	**$273,424**	$198,689	$149,764
Net cash used for investing activities	**27,041**	16,255	120,817
Net cash used for financing activities	**117,625**	169,129	72,280

The Company's principal source of funds is cash generated from operations, supplemented by borrowings against the Company's revolving credit instrument. Total cash and investments at April 30, 2007, were $244.2 million compared to $120.9 million at April 30, 2006.

– Operating Activities –

The Company's working capital requirements are greatest during the first half of its fiscal year, primarily due to the need to build inventory levels in advance of the "fall bake" season, and the seasonal procurement of fruit and raw materials used in the Company's pickle and relish business in Canada.

Cash provided by operating activities was a record $273.4 million during 2007, an increase of $74.7 million, or 38 percent, over 2006. The increased cash generated resulted from the increase in net income plus noncash charges, and the collection of trade receivables associated with the divested Canadian nonbranded businesses. Accounts receivable turnover improved to 17.3 in 2007 from 14.6 in 2006, while inventory turnover remained relatively even at 5.1 in 2007 compared to 5.2 in 2006. Working capital, excluding cash and cash equivalents, as a percent of net sales remains favorable at 9.4 percent in 2007 compared to 12.3 percent in 2006.

– Investing Activities –

Net cash used for investing activities totaled approximately $27.0 million, as $84.1 million of proceeds from the sale of the Canadian nonbranded businesses were offset by $60.5 million used to purchase the *Five Roses* and *White Lily* brands. Capital expenditures were approximately $57.0 million during 2007, or approximately 2.7 percent of net sales.

– Financing Activities –

Net cash used for financing activities during 2007 consisted primarily of $63.6 million in dividend payments and $52.1 million to finance the repurchases of 1,067,400 common shares. One million of the common shares were repurchased as part of the Company's August 2006 Rule 10b5-1 trading plan with a broker. At April 30, 2007, the Company had repurchased a total of 3,328,178 common shares under Board authorization leaving 1,671,822 common shares authorized for repurchase.

Cash requirements for 2008 will include the May 1, 2007, acquisition of Eagle for $248 million in cash, including the placement in escrow of $115 million, representing the principal balance of Eagle's Senior Notes, in exchange for a covenant defeasance. Capital expenditures are estimated at approximately $75 million. In addition, dividends are expected to approximate $68 million and interest payments on long-term debt to approximate $44 million for the year, including payments associated with the Company's $400 million 5.55 percent Senior Notes issued May 31, 2007. The Company will also be repaying $33 million of Senior Notes due September 1, 2007.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand and marketable securities, combined with cash provided by operations, proceeds from the May 31, 2007, issuance of Senior Notes, and borrowings available under the revolving credit facility, will be sufficient to meet 2008 cash requirements, including capital expenditures, the payment of dividends, repurchase of common shares, if any, and interest on debt outstanding.

Off-Balance Sheet Arrangements and Contractual Obligations



The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, are conducted at an arm's length basis, and are not material to the Company's results of operations, financial condition, or cash flows.

In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation ("Wellspring"). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantees require the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. The tractor-trailer fleet guarantee expired in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2007, the Company's outstanding guarantees for the real estate lease obligations of Wellspring were $6.4 million.

The possibility that the Company would be required to honor the contingent liabilities under the real estate guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

The following table summarizes the Company's contractual obligations at April 30, 2007.

(Dollars in millions)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt obligations	$ 425.6	$ 33.0	$282.6	$10.0	$100.0
Operating lease obligations	9.0	1.6	2.5	2.0	2.9
Purchase obligations	563.4	391.3	154.2	8.3	9.6
Other long-term liabilities	269.1	—	—	—	269.1
Total	$1,267.1	$425.9	$439.3	$20.3	$381.6

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated.

Critical Accounting Estimates and Policies



The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies

involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition. The Company recognizes revenue when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. A provision for estimated returns and allowances is recorded as a reduction of sales at the time revenue is recognized.

Trade Marketing and Merchandising Programs. In order to support the Company's products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management's estimate in a subsequent period. As the Company's total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 27 percent of 2007 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $63.2 million and $78.7 million, at April 30, 2007 and 2006, respectively. Management believes that the Company's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation reserve has been provided.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax laws, statutory tax rates, and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in either an adjustment to goodwill, if the change relates to tax benefits associated with a business combination, or an adjustment to income, in the period in which that determination is made.

In the ordinary course of business, the Company is exposed to uncertainties related to tax filings and periodically assesses the liabilities and contingencies for all tax years under audit based upon the latest information available. In the event the Company believes a claim will be asserted, an estimate of the tax liability, including applicable interest charges, has been recorded.

Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. During 2007, the Company recorded impairment of approximately $8.5 million associated with the Canadian non-branded businesses divested during the year. There are no other events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable.

Goodwill and Indefinite-Lived Intangible Assets. The annual evaluation of goodwill and indefinite-lived intangible assets requires the use of estimates about future operating results for each reporting unit to determine estimated fair value. Changes in forecasted operations can materially affect these estimates. Additionally, other changes in the estimates and assumptions, including the

discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of the reporting unit could change and, therefore, impact the assessments of impairment in the future.

Pension and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans' assets, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2008 expense recognition, the Company will use a discount rate of 6.0 percent and 5.25 percent, an expected rate of return on plan assets of 8.25 percent and 8.0 percent, and a rate of compensation increase of 4.1 percent and 4.0 percent, for U.S. and Canadian plans, respectively.

Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R)* ("SFAS 158"). Along with disclosure requirements, SFAS 158 requires the recognition of a plan's funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs are now recorded in accumulated other comprehensive income (loss), a component of shareholders' equity. The amounts recorded in accumulated other comprehensive income (loss) will continue to be modified as actuarial assumptions and service costs change and such amounts will be amortized to expense over a period of time through net periodic benefit cost. The adoption of SFAS 158 resulted in a decrease of $29.4 million in assets, a decrease in postretirement benefits other than pensions of $12.8 million, an increase in pension liabilities of $4.8 million, an increase in deferred tax assets of $7.4 million, and a decrease in accumulated other comprehensive income (loss) of $14.0 million. See Note J: Pensions and Other Postretirement Benefits for information concerning the Company's pension and other postretirement benefit plans.

Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware that a specific customer may be unable to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial conditions.

Share-Based Payments. Effective May 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement.

Prior to the adoption of SFAS 123R, the Company elected to account for share-based payments in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized. In antic-

ipation of adoption of SFAS 123R and concurrent with a review of competitive long-term incentive programs, the Company replaced its employee stock option incentive program with a restricted stock program as of June 2005. Additionally, on April 12, 2006, the Executive Compensation Committee of the Board of Directors of the Company approved accelerating the vesting of all outstanding unvested stock options with an exercise price greater than $39.31, the closing price of the Company's common shares on the New York Stock Exchange on April 11, 2006. As a result of this acceleration of vesting, no compensation expense was recorded in 2007, nor will be recorded in future periods related to these stock options. See Note L: Stock Benefit Plans for more information related to the Company's stock benefit plans.

Derivative Financial Instruments and Market Risk



The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2007, approximates carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical 10 percent change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2007, including derivative and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company's results of operations. A hypothetical 100 basis point increase in short-term interest rates would increase the Company's interest expense by approximately $0.2 million. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2007, the market value of the Company's long-term debt and interest rate portfolio, in aggregate, would increase by approximately $14.2 million.

Foreign Currency Exchange Risk. The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2007, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented 15 percent of net sales during 2007. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately. Commodity price risk associated with the Company's derivative position at April 30, 2007 and 2006, is not material to the operating results or financial position of the Company.

Forward-Looking Statements



Certain statements included in this Annual Report contain forward-looking statements within the meaning of federal securities laws. The forward-looking statements may include statements concerning the Company's current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "plans," and similar phrases.

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company's control and could cause actual results to differ materially from such statements and from the Company's historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption "Risk Factors" in the Company's Annual Report on Form 10-K, as well as the following:

- the volatility of commodity markets from which raw materials are procured and the related impact on costs;
- crude oil price trends and its impact on transportation, energy, and packaging costs;
- raw material and ingredient cost trends;
- the ability to successfully implement price changes, particularly in the consumer oils and baking business;
- the success and cost of introducing new products and the competitive response, particularly in the consumer oils and baking area;
- the success and cost of marketing and sales programs and strategies intended to promote growth in the Company's businesses, and in their respective markets;
- the concentration of certain of the Company's businesses with key customers and the ability to manage and maintain key customer relationships;
- the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;
- the ability of the Company to obtain any required financing;
- the timing and amount of capital expenditures, restructuring, and merger and integration costs;
- foreign currency exchange and interest rate fluctuations;
- the timing and cost of acquiring common shares under the Company's share repurchase authorizations;
- general competitive activity in the market, including competitors' pricing practices and promotional spending levels; and
- other factors affecting share prices and capital markets generally.

Report of Management on Internal Control Over Financial Reporting



Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of April 30, 2007. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of April 30, 2007.

Ernst & Young LLP, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of April 30, 2007, and their report thereon is included on page 26 of this report.

Timothy P. Smucker
Chairman and
Co-Chief Executive Officer

Richard K. Smucker
President and
Co-Chief Executive Officer

Mark R. Belgya
Vice President,
Chief Financial Officer
and Treasurer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting



Board of Directors and Shareholders
The J. M. Smucker Company

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The J. M. Smucker Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2007 and 2006, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2007, and our report dated June 22, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
June 22, 2007

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements



Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2007 and 2006, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note J, effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R).* Also, as discussed in Note L, effective May 1, 2006, the Company adopted SFAS 123(R), *Share-Based Payment.*

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company's internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

Akron, Ohio
June 22, 2007

Report of Management on Responsibility for Financial Reporting



Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on our best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is an extensive program of audits performed by the Company's internal audit staff and independent registered public accounting firm designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent registered public accounting firm, has audited the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three nonemployee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker
Chairman and
Co-Chief Executive Officer

Richard K. Smucker
President and
Co-Chief Executive Officer

Mark R. Belgya
Vice President,
Chief Financial Officer
and Treasurer

Statements of Consolidated Income

The J. M. Smucker Company

(Dollars in thousands, except per share data)	Year Ended April 30, 2007	2006	2005
Net sales	**$2,148,017**	$2,154,726	$2,043,877
Cost of products sold	**1,435,981**	1,459,611	1,383,995
Cost of products sold – restructuring	**9,981**	2,263	2,466
Gross Profit	**702,055**	692,852	657,416
Selling, distribution, and administrative expenses	**442,814**	438,457	407,839
Merger and integration costs	**61**	17,934	17,954
Other restructuring costs	**2,120**	7,722	10,854
Operating Income	**257,060**	228,739	220,769
Interest income	**9,225**	6,630	4,683
Interest expense	**(23,363)**	(24,026)	(22,555)
Other (expense) income – net	**(1,918)**	4,227	1,717
Income From Continuing Operations Before Income Taxes	**241,004**	215,570	204,614
Income taxes	**83,785**	72,216	74,154
Income From Continuing Operations	**157,219**	143,354	130,460
Discontinued operations, net of tax	**—**	—	(134)
Loss on sale of discontinued operations, net of tax	**—**	—	(1,253)
Net Income	**$ 157,219**	$ 143,354	$ 129,073
Earnings per Common Share:			
Income From Continuing Operations	**$ 2.79**	$ 2.48	$ 2.29
Discontinued operations	**—**	—	(0.03)
Net Income	**$ 2.79**	$ 2.48	$ 2.26
Income From Continuing Operations – Assuming Dilution	**$ 2.76**	$ 2.45	$ 2.26
Discontinued operations – assuming dilution	**—**	—	(0.02)
Net Income – Assuming Dilution	**$ 2.76**	$ 2.45	$ 2.24

See notes to consolidated financial statements.

Consolidated Balance Sheets

The J. M. Smucker Company

Assets

(Dollars in thousands)	April 30, 2007	2006
Current Assets		
Cash and cash equivalents	$ 200,119	$ 71,956
Marketable securities	—	14,882
Trade receivables, less allowance for doubtful accounts	124,048	148,014
Inventories:		
Finished products	196,177	190,302
Raw materials	89,875	88,786
	286,052	279,088
Assets held for sale	—	90,250
Other current assets	29,147	38,648
Total Current Assets	639,366	642,838
Property, Plant, and Equipment		
Land and land improvements	41,456	38,165
Buildings and fixtures	176,950	170,057
Machinery and equipment	536,825	513,593
Construction in progress	25,284	19,923
	780,515	741,738
Accumulated depreciation	(326,487)	(285,184)
Total Property, Plant, and Equipment	454,028	456,554
Other Noncurrent Assets		
Goodwill	990,771	940,967
Other intangible assets, net	478,194	472,915
Marketable securities	44,117	34,107
Other assets	87,347	102,363
Total Other Noncurrent Assets	1,600,429	1,550,352
	$2,693,823	$2,649,744

✣ Liabilities and Shareholders' Equity ✣

(Dollars in thousands)	April 30, 2007	2006
Current Liabilities		
Accounts payable	$ 93,500	$ 88,963
Notes payable	—	28,620
Salaries, wages, and additional compensation	32,580	34,578
Accrued trade marketing and merchandising	24,672	29,185
Income taxes	7,265	13,584
Dividends payable	17,034	15,946
Current portion of long-term debt	33,000	—
Other current liabilities	28,417	24,564
Total Current Liabilities	236,468	235,440
Noncurrent Liabilities		
Long-term debt	392,643	428,602
Defined benefit pensions	45,881	37,656
Postretirement benefits other than pensions	46,349	55,767
Deferred income taxes	158,418	155,579
Other noncurrent liabilities	18,407	8,641
Total Noncurrent Liabilities	661,698	686,245
Shareholders' Equity		
Serial preferred shares – no par value:		
Authorized – 3,000,000 shares; outstanding – none	—	—
Common shares – no par value:		
Authorized – 150,000,000 shares; outstanding – 56,779,850 in 2007 and 56,949,044 in 2006 (net of 8,619,519 and 8,185,015 treasury shares, respectively), at stated value	14,195	14,237
Additional capital	1,216,091	1,212,598
Retained income	553,631	489,067
Less:		
Deferred compensation	—	(8,527)
Amount due from ESOP Trust	(6,017)	(6,525)
Accumulated other comprehensive income	17,757	27,209
Total Shareholders' Equity	1,795,657	1,728,059
	$2,693,823	$2,649,744

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

The J. M. Smucker Company

(Dollars in thousands)	Year Ended April 30, 2007	2006	2005
Operating Activities			
Net income	$157,219	$143,354	$129,073
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	57,346	62,452	53,075
Amortization	1,528	190	362
Asset impairments and other restructuring charges	10,089	2,264	3,277
Share-based compensation expense	11,257	7,255	1,609
Gain on sale of assets	—	(5,638)	(3,079)
Deferred income tax expense	22,530	33,124	36,247
Changes in assets and liabilities, net of effect from businesses acquired:			
Trade receivables	23,848	1,444	(2,015)
Inventories	(8,146)	(6,601)	(6,795)
Other current assets	5,218	(24,369)	(13,934)
Accounts payable and accrued items	1,034	(64,019)	(44,332)
Income taxes	(15,079)	44,756	(5,494)
Discontinued operations	—	—	868
Other – net	6,580	4,477	902
Net Cash Provided by Operating Activities	273,424	198,689	149,764
Investing Activities			
Businesses acquired, net of cash acquired	(60,488)	—	(99,062)
Additions to property, plant, and equipment	(57,002)	(63,580)	(87,576)
Proceeds from sale of businesses	84,054	8,754	79,566
Purchase of marketable securities	(20,000)	(5,000)	(88,803)
Sale and maturities of marketable securities	26,272	31,101	67,094
Disposal of property, plant, and equipment	2,313	3,747	2,406
Discontinued operations	—	—	(907)
Other – net	(2,190)	8,723	6,465
Net Cash Used for Investing Activities	(27,041)	(16,255)	(120,817)
Financing Activities			
Proceeds from long-term debt	—	—	100,000
Repayments of long-term debt	—	(17,000)	(37,500)
Revolving credit arrangements – net	(28,144)	(8,434)	33,155
Repayments of short-term debt	—	—	(113,622)
Dividends paid	(63,632)	(62,656)	(56,057)
Purchase of treasury shares	(52,125)	(81,717)	(16,869)
Proceeds from stock option exercises	25,766	3,783	21,502
Other – net	510	(3,105)	(2,889)
Net Cash Used for Financing Activities	(117,625)	(169,129)	(72,280)
Effect of exchange rate changes on cash	(595)	566	(3,133)
Net increase (decrease) in cash and cash equivalents	128,163	13,871	(46,466)
Cash and cash equivalents at beginning of year	71,956	58,085	104,551
Cash and Cash Equivalents at End of Year	$200,119	$ 71,956	$ 58,085

( ) Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

The J. M. Smucker Company

(Dollars in thousands, except per share data)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Deferred Compen-sation	Amount Due from ESOP Trust	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at May 1, 2004	50,174,707	$12,543	$ 829,323	$387,065	$(6,069)	$(7,584)	$ (4,585)	$1,210,693
Net income				129,073				129,073
Foreign currency translation adjustment							15,277	15,277
Minimum pension liability adjustment							(10,310)	(10,310)
Unrealized loss on available-for-sale securities							(275)	(275)
Unrealized loss on cash flow hedging derivatives							(266)	(266)
Comprehensive Income								133,499
Business acquired	8,032,997	2,008	393,250					395,258
Purchase of treasury shares	(368,678)	(92)	(7,790)	(8,987)				(16,869)
Stock plans	701,360	176	20,779		1,496			22,451
Cash dividends declared – $1.02 a share				(59,320)				(59,320)
Tax benefit of stock plans			4,548					4,548
Other						540		540
Balance at April 30, 2005	58,540,386	14,635	1,240,110	447,831	(4,573)	(7,044)	(159)	1,690,800
Net income				143,354				143,354
Foreign currency translation adjustment							19,512	19,512
Minimum pension liability adjustment							8,710	8,710
Unrealized loss on available-for-sale securities							(650)	(650)
Unrealized loss on cash flow hedging derivatives							(204)	(204)
Comprehensive Income								170,722
Purchase of treasury shares	(1,936,423)	(484)	(41,910)	(39,323)				(81,717)
Stock plans	345,081	86	12,753		(3,954)			8,885
Cash dividends declared – $1.09 a share				(62,795)				(62,795)
Tax benefit of stock plans			1,645					1,645
Other						519		519
Balance at April 30, 2006	56,949,044	14,237	1,212,598	489,067	(8,527)	(6,525)	27,209	1,728,059
Net income				157,219				157,219
Foreign currency translation adjustment							2,437	2,437
Minimum pension liability adjustment							427	427
Unrealized gain on available-for-sale securities							1,644	1,644
Unrealized gain on cash flow hedging derivatives							138	138
Comprehensive Income								161,865
Purchase of treasury shares	(1,100,194)	(275)	(23,915)	(27,935)				(52,125)
Stock plans	931,000	233	24,247		8,527			33,007
Cash dividends declared – $1.14 a share				(64,720)				(64,720)
Adjustments to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $7,377							(14,098)	(14,098)
Tax benefit of stock plans			3,161					3,161
Other						508		508
Balance at April 30, 2007	**56,779,850**	**$14,195**	**$1,216,091**	**$553,631**	**$ —**	**$(6,017)**	**$ 17,757**	**$1,795,657**

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

Note A: Accounting Policies



Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and any majority-owned investment. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition: The Company recognizes revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 20 percent, 18 percent, and 16 percent of net sales in 2007, 2006, and 2005, respectively. These sales are primarily included in the U.S. retail market segment. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2007 and 2006, included amounts due from Wal-Mart Stores, Inc., and subsidiaries of $28,274 and $22,087, respectively.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Programs: In order to support the Company's products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management's estimate in a subsequent period. As the Company's total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 27 percent of 2007 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations. Operating results for the year ended April 30, 2006, include an increase of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $51,446, $56,647, and $50,002 in 2007, 2006, and 2005, respectively.

Product Development Cost: Total product development costs including research and development costs and product formulation costs were $9,680, $10,781, and $10,397 in 2007, 2006, and 2005, respectively.

Share-Based Payments: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment* ("SFAS 123R"). SFAS 123R is a revision of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and also amends

Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows*. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. The Company adopted SFAS 123R on May 1, 2006, using the modified prospective method. Under this method of adoption, prior year's financial information was not restated. Prior to the adoption of SFAS 123R, the Company accounted for share-based payments to employees using the intrinsic value method of APB 25. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying shares on the date of grant, no compensation expense was recognized. Compensation expense recognized related to other share-based awards was $11,257, $7,255, and $1,609 in 2007, 2006, and 2005, respectively. The related tax benefit recognized in the Statements of Consolidated Income was $3,913, $2,430, and $583 in 2007, 2006, and 2005, respectively. Upon adoption of SFAS 123R, compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service. No compensation expense was capitalized related to share-based awards in 2007, 2006, and 2005. As a result of adopting SFAS 123R on May 1, 2006, the Company's income from continuing operations before income taxes and net income were $1,923 and $1,255 lower in 2007, respectively, than if it had continued to account for share-based compensation under APB 25. The impact of adopting SFAS 123R in 2007, was approximately $0.02 on both net income per common share and net income per common share – assuming dilution.

Had the Company applied the fair value recognition provisions of SFAS 123 to share-based compensation for the periods ended April 30, 2006 and 2005, the effect on net income and earnings per common share would have been as follows:

	Year Ended April 30,	
	2006	2005
Net income, as reported	$143,354	$129,073
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit	4,825	1,026
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(9,177)	(4,686)
Net income, as adjusted	$139,002	$125,413
Earnings per common share:		
Net income, as reported	$ 2.48	$ 2.26
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit	0.08	0.02
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(0.16)	(0.08)
Net income, as adjusted	$ 2.40	$ 2.20
Net income, as reported – assuming dilution	$ 2.45	$ 2.24
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit – assuming dilution	0.09	0.01
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit – assuming dilution	(0.16)	(0.08)
Net income, as adjusted – assuming dilution	$ 2.38	$ 2.17

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair

value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term. The main inputs into the model are estimated by management based on historical performance and management's expectation of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted-average assumptions:

	Year Ended April 30,	
	2006	2005
Average expected term (years)	5.71	7.00
Risk-free interest rate	4.90%	3.74%
Dividend yield	2.00%	2.25%
Volatility	25.20%	26.31%
Fair value of options granted	$8.76	$11.64

As of April 30, 2007, total compensation cost related to nonvested share-based awards not yet recognized was approximately $13,963. The weighted-average period over which this amount is expected to be recognized is approximately three years.

SFAS 123R also provides that any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as an excess tax benefit, will be presented in the Statements of Consolidated Cash Flows as a financing activity, rather than an operating activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. Under the transition rules for adopting SFAS 123R using the modified prospective method, the Company was permitted to calculate a cumulative balance of excess tax benefits from post-1995 years for the purpose of accounting for future shortfall tax benefits and, as a result, has sufficient cumulative excess tax benefits to absorb arising shortfalls, such that earnings were not affected in 2007. For 2007, the actual tax deductible benefit realized from share-based compensation was $3,161, including $3,346 of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities on the Statement of Consolidated Cash Flows.

Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company's products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, discount stores, military commissaries, health and natural foods stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions. The Company's

operations outside the United States are principally in Canada where the Company's products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2007 and 2006, was $821 and $1,210, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts, interest rate swaps, and foreign currency futures contracts to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a fair value hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders' equity as a component of accumulated other comprehensive income (loss) to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company utilizes regression analysis to determine correlation between the value of the hedged item and the value of the derivative instrument utilized to identify instruments that meet the criteria for hedge accounting. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note O: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Rent expense in 2007, 2006, and 2005 totaled $20,261, $19,866, and $18,191, respectively. Rent expense for cold storage facilities, which is based on quantities stored, amounted to $4,331, $4,527, and $5,206 in 2007, 2006, and 2005, respectively.

Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recorded as held for sale at the lower of carrying value or estimated net realizable value. During 2007, the Company recorded impairment of approximately $8.5 million on long-lived assets associated with the Canadian nonbranded, grain-based foodservice and industrial businesses divested during the year.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets as of February 1, of each year. For annual impairment testing purposes, the Company's reporting units are its operating segments. In addition, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized over their estimated useful lives.

Other Investments in Securities: The Company maintains funds for the payment of benefits associated with non-qualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. The fair value of these investments included in other assets at April 30, 2007 and 2006, was $31,727 and $30,217, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Pensions and Other Postretirement Benefit Plans: Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires each plan's funded status to be recorded in the Consolidated Balance Sheets. See Note J: Pensions and Other Postretirement Benefits for information concerning the Company's pension and other postretirement plans.

The adoption of SFAS 158 resulted in a decrease of $29.4 million in assets, a decrease in postretirement benefits other than pensions of $12.8 million, an increase in pension liabilities of $4.8 million, an increase in deferred tax assets of $7.4 million, and a decrease in accumulated other comprehensive income (loss) of $14.0 million.

Recently Issued Accounting Standards: In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which is an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, (May 1, 2007, for the Company). Based on a preliminary analysis, management believes that adoption will not result in a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007, (May 1, 2008, for the Company). The Company is currently assessing the impact of SFAS 157 on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective for fiscal years beginning after November 15, 2007, (May 1, 2008, for the Company). The Company is currently assessing the impact of SFAS 159 on the consolidated financial statements.

Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.

The raw materials used by the Company are primarily commodities and agricultural-based products. Glass, plastic, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit, pickle, and condiment raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Sweeteners, peanuts, oils, wheat and flour, corn, and other ingredients are obtained from various suppliers. The cost and availability of many of these commodities has fluctuated, and may continue to fluctuate over time. Raw materials are available from numerous sources and the Company believes that it will continue to be able to obtain adequate supplies. The Company has not historically encountered shortages of key raw materials. The Company considers its relationship with key material suppliers to be good.

Approximately 31 percent of the Company's employees, located at eight facilities, are covered by union contracts. The contracts vary in term depending on the location with one contract expiring in 2008.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications. The assets associated with the divested Canadian nonbranded businesses were reclassified to assets held for sale on the April 30, 2006 Consolidated Balance Sheet.

Note B: Subsequent Event – Eagle Acquisition



On May 1, 2007, the Company completed its acquisition of Eagle Family Foods Holdings, Inc. ("Eagle"), a privately held company headquartered in Columbus, Ohio, for $133 million in cash and the assumption of $115 million in debt, in a transaction valued at approximately $248 million. Eagle is the largest producer of canned milk in North America, with sales primarily in retail and foodservice channels. Eagle generated net sales of approximately $206 million during its fiscal year ended July 1, 2006. The acquisition expands the Company's position in the baking aisle and complements the Company's strategy, which is to own and market leading North American food brands sold in the center of the store. Eagle's primary brands include *Eagle Brand* and *Magnolia* sweetened condensed milk.

The Company utilized cash on-hand to fund the cash portion of the purchase price. The Company borrowed $130 million against its revolving credit facility with a weighted average interest rate of 5.60 percent, a portion of which was used to deposit $118.8 million in escrow on the date of the transaction. The escrow deposit was in exchange for a covenant defeasance on Eagle's $115 million 8.75 percent Senior, subordinated Notes due January 2008, that was assumed on the acquisition date, as well as accrued interest due through May 31, 2007. On May 31, 2007, the escrow was distributed to note holders in full payment of the Senior Notes.

In connection with the acquisition. on May 31, 2007, the Company issued $400 million 5.55 percent Senior, unsecured Notes due April 1, 2022. On June 1, 2007, proceeds from these notes were used to pay off the $130 million borrowing against the revolving credit facility. The notes are discussed in greater detail in Note M: Long-Term Debt and Financing Arrangements.

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company will determine the estimated fair values based on independent appraisals, discounted cash flow, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill.

The initial estimated fair value of the net assets acquired is approximately $248 million, which consists of current assets of $51 million, property, plant, and equipment of $25 million, intangible assets and goodwill of $194 million, current liabilities of $22 million, and debt of $115 million.

The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process. Goodwill will be assigned to the U.S. retail market and special markets segments upon finalization of the allocation of the purchase price.

Note C: Multifoods Acquisition



On June 18, 2004, the Company completed its acquisition of International Multifoods Corporation ("Multifoods") in a tax-free stock and cash transaction valued at approximately $871 million. The acquisition of Multifoods added the *Pillsbury* flour, baking mixes, and ready-to-spread frostings; *Hungry Jack* pancake mixes, syrup, and potato side dishes; and *Martha White* baking mixes and ingredients to the U.S. retail market segment. Multifoods' primary Canadian brands include: *Robin Hood* flour and baking mixes and *Bick's* pickles and condiments.

Under the terms of the acquisition agreement, Multifoods' shareholders received $25 per share in a combination of 80 percent Company common shares and 20 percent cash. Approximately $98 million in cash was paid and 8,032,997 common shares were issued to the Multifoods' shareholders, valued at approximately $386 million using the average closing price of the Company's common shares for three days prior to the close of the transaction. In addition, the Company repaid Multifoods' secured debt of approximately $151 million, assumed $216 million of 6.602 percent, Senior, unsecured Notes, and incurred $10 million of capitalized acquisition costs. In addition, the Company incurred costs of $17,934 and $17,954, in 2006 and 2005, respectively, that were directly related to the acquisition and integration of Multifoods. Due to the nature of these costs, they were expensed as incurred.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was recorded as goodwill. The results of Multifoods' operations are included in the Company's consolidated financial statements from the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Assets acquired:	
Current assets	$ 202,891
Property, plant, and equipment	164,355
Intangible assets not subject to amortization	154,000
Goodwill	422,796
Deferred income taxes	66,574
Other assets	35,651
Total assets acquired	$1,046,267
Liabilities assumed:	
Current liabilities	$ 124,448
Postretirement benefits other than pensions	26,680
Other noncurrent liabilities	24,533
Total liabilities assumed	$ 175,661
Net assets acquired	$ 870,606

The $422,796 of goodwill was assigned to the U.S. retail market and special markets segments and is not deductible for tax purposes.

Note D: Discontinued Operations



During 2005, the Company sold several businesses consistent with its stated long-term strategy. In June 2004, the Company sold its Australian subsidiary, Henry Jones Foods to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). In October 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated, generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($2.8 million, net of tax).

In addition, in February 2005, the Company sold the Multifoods U.S. foodservice and bakery products businesses, as well as the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. The sale to Value Creations Partners, Inc. generated proceeds of approximately $39.8 million. No gain or loss was recorded on this transaction.

The financial position, results of operations, and cash flows of these three businesses are reported as discontinued operations.

The following table summarizes the operating results of the discontinued operations included in the Statements of Consolidated Income.

	Year Ended April 30, 2005
Net sales	$135,658
Income from discontinued operations before income tax	3,338
Loss from discontinued operations	(1,387)

Interest expense of $600 was allocated to the U.S. foodservice and bakery business in 2005.

Note E: Restructuring



In 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. The Company's strategy is to own and market leading North American brands sold in the center of the store.

To date, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities; completed the combination of its two manufacturing facilities in Ripon, Wisconsin, into one expanded site; completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain portions of its retail business; completed the sale of its U.S. industrial ingredient business; completed the realignment of distribution warehouses; sold the Salinas, California, facility after production was relocated to plants in Orrville, Ohio, and Memphis, Tennessee; and sold the Canadian nonbranded businesses, which were acquired as part of International Multifoods Corporation, to Horizon Milling G.P., a subsidiary of Cargill and CHS Inc., as part of a strategic plan to focus the Canadian operations on its branded consumer retail and foodservice businesses. The restructurings resulted in the reduction of approximately 410 full-time positions. The Company has announced plans to continue to operate its West Fargo, North Dakota, location that was intended to be closed as part of the initially announced restructuring initiative.

The Canadian nonbranded divestiture was completed on September 22, 2006. The sale and related restructuring activities are expected to result in expense of approximately $18.6 million, which will be reported as a restructuring charge. Costs will include noncash, long-lived asset charges, as well as transaction, legal, severance, and pension costs. During 2007, charges of approximately $11.4 million were recognized related to the Canadian restructuring, consisting primarily of the noncash write down of long-lived assets of $8.5 million to their estimated fair market value.

The following table summarizes the carrying values of the Canadian nonbranded businesses' assets held for sale included in the Consolidated Balance Sheet at April 30, 2006.

Assets held for sale:	
Inventories	$18,533
Property, plant, and equipment – net	71,182
Other assets	535
Total assets held for sale	$90,250

The Company expects to incur total restructuring costs of approximately $61 million related to these initiatives, of which $53.8 million has been incurred since the announcement of the initiative in March 2003. The balance of the costs and remaining cash payments, estimated to be approximately $7.2 million and $7.4 million, respectively, are related to the Canadian restructuring and will primarily be incurred through 2008.

The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established and the total amount expected to be incurred.

	Employee Separation	Long-Lived Asset Charges	Equipment Relocation	Other Costs	Total
Total expected restructuring charge	$16,900	$19,500	$6,900	$17,700	$61,000
Balance at May 1, 2004	$ 4,397	$ —	$ —	$ 1,149	$ 5,546
Charge to expense	6,222	1,002	3,548	2,548	13,320
Cash payments	(6,660)	—	(3,548)	(2,159)	(12,367)
Noncash utilization	(737)	(1,002)	—	(1,538)	(3,277)
Balance at April 30, 2005	$ 3,222	$ —	$ —	$ —	$ 3,222
Charge to expense	2,984	1,699	2,414	2,888	9,985
Cash payments	(4,512)	—	(2,414)	(2,323)	(9,249)
Noncash utilization	—	(1,699)	—	(565)	(2,264)
Balance at April 30, 2006	$ 1,694	$ —	$ —	$ —	$ 1,694
Charge to expense	357	9,292	67	2,385	12,101
Cash payments	(1,415)	—	(67)	(1,696)	(3,178)
Noncash utilization	(108)	(9,292)	—	(689)	(10,089)
Balance at April 30, 2007	$ 528	$ —	$ —	$ —	$ 528
Remaining expected restructuring charge	$ 500	$ 300	$ —	$ 6,400	$ 7,200

Approximately $9,981, $2,263, and $2,466 of the total restructuring charges of $12,101, $9,985, and $13,320 in 2007, 2006, and 2005, respectively, were reported in cost of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold include long-lived asset charges and inventory disposition costs. Total expected employee separation costs of approximately $16,900 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in salaries, wages, and additional compensation, in the Consolidated Balance Sheets.

Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close. Other costs include miscellaneous expenditures associated with the Company's restructuring initiative and are expensed as incurred. These costs include employee relocation, professional fees, and other closed facility costs.

Note F: Reportable Segments



The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and consumer oils and baking business areas. This segment primarily represents the domestic sales of *Smucker's, Jif, Crisco, Pillsbury, Hungry Jack, White Lily,* and *Martha White* branded products to retail customers. The special markets segment is comprised of the international, foodservice, beverage, and Canada strategic business areas. Special markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,		
	2007	2006	2005
Net sales:			
U.S. retail market	$1,547,064	$1,484,873	$1,405,191
Special markets	600,953	669,853	638,686
Total net sales	$2,148,017	$2,154,726	$2,043,877
Segment profit:			
U.S. retail market	$ 319,795	$ 305,121	$ 295,045
Special markets	72,974	68,033	64,049
Total segment profit	$ 392,769	$ 373,154	$ 359,094
Interest income	9,225	6,630	4,683
Interest expense	(23,363)	(24,026)	(22,555)
Amortization	(1,528)	(190)	(362)
Share-based compensation expense	(11,257)	(7,255)	(1,609)
Restructuring costs	(12,101)	(9,985)	(13,320)
Merger and integration costs	(61)	(17,934)	(17,954)
Corporate administrative expenses	(111,082)	(109,223)	(103,843)
Other unallocated (expense) income	(1,598)	4,399	480
Income from continuing operations before income taxes	$ 241,004	$ 215,570	$ 204,614
Net sales:			
Domestic	$1,819,747	$1,746,111	$1,677,863
International:			
Canada	$ 282,069	$ 368,017	$ 338,798
All other international	46,201	40,598	27,216
Total international	$ 328,270	$ 408,615	$ 366,014
Total net sales	$2,148,017	$2,154,726	$2,043,877
Assets:			
Domestic	$2,198,029	$2,101,109	$2,107,999
International:			
Canada	$ 484,641	$ 539,750	$ 517,343
All other international	11,153	8,885	10,552
Total international	$ 495,794	$ 548,635	$ 527,895
Total assets	$2,693,823	$2,649,744	$2,635,894
Long-lived assets:			
Domestic	$1,690,755	$1,662,389	$1,709,622
International:			
Canada	$ 357,486	$ 339,490	$ 298,098
All other international	6,216	5,027	6,087
Total international	$ 363,702	$ 344,517	$ 304,185
Total long-lived assets	$2,054,457	$2,006,906	$2,013,807

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,		
	2007	2006	2005
Peanut butter	21%	19%	20%
Shortening and oils	15	16	17
Fruit spreads	14	14	14
Flour and baking ingredients	11	14	13
Baking mixes and frostings	11	11	11
Portion control	5	5	4
Juices and beverages	5	4	4
Toppings and syrups	5	4	4
Uncrustables frozen sandwiches	4	4	3
Pickles and condiments	3	3	3
Industrial ingredients	—	1	3
Other	6	5	4
Total	100%	100%	100%

Note G: Earnings per Share



The following table sets forth the computation of earnings per common share and earnings per common share - assuming dilution.

	Year Ended April 30,		
	2007	2006	2005
Numerator:			
Income from continuing operations for earnings per common share and earnings per common share – assuming dilution	$157,219	$143,354	$130,460
Denominator:			
Weighted-average shares	56,432,839	57,863,270	57,086,734
Effect of dilutive securities:			
Stock options	389,247	435,361	533,875
Restricted stock	234,335	126,730	128,171
Denominator for earnings per common share – assuming dilution	57,056,421	58,425,361	57,748,780
Income from continuing operations per common share	$ 2.79	$ 2.48	$ 2.29
Income from continuing operations per common share – assuming dilution	$ 2.76	$ 2.45	$ 2.26

Options to purchase 24,248 common shares at $57.09 per share were outstanding during 2007 but were not included in the computation of earnings per common share – assuming dilution, as the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note H: Marketable Securities



The Company invests in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income (loss). Approximately $26,272, $31,101, and $67,094 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2007, 2006, and 2005, respectively, resulting in no gains or losses. The Company uses specific identification to determine the basis on which securities are sold.

The following table is a summary of available-for-sale marketable securities at April 30, 2007 and 2006.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$44,679	$ 134	$ (696)	$44,117
Balance at April 30, 2007	**$44,679**	**$ 134**	**$ (696)**	**$44,117**

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. corporate securities	$10,020	$ —	$ (93)	$ 9,927
Mortgage-backed securities	35,931	—	(1,824)	34,107
Federal agency note	4,994	—	(39)	4,955
Balance at April 30, 2006	$50,945	$ —	$ (1,956)	$48,989

The contractual maturities of these available-for-sale marketable securities were as follows:

	April 30, 2007		April 30, 2006	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Due in one year or less	$ —	$ —	$15,014	$14,882
Due after one to five years	—	—	—	—
Mortgage-backed securities	**44,679**	**44,117**	35,931	34,107
Total marketable securities	**$44,679**	**$44,117**	$50,945	$48,989

Marketable securities in an unrealized loss position at April 30, 2007, are presented in the following table by length of time the securities were in an unrealized loss position.

	Cost	Estimated Fair Value	Unrealized Loss	Number of Securities
Less than 12 months	$ —	$ —	$ —	—
More than 12 months	29,754	29,058	(696)	3
Balance at April 30, 2007	**$29,754**	**$29,058**	**$ (696)**	**3**

Based on management's evaluation at April 30, 2007, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.

Note I: Goodwill and Other Intangible Assets



A summary of changes in the Company's goodwill during the years ended April 30, 2007 and 2006, by reportable segment is as follows:

	U.S. Retail Market	Special Markets	Total
Balance at May 1, 2005	$910,577	$40,631	$951,208
Acquisition	(3,247)	(189)	(3,436)
Other	(5,233)	(1,572)	(6,805)
Balance at April 30, 2006	$902,097	$38,870	$940,967
Acquisition	34,800	15,434	50,234
Other	(364)	(66)	(430)
Balance at April 30, 2007	**$936,533**	**$54,238**	**$990,771**

Included in the other category at April 30, 2007 and 2006, were tax adjustments made related to various items recognized in goodwill that are deductible for tax purposes. During 2007, the Company acquired the *White Lily* and the *Five Roses* brands and recognized goodwill of $34,800 and $15,434, respectively, related to these transactions.

The Company's other intangible assets and related accumulated amortizations are as follows:

	April 30, 2007			April 30, 2006		
	Acquisition Cost	Accumulated Amortization	Net	Acquisition Cost	Accumulated Amortization	Net
Finite-lived intangible assets subject to amortization:						
Patents	$ 1,000	$492	$ 508	$ 1,000	$392	$ 608
Trademarks	6,592	251	6,341	—	—	—
Total intangible assets subject to amortization	$ 7,592	$743	$ 6,849	$ 1,000	$392	$ 608
Indefinite-lived intangible assets not subject to amortization:						
Trademarks	$471,345	$ —	$471,345	$472,307	$ —	$472,307
Total other intangible assets	$478,937	$743	$478,194	$473,307	$392	$472,915

During 2007, the Company acquired two finite-lived trademarks related to the *White Lily* and the *Five Roses* brands valued at $6,592.

Amortization expense for finite-lived intangible assets was approximately $351, $100, and $361 in 2007, 2006, and 2005, respectively. The weighted-average useful life of the finite-lived intangible assets is 19 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $477.

Pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2007. Goodwill impairment is tested at the reporting unit level which are the Company's operating segments. During 2007, approximately $225 of impairment was recorded related to certain indefinite-lived intangible assets, as a result of the annual impairment review.

Note J: Pensions and Other Postretirement Benefits



The Company has pension plans covering substantially all of its domestic and Canadian employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to certain retired domestic and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained 10 years of credited service.

Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires the recognition of a plan's funded status as an asset for fully

funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs must now be recorded in accumulated other comprehensive income (loss). The amounts recorded in accumulated other comprehensive income (loss) will continue to be modified as actuarial assumptions and service costs change and such amounts will be amortized to expense over a period of time through the net periodic benefit cost.

The following table summarizes the components of net periodic benefit cost and other comprehensive income related to the defined benefit pension and other postretirement plans:

	Defined Benefit Pension Plans			Other Postretirement Benefits		
Year Ended April 30,	2007	2006	2005	2007	2006	2005
Service cost	$ 7,607	$ 9,002	$ 7,596	$ 2,016	$2,113	$1,866
Interest cost	23,740	22,399	19,593	3,081	3,332	3,171
Expected return on plan assets	(32,008)	(28,318)	(24,655)	—	—	—
Amortization of prior service cost (credit)	1,423	1,381	1,457	(204)	24	(43)
Amortization of initial net asset	(1)	(78)	(224)	—	—	—
Recognized net actuarial loss	1,393	2,779	825	49	156	347
Special termination benefits	—	—	193	—	—	—
Curtailment loss	111	—	544	—	—	—
Net periodic benefit cost	$ 2,265	$ 7,165	$ 5,329	$ 4,942	$5,625	$5,341
Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive income (loss), before income taxes:						
Change prior to adoption of SFAS 158	$ 826	$ 13,527	$(16,122)	$ —	$ —	$ —
Change due to adoption of SFAS 158	$(34,272)	$ —	$ —	$12,797	$ —	$ —
Weighted-average assumptions used in determining net periodic benefit costs:						
U.S. plans:						
Discount rate	6.30%	5.75%	6.25%	6.30%	5.75%	6.25%
Expected return on plan assets	8.25%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.10%	4.40%	4.50%	—	—	—
Canadian plans:						
Discount rate – before remeasurement	5.50%	5.50%	6.50%	5.50%	5.50%	6.50%
Discount rate – after remeasurement	5.00%	—	—	5.00%	—	—
Expected return on plan assets	8.00%	8.00%	8.50%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans' and other postretirement benefits' assets and benefit obligations. As a result of the sale of the Canadian nonbranded businesses in September 2006, a remeasurement of three Canadian plans was performed.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
	April 30,		April 30,	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at beginning of the year	$406,259	$400,466	$ 54,026	$ 58,785
Service cost	7,607	9,002	2,016	2,113
Interest cost	23,740	22,399	3,081	3,332
Amendments	2,831	—	—	(2,386)
Divestiture	(3,983)	—	(4,217)	—
Actuarial loss (gain)	21,755	(13,415)	(6,941)	(7,781)
Participant contributions	628	938	1,313	1,519
Benefits paid	(24,443)	(26,007)	(2,944)	(2,905)
Foreign currency translation adjustments	874	12,876	15	1,349
Benefit obligation at end of the year	$435,268	$406,259	$ 46,349	$ 54,026
Change in plan assets:				
Fair value of plan assets at beginning of the year	$402,599	$339,866	$ —	$ —
Actual return on plan assets	40,257	48,787	—	—
Company contributions	10,955	24,994	1,631	1,386
Participant contributions	628	938	1,313	1,519
Benefits paid	(24,443)	(26,007)	(2,944)	(2,905)
Foreign currency translation adjustments	1,004	14,021	—	—
Fair value of plan assets at end of the year	$431,000	$402,599	$ —	$ —
Funded status of the plans	$ (4,268)	$ (3,660)	$(46,349)	$(54,026)
Unrecognized net actuarial loss	—	27,313	—	261
Unrecognized prior service cost (credit)	—	8,679	—	(2,002)
Unrecognized initial asset	—	(2)	—	—
Net benefit (liability) asset recognized	$ (4,268)	$ 32,330	$(46,349)	$(55,767)
Other assets	$ 41,632	$ 57,783	$ —	$ —
Salaries, wages, and additional compensation	(19)	27	—	—
Defined benefit pensions	(45,881)	(37,656)	—	—
Postretirement benefits other than pensions	—	—	(46,349)	(55,767)
Accumulated other comprehensive income	—	12,176	—	—
Net benefit (liability) asset recognized	$ (4,268)	$ 32,330	$(46,349)	$(55,767)

The following table summarizes amounts recognized in accumulated other comprehensive income (loss) at April 30, 2007, before income taxes.

	Defined Benefit Pension Plans	Other Postretirement Benefits
Net actuarial (loss) gain	$(35,650)	$10,999
Prior service (cost) credit	(9,973)	1,798
Initial asset	1	—
Total	$(45,622)	$12,797

During 2008, the Company expects to recognize amortization of net actuarial losses, prior service cost, and initial asset of $1,070, $1,363, and $1, respectively, in net periodic benefit costs.

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
	April 30,		April 30,	
	2007	2006	2007	2006
Weighted-average assumptions used in determining benefit obligation:				
U.S. plans:				
Discount rate	**6.00%**	6.30%	**6.00%**	6.30%
Rate of compensation increase	**4.10%**	4.10%	—	—
Canadian plans:				
Discount rate	**5.25%**	5.50%	**5.25%**	5.50%
Rate of compensation increase	**4.00%**	4.00%	—	—

The rate of compensation increase is based on multiple graded scales and is weighted based on the active liability balance. For 2008, the assumed health care trend rates are nine and one-half percent and eight percent, for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent and four and one-half percent in 2014, for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2007:

	One-Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$1,008	$ (793)
Effect on benefit obligation	6,863	(5,638)

The following table sets forth selective information pertaining to the Company's foreign pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
Year Ended April 30,	2007	2006	2007	2006
Benefit obligation at end of the year	$137,005	$128,964	$ 12,473	$ 15,920
Fair value of plan assets at end of the year	147,284	132,710	—	—
Funded status of the plans	$ 10,279	$ 3,746	$(12,473)	$(15,920)
Service cost	$ 1,696	$ 2,992	$ 200	$ 272
Interest cost	6,607	6,429	714	771
Company contributions	8,465	3,181	802	609
Participant contributions	628	938	—	—
Benefits paid	(7,691)	(7,119)	(802)	(609)
Net periodic benefit (income) cost	(1,710)	850	964	1,138

The following table sets forth additional information related to the Company's defined benefit pension plans.

	April 30,	
	2007	2006
Accumulated benefit obligation for all pension plans	$410,389	$379,764
Plans with an accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	80,324	73,313
Fair value of plan assets	39,183	35,695
Plans with a projected benefit obligation in excess of plan assets:		
Projected benefit obligation	85,084	138,400
Fair value of plan assets	39,183	95,494

The Company employs a total return on investment approach for the defined benefit pension plans' assets. A mix of equities and fixed income investments are used to maximize the long-term rate of return on assets for the level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation, and to achieve investment experience over time that will minimize pension expense volatility and hold to a feasible minimum the Company's contributions required to maintain full funding status. In determining the expected long-term rate of return on defined benefit pension plans' assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.

The Company's pension plans' asset target and actual allocations are as follows:

		Actual Allocation April 30,	
	Target Allocation	2007	2006
Equity securities	50%	54%	54%
Debt securities	40	40	39
Cash and other investments	10	6	7
	100%	100%	100%

Included in equity securities are 317,552 of the Company's common shares at April 30, 2007 and 2006. The market value of these shares is $17,726 at April 30, 2007. The Company paid dividends of $356 on these shares during 2007.

The Company expects to contribute approximately $1.8 million to the pension plans in 2008. The Company expects to make the following benefit payments for all benefit plans: $25 million in 2008, $25 million in 2009, $34 million in 2010, $27 million in 2011, $28 million in 2012, and $153 million in 2013 through 2017.

Certain of the Company's active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $12, $929, and $1,408 in 2007, 2006, and 2005, respectively.

Note K: Savings Plans



ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust ("ESOP") for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.

ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $530, $506, and $407 in 2007, 2006, and 2005, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $684, $558, and $476 in 2007, 2006, and 2005, respectively. Dividends on unallocated shares are used to reduce expense and were $356, $380, and $398 in 2007, 2006, and 2005, respectively. The principal payments received from the ESOP in 2007, 2006, and 2005 were $508, $519, and $540, respectively.

Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.

As permitted by Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2007, the ESOP held 307,203 unallocated and 682,219 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2007, 2006, and 2005 were $4,138, $4,213, and $4,654, respectively.

Note L: Stock Benefit Plans



The Company provides for equity-based incentives to be awarded to key employees and nonemployee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, performance shares, and stock options. These awards are administered through various plans, as described in the following paragraphs.

2006 Equity Compensation Plan: In August 2006, the Company's shareholders approved the 2006 Equity Compensation Plan. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, deferred stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company's nonemployee directors, consultants, officers, and other employees. Deferred stock units granted to nonemployee directors vest immediately. At April 30, 2007, there were 2,491,171 shares available for future issuance under this plan. As a result of this plan becoming effective in August 2006, no further awards will be made under the previously existing equity compensation plans listed below, except for certain defined circumstances included in the new plan.

1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted shares, which may include performance criteria, as well as stock appreciation rights, deferred shares, performance shares, and performance units. As a result of the adoption of the 2006 Equity Compensation Plan, no further awards may be granted under this plan except for the potential conversion of performance units and performance shares granted in June 2006, into restricted shares once such performance units and performance shares are earned. Options granted under this plan became exercisable at the rate of one-third per year, beginning one year after the date of grant. The contractual term of the options is 10 years, and the option price is equal to the market value of the shares on the date of the grant. Restricted shares and deferred shares issued under this plan are subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. Restricted shares and deferred shares issued to date under the plan are generally subject to a four-year forfeiture period, but may provide for the earlier termination of restrictions in the event of retirement, the attainment of a defined age and service requirements, permanent disability or death of an employee, or a change in control of the Company.

Upon adoption of Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment* ("SFAS 123R"), restricted shares, deferred stock units, performance units, and performance shares are charged to expense over the requisite service period, which includes a one-year performance period plus the defined forfeiture period. Performance units and performance shares are granted to a limited number of executives. At the beginning of each fiscal year, performance criteria are established for the restricted shares, deferred stock units, performance shares, and performance units to be earned during the year. At the end of the one-year performance period, the restricted shares and deferred stock units are granted and the performance units and performance shares are converted into restricted shares and all are subject to normal vesting over the remaining forfeiture period. The actual number of restricted shares issued on the conversion date will depend on the actual performance achieved.

1987 Stock Option Plan: Options granted under this plan became exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. The maximum contractual term on options issued under this plan is 10 years. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for future grant under this plan.

Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually. Options granted under this plan became exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. The maximum contractual term on options issued under this plan is 10 years. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for future grant under this plan.

Amended and Restated 1997 Stock-Based Incentive Plan: This plan was initially adopted by shareholders of International Multifoods Corporation ("Multifoods") in 1997. Effective with the Company's acquisition of Multifoods, the Company assumed the plan. After the acquisition, only former employees of Multifoods that are employed by the Company were eligible to receive awards under the plan. The maximum contractual term on options issued under this plan is 10 years. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for future grant under this plan.

As a result of the Multifoods acquisition, the Company also assumed two additional stock benefit plans. However, no common shares are available for future grant under these plans.

Under the 2006 Equity Compensation Plan, the Company has the option to settle share-based awards by issuing common shares from treasury or issuing new Company common shares. For awards granted from the Company's other equity compensation plans, the Company issues common shares from treasury, except for plans that were acquired as part of the Multifoods acquisition, which are settled by issuing new Company common shares.

Stock Options

Beginning in fiscal 2006, the Company replaced its employee stock option incentive program with a restricted shares program. No stock options were issued during 2007. During 2006, 12,000 stock options were issued to nonemployee directors, with a grant date fair value of $11.45. During 2005, 12,000 stock options were issued to nonemployee directors with a grant date fair value of $12.18 and 537,000 stock options were granted to employees with a grant date fair value of $11.62.

On April 12, 2006, the Executive Compensation Committee of the Company's Board of Directors approved accelerating the vesting of previously issued stock options that had exercise prices greater than $39.31, the closing price of the Company's common shares on the New York Stock Exchange on April 11, 2006. As a result, approximately 441,000 stock options with exercise prices of either $43.38 or $44.17 became immediately exercisable. Approximately 110,000 and 331,000 of these options would originally have vested in 2007 and 2008, respectively. The Company accelerated vesting in order to minimize future noncash compensation expense associated with stock options upon adoption of SFAS 123R on May 1, 2006. By accelerating the vesting of those options, the Company did not incur compensation expense related to those options of approximately $2.7 million in 2007 and will not incur compensation expense of approximately $1.0 million in 2008, that otherwise would have been required to be recognized in the respective periods upon adoption of SFAS 123R.

A summary of the Company's stock option activity, and related information follows:

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2004	2,563,573	$30.64
Assumed in the Multifoods acquisition	921,824	41.77
Granted	549,000	44.21
Exercised	(740,024)	30.87
Forfeited	(122,191)	47.31
Outstanding at April 30, 2005	3,172,182	$35.53
Granted	12,000	47.78
Exercised	(191,464)	24.84
Forfeited	(54,606)	48.46
Outstanding at April 30, 2006	2,938,112	$36.03
Granted	—	—
Exercised	(763,172)	36.56
Forfeited	(27,582)	51.30
Outstanding at April 30, 2007	2,147,358	$35.65
Exercisable at April 30, 2005	2,024,247	$32.68
Exercisable at April 30, 2006	2,938,112	36.03
Exercisable at April 30, 2007	2,147,358	35.65

At April 30, 2007, the weighted-average remaining contractual term for stock options outstanding and exercisable was 5.3 years, and the aggregate intrinsic value of these stock options was $43,319.

The total intrinsic value of options exercised during 2007, 2006, and 2005, was approximately $9,409, $3,674, and $11,776, respectively.

Other Equity Awards

A summary of the Company's restricted shares, deferred shares, deferred stock units, performance shares, and performance unit activity, follows:

	Restricted/ Deferred Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Shares and Units	Weighted-Average Fair Value
Outstanding at May 1, 2006	301,350	$ 44.03	63,310	$ 39.26
Granted	172,669	40.80	69,915	40.41
Converted	63,310	40.41	(63,310)	40.41
Unrestricted	(102,430)	41.74	—	—
Forfeited	(7,054)	44.45	—	—
Outstanding at April 30, 2007	427,845	$ 42.92	69,915	$ 55.82

The total fair value of equity awards other than stock options vesting in 2007 and 2006, was approximately $4,276 and $3,700, respectively. No equity awards other than stock options vested in 2005. The weighted-average grant date fair value of restricted shares, deferred shares, and deferred stock units is the average of the high and the low share price on the date of grant.

During 2007, the Company granted 235,979 restricted shares and deferred stock units. Included in the grant is 13,500 deferred stock units and 213,750 restricted shares, with 63,310 of these representing the conversion of performance shares and performance units into restricted shares, all with a grant date fair value of $40.41 and a total fair value of $9,183 to employees, and 8,729 deferred stock units granted to nonemployee directors with a grant date fair value of $48.12 and a total fair value of $420. Also during 2007, the Company granted performance units and performance shares that corresponded to approximately 69,915 common shares with a grant date fair value of $40.41 and a total fair value of $2,825 on the date of grant. The actual number of performance units and performance shares earned may vary from the date of grant until the conversion to restricted shares based on actual Company performance and the average market value of the shares over the defined trading period. The performance units and performance shares granted in 2007 were converted into 67,440 restricted shares in June 2007 at a fair value of $57.73 per share. The grant date fair value of these awards was the average of the high and low share price on the date of grant. During 2006, the Company issued 189,240 restricted shares and 10,400 deferred stock units with a grant date fair value of $50.11. Also in 2006, the Company granted performance units and performance shares to certain executives. The performance units and performance shares granted in 2006 were converted into 63,310 restricted shares in June 2006 at a fair value of $40.41 per share. The restricted shares are subject to a forfeiture period as discussed above. No restricted shares or deferred stock units were granted in 2005.

Note M: Long-Term Debt and Financing Arrangements



Long-term debt consists of the following:

	April 30,	
	2007	2006
6.77% Senior Notes due June 1, 2009	**$ 75,000**	$ 75,000
7.87% Series B Senior Notes due September 1, 2007	**33,000**	33,000
7.94% Series C Senior Notes due September 1, 2010	**10,000**	10,000
4.78% Senior Notes due June 1, 2014	**100,000**	100,000
6.60% Senior Notes due November 13, 2009	**207,643**	210,602
Total long-term debt	**$425,643**	$428,602
Current portion of long-term debt	**33,000**	—
Total long-term debt less current portion	**$392,643**	$428,602

The notes are unsecured and interest is paid annually on the 6.60 percent Senior Notes and semiannually on the remaining notes. The 6.60 percent Senior Notes are guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

The Company has available a $180 million revolving credit facility with a group of three banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2007, the Company did not have a balance outstanding under the revolving credit facility. At April 30, 2007, the Company had standby letters of credit of approximately $13.3 million outstanding.

Interest paid totaled $27,580, $29,374, and $29,075 in 2007, 2006, and 2005, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes, amortization of deferred interest rate swap gains, and interest capitalized of $306, $507, and $1,000 in 2007, 2006, and 2005, respectively.

Subsequent to year-end, on May 31, 2007, the Company issued $400 million of 5.55 percent Senior Notes, due April 1, 2022. The notes are unsecured and interest is paid semiannually. Proceeds from the issuance were used to pay off borrowings under the revolving credit facility used in financing the acquisition of Eagle Family Foods Holdings, Inc. Additional proceeds will be used to finance other strategic and long-term initiatives as determined by the Company. The notes have required prepayments, the first of which is $50 million, on April 1, 2013.

Note N: Contingencies



The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is not currently party to any pending proceedings which could reasonably be expected to have a material adverse effect on the Company.

The Company is currently involved with an environmental investigation at one of its production facilities. The former owner of the site is also involved in the investigation and is expected to have primary responsibility for the site remediation. Due to uncertainties surrounding the environmental investigation and the nature and extent of remediation, the Company's liability cannot be reasonably estimated and measured at this time, but the Company does not anticipate the liability to have a material impact on its consolidated financial statements.

In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation ("Wellspring"). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantees require the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. The tractor-trailer fleet guarantee expired in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2007, the Company's outstanding guarantees for the real estate lease obligations of Wellspring were $6,395.

The possibility that the Company would be required to honor the contingent liabilities under the real estate guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

Note O: Derivative Financial Instruments



The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.

Commodity Price Management: In connection with the purchase of inventories by the Company's flour and baking business in Canada, and the consumer oils and baking business in the United States, the Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of flour and edible oils. The Company also enters into commodity futures and options related to the delivery of natural gas to its manufacturing plants in the United States. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company's oils business meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodities futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge ineffectiveness is measured on a quarterly basis. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The mark-to-market value of all derivative commodity instruments is included in current assets on the Consolidated Balance Sheets. As of April 30, 2007 and 2006, the deferred gain, net of tax, included in accumulated other comprehensive income (loss) was $858 and $720, respectively. The entire amount at April 30, 2007, is expected to be recognized in earnings as the related commodity is utilized during 2008. The impact of commodities futures contracts and options recognized in earnings was a gain of $4,940 and $637 in 2007 and 2006, respectively, and a loss of $10,915 in 2005. Included in these amounts are amounts related to nonqualifying, excluded, and ineffective portions of hedges resulting in a gain of $1,552 and $1,742 in 2007 and 2006, respectively, and a loss of $2,389 in 2005.

Interest Rate Hedging: The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. At April 30, 2007 and 2006, the balance of the deferred gains related to terminated swaps was $585 and $1,395, respectively, and is included in other noncurrent liabilities on the Consolidated Balance Sheets.

Foreign Exchange Rate Hedging: The Company may periodically utilize forward currency exchange contracts. The contracts generally have maturities of less than one year. These contracts are used to hedge the effect of the foreign exchange fluctuations on future cash payments related to purchases of certain assets. At the inception of the contract, the derivative is evaluated and documented for SFAS 133 accounting treatment. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of other comprehensive income. These gains or losses are reclassified to earnings in the period the contracts are executed. The ineffective portion of these contracts is immediately recognized in earnings. Certain instruments used to manage foreign exchange exposures do not meet the requirements for hedge accounting treatment, the change in value of these instruments is immediately recognized in earnings.

Note P: Other Financial Instruments



Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company's marketable securities are in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company's fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $426,487 at April 30, 2007.

The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

	April 30, 2007		April 30, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities				
Current	$ —	$ —	$ 14,882	$14,882
Noncurrent	44,117	44,117	34,107	34,107
Long-term debt				
6.77% Senior Notes due June 1, 2009	75,000	77,905	75,000	78,262
7.87% Series B Senior Notes due September 1, 2007	33,000	33,400	33,000	34,193
7.94% Series C Senior Notes due September 1, 2010	10,000	10,867	10,000	10,974
4.78% Senior Notes due June 1, 2014	100,000	96,278	100,000	93,121
6.60% Senior Notes due November 13, 2009	207,643	208,037	210,602	207,295
Derivative financial instruments (net assets)	971	971	1,030	1,030

Note Q: Income Taxes



Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

	April 30,	
	2007	2006
Deferred tax liabilities:		
Intangible assets	$139,445	$134,011
Depreciation and amortization	54,925	64,293
Pension and other employee benefits	10,976	11,409
Other	4,434	4,522
Total deferred tax liabilities	$209,780	$214,235
Deferred tax assets:		
Loss carryforwards	$ 12,783	$ 37,867
Post-employment and other employee benefits	42,240	35,461
Tax credit carryforwards	12,203	12,203
Intangible assets	4,579	4,990
Other	8,031	12,216
Total deferred tax assets	$ 79,836	$102,737
Valuation allowance for deferred tax assets	(16,626)	(24,024)
Total deferred tax assets less allowance	$ 63,210	$ 78,713
Net deferred tax liability	$146,570	$135,522

The following table summarizes domestic and foreign loss carryforwards at April 30, 2007.

	Related Tax Deduction	Deferred Tax Asset	Expiration Date
Loss carryforwards:			
Federal net operating loss	$ 17,251	$ 6,038	2024
Federal capital loss	4,586	1,632	2009 to 2012
State net operating loss	113,980	4,430	2008 to 2027
Foreign net operating loss	2,072	683	2017
Total loss carryforwards	$137,889	$12,783	

The following table summarizes tax credit carryforwards at April 30, 2007.

	Deferred Tax Asset	Expiration Date
Tax credit carryforwards:		
Foreign tax credit	$ 9,512	2010 to 2015
Alternative minimum tax credit	2,691	Indefinite
Total tax credit carryforwards	$12,203	

The valuation allowance decreased by $7,398 primarily to reflect the write-off of deferred tax assets and full valuation allowances associated with expired loss carryforwards. The valuation allowance at April 30, 2007, includes approximately $15,338 for the domestic and foreign loss and tax credit carryforwards. Approximately $4,874 of the valuation allowance, if subsequently recognized as a tax benefit, would be allocated to reduce goodwill.

Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits or deductions for foreign taxes already paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Income (loss) from continuing operations before income taxes is as follows:

	Year Ended April 30,		
	2007	2006	2005
Domestic	$241,349	$210,157	$187,780
Foreign	(345)	5,413	16,834
Income from continuing operations before income taxes	$241,004	$215,570	$204,614

The components of the provision for income taxes are as follows:

	Year Ended April 30,		
	2007	2006	2005
Current:			
Federal	$ 59,207	$ 34,460	$ 28,645
Foreign	(3,756)	(81)	4,490
State and local	5,804	4,713	4,772
Deferred	22,530	33,124	36,247
Total income tax expense – continuing operations	$ 83,785	$ 72,216	$ 74,154
Total income tax expense – discontinued operations	$ —	$ —	$ 4,725

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,		
Percent of Pretax Income	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit	2.0	0.8	1.8
Other items – net	(2.2)	(2.3)	(0.6)
Effective income tax rate	34.8%	33.5%	36.2%
Income taxes paid	$ 54,581	$ 5,882	$ 60,359

Note R: Accumulated Other Comprehensive Income (Loss)



Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustment	Pension and Other Postretirement Liabilities	Unrealized Gain (Loss) on Available-for-Sale Securities	Unrealized Gain on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance at May 1, 2004	$ (1)	$ (6,023)	$ 249	$ 1,190	$ (4,585)
Reclassification adjustments	92	—	—	(1,889)	(1,797)
Current period credit (charge)	15,185	(16,122)	(436)	1,467	94
Income tax benefit	—	5,812	161	156	6,129
Balance at April 30, 2005	$15,276	$(16,333)	$ (26)	$ 924	$ (159)
Reclassification adjustments	—	—	—	(1,467)	(1,467)
Current period credit (charge)	19,512	13,527	(1,025)	1,146	33,160
Income tax (expense) benefit	—	(4,817)	375	117	(4,325)
Balance at April 30, 2006	$34,788	$ (7,623)	$ (676)	$ 720	$ 27,209
Reclassification adjustments	—	—	—	(1,146)	(1,146)
Current period credit	2,437	826	2,593	1,354	7,210
Adjustments to initially apply Statement of Financial Accounting Standards No. 158	—	(21,475)	—	—	(21,475)
Income tax benefit (expense)	—	6,978	(949)	(70)	5,959
Balance at April 30, 2007	$37,225	$(21,294)	$ 968	$ 858	$ 17,757

Note S: Subsequent Event – Sale of Scotland Facility



On June 7, 2007, the Company sold its Livingston, Scotland, facility to the facility's primary customer, the Kellogg Company. The transaction generated cash proceeds of approximately $4.3 million and resulted in a pretax gain of approximately $1.9 million. The sale is consistent with the Company's overall strategy, which is to own and market leading North American brands.

Note T: Common Shares



Voting: The Company's Amended and Restated Articles of Incorporation ("the Articles") provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of the Company;
- the adoption of any amendment of the articles of incorporation, or the regulations of the Company, or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended articles of incorporation that increases the number of votes to which holders of common shares are entitled or expand the matters to which time phase voting applies;
- any proposal or other action to be taken by the shareholders of the Company, relating to the Company's rights agreement or any successor plan;
- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;
- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or non-corporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company's assets;
- any matter submitted to the Company's benefit, stock option, compensation, or other similar plan; and
- any matter relating to the issuance of common shares, or the repurchase of common shares that the Company's Board of Directors determines is required or appropriate to be submitted to the Company's shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share are:

- common shares beneficially owned for four consecutive years as of the June 18, 2007, annual meeting record date;
- common shares received as a result of the International Multifoods Corporation acquisition on June 18, 2004; or
- common shares received through the Company's various equity plans.

In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

Shareholders' Rights Plan: Pursuant to a shareholders' rights plan established in 1999, one share purchase right is associated with each of the Company's outstanding common shares.

Under the plan, the rights will initially trade together with the Company's common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's common shares at a discounted price if a person or group acquires 10 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, the Company would issue one common share for each right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

Directors, Officers, and General Managers

– Directors –

Vincent C. Byrd
Senior Vice President, Consumer Market
The J. M. Smucker Company

R. Douglas Cowan A
Chairman
The Davey Tree Expert Company
Kent, Ohio

Kathryn W. Dindo A, E
Vice President and Chief Risk Officer
FirstEnergy Corp.
Akron, Ohio

Paul J. Dolan E
President
Cleveland Indians
Cleveland, Ohio

Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York

Nancy Lopez Knight G
Founder
Nancy Lopez Golf Company
Albany, Georgia

Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio

Richard K. Smucker
President and Co-Chief Executive Officer
The J. M. Smucker Company

Timothy P. Smucker
Chairman and Co-Chief Executive Officer
The J. M. Smucker Company

William H. Steinbrink G
Advisor to Business and Non-Profit Leaders

A Audit Committee Member
E Executive Compensation Committee Member
G Nominating and Corporate Governance Committee Member

– Officers & General Managers –

Timothy P. Smucker
Chairman and Co-Chief Executive Officer

Richard K. Smucker
President and Co-Chief Executive Officer

Dennis J. Armstrong
Vice President, Logistics and Operational Support

Mark R. Belgya
Vice President, Chief Financial Officer and Treasurer

Vincent C. Byrd
Senior Vice President, Consumer Market

John W. Denman
Vice President and Controller

Barry C. Dunaway
Vice President, Corporate Development

Robert E. Ellis
Vice President, Human Resources

M. Ann Harlan
Vice President, General Counsel and Secretary

Donald D. Hurrle, Sr.
Vice President, Sales, Grocery Market

John F. Mayer
Vice President, Customer Development

Kenneth A. Miller
Vice President, Alternate Channels

John D. Milliken
Vice President, Logistics and Fruit Processing

Steven Oakland
Vice President and General Manager, Consumer Oils and Baking

Andrew G. Platt
Vice President, Information Services and Chief Information Officer

Christopher P. Resweber
Vice President, Marketing Services

Julia L. Sabin
Vice President and General Manager, Smucker Quality Beverages, Inc.

Mark T. Smucker
Vice President, International

Richard F. Troyak
Vice President, Operations

Paul Smucker Wagstaff
Vice President, Foodservice and Beverage Markets

Albert W. Yeagley
Vice President, Quality Assurance

Adam M. Ekonomon
Assistant General Counsel and Assistant Secretary

Debra A. Marthey
Assistant Treasurer

Sonal P. Robinson
Assistant Secretary

Gary A. Jeffcott
General Manager, International Market

David Lemmon
Managing Director, Canada

– Properties –

Corporate Offices:
Orrville, Ohio

Domestic Locations:
Chico, California
Cincinnati, Ohio
Grandview, Washington
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Toledo, Ohio
West Fargo, North Dakota*

International Manufacturing Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Livingston, Scotland**
Ste. Marie, Quebec, Canada

Sales and Administrative Offices:*
Bentonville, Arkansas
Markham, Ontario, Canada
Mexico City, Mexico

Properties Acquired After April 30, 2007:
El Paso, Texas
Gahanna, Ohio*
Seneca, Missouri

* Leased properties
** The facility was sold on June 7, 2007





THE J. M. SMUCKER COMPANY

STRAWBERRY LANE
ORRVILLE, OHIO 44667-0280

July 9, 2007

Dear Shareholder:

You are cordially invited to attend The J. M. Smucker Company's Annual Meeting of Shareholders at 11:00 a.m., Eastern Daylight Time, on Thursday, August 16, 2007, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio. A Notice of the Annual Meeting and the proxy statement follow. Please review this material for information concerning the business to be conducted at the meeting and the nominees for election as Directors.

If you were a shareholder of record as of the close of business on June 18, 2007, you will also find enclosed a proxy card or cards and an envelope in which to return the card(s). **Your vote is very important.** Whether or not you plan to attend the meeting, please complete, sign, date, and return your enclosed proxy card(s), or vote over the phone or the Internet, at your earliest convenience. This will ensure representation of your common shares at the annual meeting if you are unable to attend. You may, of course, withdraw your proxy and change your vote prior to or at the annual meeting by following the steps described in the proxy statement. For more information concerning voting by proxy, please see the section of the proxy statement entitled "Questions and Answers About the Annual Meeting and Voting."

Sincerely,

Chairman and *Co-Chief Executive Officer*	*President and* *Co-Chief Executive Officer*

THE J. M. SMUCKER COMPANY

STRAWBERRY LANE
ORRVILLE, OHIO 44667-0280

NOTICE OF 2007 ANNUAL MEETING OF SHAREHOLDERS

Date:	Thursday, August 16, 2007
Time:	11:00 a.m., Eastern Daylight Time
Place:	Ohio Agricultural Research and Development Center, Fisher Auditorium 1680 Madison Avenue Wooster, Ohio 44691
Purpose:	1. To elect Directors to the class whose term of office will expire in 2010; 2. To ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the 2008 fiscal year; and 3. To consider any other matter that may properly come before the meeting.
Who Can Vote:	Shareholders of record at the close of business on June 18, 2007
How Can You Vote:	Please complete, sign, date, and return your proxy card(s), or vote your common shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card(s) at your earliest convenience. You may also vote in person at the annual meeting.
Who May Attend:	All shareholders are cordially invited to attend the annual meeting.



Vice President, General Counsel and Secretary

Orrville, Ohio, July 9, 2007

Your vote is important. Please complete, sign, date, and return your proxy card(s), or vote your common shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card(s) at your earliest convenience.

THE J. M. SMUCKER COMPANY

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 16, 2007

TABLE OF CONTENTS

	Page
Proxy Solicitation and Costs	1
Questions and Answers about the Annual Meeting and Voting	1
Proposal 1 — Election of Directors	5
Corporate Governance	8
Board of Directors and Committee Meetings (includes 2007 Director Compensation table)	11
Report of the Audit Committee	16
Service Fees Paid to the Independent Registered Public Accounting Firm	17
Audit Committee Preapproval Policies and Procedures	17
Communications with the Audit Committee	17
Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm	18
Executive Compensation (includes Compensation Discussion and Analysis)	19
Compensation Tables	
2007 Summary Compensation Table	28
2007 Grants of Plan-Based Awards	30
2007 Outstanding Equity Awards at Fiscal Year-End	32
2007 Option Exercises and Stock Vested	34
Pension Benefits (includes 2007 Pension Benefits table)	35
2007 Nonqualified Deferred Compensation	38
Potential Payment to Executive Officers Upon Termination	39
Total Shareholder Return Graph	46
Report of the Executive Compensation Committee	47
Compensation Committee Interlocks and Insider Participation	47
Related Party Transactions	47
Ownership of Common Shares	49
Equity Compensation Plan Information	51
Annual Report	52
2008 Shareholder Proposals	52
Other Matters	52
"Householding" of Proxy Materials	53
Electronic Delivery of Smucker Shareholder Communications	53
Voting Rights of Common Shares	53
Annex A — The J. M. Smucker Company Corporate Governance Guidelines	A-1
Annex B — The J. M. Smucker Company Audit Committee Charter	B-1

be made when the meeting is convened by the chairman or the corporate secretary or by or on behalf of the shareholder giving the notice. Under cumulative voting, the number of votes to which each shareholder otherwise is entitled is multiplied by the number of Directors to be elected, and the shareholder then may cast that aggregate number of votes all for one nominee, or may divide them out among the nominees as the shareholder deems appropriate.

The Company intends to vote all proxies solicited whether or not there is cumulative voting at the meeting. In the event that there is cumulative voting, unless a shareholder provides contrary instructions on his, her or its proxy card, all votes represented by proxy cards will be divided evenly among the nominees named in this document, unless it appears that voting in that way would not be effective to elect all of those nominees. In that case, the votes represented by proxies will be cast as recommended by the Board of Directors at the annual meeting so as to maximize the number of nominees elected.

THE J. M. SMUCKER COMPANY

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 16, 2007

TABLE OF CONTENTS

	Page
Proxy Solicitation and Costs	1
Questions and Answers about the Annual Meeting and Voting	1
Proposal 1 — Election of Directors	5
Corporate Governance	8
Board of Directors and Committee Meetings (includes 2007 Director Compensation table)	11
Report of the Audit Committee	16
Service Fees Paid to the Independent Registered Public Accounting Firm	17
Audit Committee Preapproval Policies and Procedures	17
Communications with the Audit Committee	17
Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm	18
Executive Compensation (includes Compensation Discussion and Analysis)	19
Compensation Tables	
2007 Summary Compensation Table	28
2007 Grants of Plan-Based Awards	30
2007 Outstanding Equity Awards at Fiscal Year-End	32
2007 Option Exercises and Stock Vested	34
Pension Benefits (includes 2007 Pension Benefits table)	35
2007 Nonqualified Deferred Compensation	38
Potential Payment to Executive Officers Upon Termination	39
Total Shareholder Return Graph	46
Report of the Executive Compensation Committee	47
Compensation Committee Interlocks and Insider Participation	47
Related Party Transactions	47
Ownership of Common Shares	49
Equity Compensation Plan Information	51
Annual Report	52
2008 Shareholder Proposals	52
Other Matters	52
"Householding" of Proxy Materials	53
Electronic Delivery of Smucker Shareholder Communications	53
Voting Rights of Common Shares	53
Annex A — The J. M. Smucker Company Corporate Governance Guidelines	A-1
Annex B — The J. M. Smucker Company Audit Committee Charter	B-1

THE J. M. SMUCKER COMPANY

STRAWBERRY LANE
ORRVILLE, OHIO 44667-0280

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 16, 2007

PROXY SOLICITATION AND COSTS

The J. M. Smucker Company ("Company" or "Smucker") is furnishing this document to you in connection with the solicitation by the Board of Directors ("Board") of Smucker of the enclosed form of proxy for its August 16, 2007 annual meeting. In addition to solicitation by mail, the Company may solicit proxies in person, by telephone, facsimile, or e-mail. Also, the Company has engaged a professional proxy solicitation firm, D. F. King & Co., Inc., to assist it in soliciting proxies. The Company will pay a fee of approximately $6,500, plus expenses, for its services and will bear all costs of the proxy solicitation.

The Company pays for the preparation and mailing of the Notice of Annual Meeting and proxy statement. Smucker has also made arrangements with brokerage firms and other custodians, nominees, and fiduciaries for the forwarding of this proxy statement and other meeting materials to the beneficial owners of its common shares at its expense. This proxy statement is dated July 9, 2007, and is first being mailed to Smucker shareholders on or about July 9, 2007.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What is a proxy?

A proxy is your legal designation of another person ("proxy") to vote the common shares you own. By completing and returning the enclosed proxy card(s), which identifies the individuals or trustees authorized to act as your proxy, you are giving each of those individuals authority to vote your common shares as you indicate on the proxy card(s).

Why did I receive more than one proxy card?

You will receive multiple proxy cards if you hold your common shares in different ways (e.g., trusts, custodial accounts, joint tenancy) or in multiple accounts. If your common shares are held by a broker or bank (i.e., in "street name"), you will receive your proxy card and other voting information from your broker, bank, trust or other nominee and should return your proxy card to them pursuant to their directions. **You should complete, sign, date, and return your proxy card(s), or vote by telephone or by using the Internet as described in each proxy card you receive.**

What is the record date and what does it mean?

The Company's Board of Directors established June 18, 2007 as the record date for the annual meeting of shareholders to be held on August 16, 2007. Shareholders who own common shares of Smucker at the close of business on the record date are entitled to notice of and to vote at the annual meeting.

What is the difference between a "registered shareholder" and a "street-name" holder?

These terms describe how your common shares are held. If your common shares are registered directly in your name with Computershare Investor Services ("Computershare"), Smucker's transfer agent, you are a

"registered shareholder." If your common shares are held in the name of a brokerage, bank, trust, or other nominee as a custodian, you are a "street-name" holder.

How many common shares are entitled to vote at the meeting?

As of the record date, there were 56,923,611 common shares outstanding and entitled to vote at the annual meeting.

How many votes must be present to hold the annual meeting?

A majority of Smucker's outstanding common shares as of the June 18, 2007 record date must be present in person or by proxy in order for the Company to hold the annual meeting. This majority of outstanding common shares is referred to as a quorum. For purposes of determining whether a quorum is present, each common share is deemed to entitle the holder to one vote per share. Properly signed proxy cards that are marked "abstain" are known as "abstentions." Properly signed proxies that are held in street name (e.g., by a broker, bank, trust or other nominee) and not voted on one or more of the items before the annual meeting, but are otherwise voted on at least one item, are known as "broker non-votes."

Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Abstentions are also counted as shares present and entitled to be voted. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Abstentions and broker non-votes will not affect the outcome of Proposal 1. With regard to Proposal 2, abstentions and broker non-votes will have the same effect as votes against the proposal.

Who will count the votes?

A representative from Computershare will determine if a quorum is present and tabulate the votes and serve as the Company's inspector of election at the annual meeting.

What vote is required to approve each proposal?

Proposal 1: The three candidates receiving the greatest number of votes, based upon one vote for each common share owned as of the record date, will be elected. Votes withheld in respect of any candidate in the election of Directors will have no impact on the election.

Proposal 2: The affirmative vote of the holders of at least a majority of the total voting power of the Company, based upon one vote for each common share owned as of the record date, is necessary to ratify the Audit Committee's appointment of the Independent Registered Public Accounting Firm (also referred to as the "independent auditors").

How do I vote my common shares?

If you are a registered shareholder, you can vote your proxy in one of the following manners:

- by attending the annual meeting and voting; or
- by completing, signing, dating, and returning the enclosed proxy card(s); or
- by calling the toll-free telephone number indicated on your proxy card(s); or
- by using the Internet as described on your proxy card(s).

Please refer to the specific instructions set forth on the enclosed proxy card(s).

If you hold your common shares in street name, your broker, bank, trustee or other nominee will provide you with materials and instructions for voting your common shares.

Can I change my vote after I have mailed in my proxy card?

Yes, if you are a registered shareholder, you may revoke your proxy in any of the following ways:

- sending a written notice to the corporate secretary of Smucker, provided that the written notice is received prior to the annual meeting and states that you revoke your proxy;
- signing and dating a new, later-dated proxy card(s) and submitting that proxy card to Computershare so it is received prior to the annual meeting;
- voting by telephone or using the Internet prior to the annual meeting in accordance with the instructions included with the proxy card(s); or
- attending the annual meeting and voting in person.

Your mere presence at the annual meeting will not revoke your proxy. You must take affirmative action in order to revoke your proxy.

If your common shares are held in street name, you must contact your broker, bank, trust or other nominee in order to revoke your proxy. If you wish to vote in person at the annual meeting, you must contact your broker and request a document called a "legal proxy." You must bring this legal proxy obtained from your broker, bank, trust or other nominee to the annual meeting in order to vote in person.

What are the Board's recommendations on how I should vote my common shares?

The Board recommends that you vote your common shares as follows:

Proposal 1 — **FOR** the election of the three Board of Directors nominees with terms expiring at the 2010 Annual Meeting of Shareholders.

Proposal 2 — **FOR** the ratification of the Audit Committee's appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm of Smucker for the 2008 fiscal year.

Who may attend the meeting?

All shareholders are eligible to attend the meeting; however, only those shareholders of record at the close of business on June 18, 2007 are entitled to vote at the meeting.

Do I need an admission ticket to attend the meeting?

Tickets are not required to attend the meeting. If you are a registered shareholder, properly mark your proxy card to indicate that you will be attending the meeting. If you hold your shares in nominee or street name, you are required to bring evidence of share ownership to the meeting (e.g., account statement, broker verification).

What type of accommodations can the Company make at the annual meeting for people with disabilities?

The Company can provide reasonable assistance to help you participate in its annual meeting if you notify the corporate secretary about your disability and how you plan to attend. Please call or write the corporate secretary of Smucker at least two weeks before the annual meeting at 330-684-3838 or Strawberry Lane, Orrville, Ohio 44667.

Does Smucker have cumulative voting?

Under Ohio law, all of the common shares may be voted cumulatively in the election of Directors if a shareholder of record wishing to exercise cumulative voting rights provides written notice to the Company's president, one of its vice presidents, or the corporate secretary at least 48 hours before the time of the meeting. The notice must state that the shareholder desires that the voting at the election be cumulative. Also, an announcement of the Company's receipt of the shareholder's intent to exercise cumulative voting rights must

be made when the meeting is convened by the chairman or the corporate secretary or by or on behalf of the shareholder giving the notice. Under cumulative voting, the number of votes to which each shareholder otherwise is entitled is multiplied by the number of Directors to be elected, and the shareholder then may cast that aggregate number of votes all for one nominee, or may divide them out among the nominees as the shareholder deems appropriate.

The Company intends to vote all proxies solicited whether or not there is cumulative voting at the meeting. In the event that there is cumulative voting, unless a shareholder provides contrary instructions on his, her or its proxy card, all votes represented by proxy cards will be divided evenly among the nominees named in this document, unless it appears that voting in that way would not be effective to elect all of those nominees. In that case, the votes represented by proxies will be cast as recommended by the Board of Directors at the annual meeting so as to maximize the number of nominees elected.

ELECTION OF DIRECTORS
(Proposal 1 on the proxy card)

Unless instructed otherwise, the proxies intend to vote **FOR** the election of Kathryn W. Dindo, Richard K. Smucker, and William H. Steinbrink, as Directors, each for a term of three years. Ms. Kathryn W. Dindo and Messrs. Richard K. Smucker and William H. Steinbrink, comprise the class of Directors whose term of office expires this year and whose members are standing for re-election at the 2007 annual meeting.

In the event of the death or inability to act of any of the nominees for Directors, the proxy, with respect to such nominee or nominees, will be voted for such other person or persons as the Board of Directors may recommend. The Company has no reason to believe that the persons listed as nominees for Directors will be unable to serve.

The members of the Board of Directors, including those who are nominees for election, with information as to each of them based on data furnished to the Company by these persons as of June 30, 2007, are as follows:

Nominees For Election as Directors Whose Proposed Terms Would Expire at the 2010 Annual Meeting



KATHRYN W. DINDO

Ms. Dindo, 58, has been a Director since February 1996. She has been vice president since 1998 and chief risk officer since November 2001 of FirstEnergy Corp., a utility holding company. Prior to that time, she was vice president and controller of Caliber System, Inc. (formerly Roadway Services, Inc.), a transportation services company, since January 1996. Ms. Dindo also is a director of Bush Brothers and Company, a food processing and manufacturing company. Ms. Dindo is Chair of the Audit Committee and a member of the Executive Compensation Committee.



RICHARD K. SMUCKER

Mr. Smucker, 59, has been a Director since 1975. He has been the Company's President since 1987, Co-Chief Executive Officer since February 2001, and Chief Financial Officer from June 2003 until January 2005. Mr. Smucker also is a director of Wm. Wrigley Jr. Company, a manufacturer of confectionery products, primarily chewing gum; The Sherwin-Williams Company, a manufacturer of coatings and related products; and serves as an advisor to the board of directors of Buttonwood Capital Partners, an asset management firm. In addition, he has been on the board of trustees of Miami University (Ohio) since May 2003. Mr. Smucker is the brother of Timothy P. Smucker and the uncle of both Mark T. Smucker and Paul Smucker Wagstaff, the latter two being vice presidents of the Company.



WILLIAM H. STEINBRINK

Mr. Steinbrink, 64, has been a Director since 1994. He served as interim president of Wittenberg University (Ohio) from June 1, 2004 through June 30, 2005. Prior to that time, he had been associated with the law firm of Jones Day since September 2001. Mr. Steinbrink is the former president and chief executive officer of CSM Industries, Inc., a manufacturer of specialty metals, a position he held between November 1996 and November 2000. Mr. Steinbrink is a member of the Nominating and Corporate Governance Committee.

Directors With Terms Expiring at the 2008 Annual Meeting



VINCENT C. BYRD

Mr. Byrd, 52, has been a Director since April 1999. He has been the Company's Senior Vice President, Consumer Market, since February 2004. Prior to that time, he was Vice President and General Manager, Consumer Market, of the Company, since January 1995. Mr. Byrd also is a director of Spangler Candy Company, a manufacturer of confectionery products; and Myers Industries, Inc., an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets.



R. DOUGLAS COWAN

Mr. Cowan, 66, has been a Director since January 2003. He has been the chairman of The Davey Tree Expert Company, an employee-owned company providing horticultural services throughout the United States and Canada, since January 2007, after having served as chairman and chief executive officer of The Davey Tree Expert Company since May 1997. Mr. Cowan also serves as a trustee of the board of trustees of Kent State University and Northeastern Ohio Universities College of Medicine. Mr. Cowan is a member of the Audit Committee.



ELIZABETH VALK LONG

Ms. Long, 57, has been a Director since May 1997. She was executive vice president of Time Inc., the magazine publishing subsidiary of Time Warner Inc., from May 1995 until her retirement in August 2001. She also is a director of Steelcase Inc., a furniture and office systems manufacturer; and Belk, Inc., a large, privately owned department store chain in the United States. Ms. Long is Chair of the Executive Compensation Committee and a member of the Audit Committee.

Directors With Terms Expiring at the 2009 Annual Meeting



PAUL J. DOLAN

Mr. Dolan, 48, has been a Director since April 2006. He has been president of the Cleveland Indians, the Major League Baseball team operating in Cleveland, Ohio, since January 2004, after having served as vice president and general counsel of the Indians since February 2000. Prior to joining the Indians, Mr. Dolan had been a partner at the law firm of Thrasher, Dinsmore & Dolan since 1992. He also serves as chairman and chief executive officer of Fast Ball Sports Productions, a sports media company. Mr. Dolan is a member of the Executive Compensation Committee.



NANCY LOPEZ KNIGHT

Ms. Lopez Knight, 50, has been a Director since August 2006. In 2000, Ms. Lopez Knight founded the Nancy Lopez Golf Company, which focuses on the design and manufacture of top-quality golf equipment for women. Ms. Lopez Knight is also an accomplished professional golfer, having won 48 career titles, including three majors, on the Ladies Professional Golf Association (LPGA) Tour. She is a member of the LPGA Hall of Fame and captained the 2005 U.S. Solheim Cup Team to victory. In 2003, Ms. Lopez Knight was named to the Hispanic Business magazine's list of 80 Elite Hispanic Women. Ms. Lopez Knight is a member of the Nominating and Corporate Governance Committee.



GARY A. OATEY

Mr. Oatey, 58, has been a Director since January 2003. He is the chairman and chief executive officer of Oatey Co., a privately owned manufacturer of plumbing products, since January 1995. Mr. Oatey also is a director of Shiloh Industries, Inc., a manufacturer of engineered metal products for the automotive and heavy truck industries. Mr. Oatey is Chair of the Nominating and Corporate Governance Committee.



TIMOTHY P. SMUCKER

Mr. Smucker, 63, has been a Director since 1973. He has been the Company's Chairman since 1987 and Co-Chief Executive Officer since February 2001. Mr. Smucker also is a director of Dreyer's Grand Ice Cream Inc., a manufacturer and distributor of premium ice cream products, and Hallmark Cards, Incorporated, a marketer of greeting cards and other personal expression products. Mr. Smucker is a member of the management board of GS1, a global standards organization with member organizations in over 100 countries, and is also a member of the board of governors of GS1 U.S. Mr. Smucker is the brother of Richard K. Smucker, the father of Mark T. Smucker, and the uncle of Paul Smucker Wagstaff, the latter two being vice presidents of Smucker.

The Board of Directors recommends a vote FOR each of the nominees for election to the Board of Directors.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company's corporate governance guidelines are designed to formalize the Board's role and to confirm its independence from management and its role of aligning management and Board interests with the interests of shareholders. The corporate governance guidelines provide in pertinent part that:

- a majority of Directors shall be "independent," as set forth under the rules of the New York Stock Exchange ("NYSE"), the Securities and Exchange Commission ("SEC"), and as further set forth in the corporate governance guidelines;
- all members of the Nominating and Corporate Governance Committee, the Executive Compensation Committee and the Audit Committee shall be "independent" and there shall be at least three members on each such Committee;
- the "independent" Directors shall meet in executive session on a regular basis in conjunction with regularly scheduled Board meetings and such meetings shall be chaired by the Chair of each of these three Committees of the Board on a rotating term of one year, commencing with the Chair of the Nominating and Corporate Governance Committee and followed by the Chair of the Executive Compensation Committee and the Chair of the Audit Committee;
- the Board and each Committee of the Board will conduct an annual self-evaluation; and
- the corporate secretary of Smucker shall provide all new Directors with materials and training in Smucker's new director orientation program.

The Company's corporate governance guidelines are attached as Annex A to this proxy statement and are posted on its website at www.smuckers.com. A copy will be provided free of charge to any shareholder submitting a written request to Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

Shareholder Recommendations For Director Nominees

The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified candidates to the Board for nomination. The Committee considers all suggestions for membership on the Board of Directors, including nominations made by the Company's shareholders. Shareholders' nominations for Directors must be made in writing, include the nominee's written consent to the nomination and detailed background information sufficient for the Committee to evaluate the nominee's qualifications. Nominations should be submitted to Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667. The corporate secretary will then forward nominations to the Chair of the Nominating and Corporate Governance Committee. All recommendations must include qualifications which meet, at a minimum, the following criteria:

- candidates must be committed to the Company's basic beliefs of Quality, People, Ethics, Growth, and Independence, and shall possess integrity, intelligence, and strength of character;
- nonemployee Director candidates must meet the independence requirements set forth below under the heading "Director Independence";
- candidates must have significant experience in a senior executive role, together with knowledge of corporate governance issues and a commitment to attend Board meetings and related Board activities; and
- candidates must not have any affiliations or relationships which could lead to a real or perceived conflict of interest.

When filling a vacancy on the Board, the Nominating and Corporate Governance Committee shall consider such additional factors as it deems appropriate. Smucker does not currently pay fees to any third party to assist in identifying and evaluating candidates for the Board of Directors.

Director Independence

Smucker requires that a majority of its Directors be "independent" as defined by the rules of the NYSE and the SEC. Smucker may, in the future, amend its corporate governance guidelines to establish such additional criteria as the Board determines to be appropriate. The Board makes a determination as to the independence of each Director on an annual basis. The Board has determined that all of the following seven nonemployee Directors are independent Directors: R. Douglas Cowan, Kathryn W. Dindo, Paul J. Dolan, Elizabeth Valk Long, Nancy Lopez Knight, Gary A. Oatey, and William H. Steinbrink. Additionally, in April 2006, the Board determined that Charles S. Mechem, Jr. was an independent Director prior to his retirement in August 2006.

In general, "independent" means that a Director has no material relationship with Smucker or any of its subsidiaries. The existence of a material relationship is determined upon a review of all relevant facts and circumstances and generally is a relationship that might reasonably be expected to compromise the Director's ability to maintain his or her independence from management.

The Board considers the issue of materiality from the standpoint of the persons or organizations with which the Director has an affiliation, as well as from the standpoint of the Director.

The following standards will be applied by the Board of Directors of Smucker in determining whether individual Directors qualify as "independent" under the rules of the NYSE. References to Smucker include its consolidated subsidiaries.

- No Director will be qualified as independent unless the Board of Directors affirmatively determines that the Director has no material relationship with Smucker, either directly or as a partner, shareholder or officer of an organization that has a relationship with Smucker. Smucker will disclose these affirmative determinations.
- No Director who is a former employee of Smucker can be independent until three years after the end of his or her employment relationship with Smucker.
- No Director whose immediate family member is, or has been within the last three years, an executive officer of Smucker, can be independent.
- No Director who received, or whose immediate family member has received, more than $100,000 in any twelve-month period in direct compensation from Smucker, other than Director and Committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), can be independent until three years after he or she ceases to receive more than $100,000 in any twelve-month period in such compensation.
- No Director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of Smucker can be independent until three years after the end of the affiliation or the employment or auditing relationship.
- No Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of Smucker's present executive officers serve on that company's compensation committee can be independent until three years after the end of such service or employment relationship.
- No Director who is an employee, or whose immediate family member is an executive officer, of a company (excluding charitable organizations) that makes payments to, or receives payments from, Smucker for property or services in an amount which, in any single fiscal year, exceeds the greater of

$1,000,000 or 2% of such other company's consolidated gross revenues can be independent until three years after falling below such threshold.

- No Director can be independent if Smucker has made charitable contributions to any charitable organization in which such Director serves as an executive officer if, within the preceding three years, contributions by Smucker to such charitable organization in any single completed fiscal year of such charitable organization exceeded the greater of $1,000,000 or 2% of such charitable organization's consolidated gross revenues.

In its review and application of the criteria used to determine independence, the Board considered the fact that Smucker does business with organizations directly or indirectly affiliated with Ms. Dindo and Messrs. Dolan, Cowan, and Steinbrink, and affirmatively determined that the amounts paid to the entities affiliated with these individuals does not meet the threshold which would create an issue under the standards for determining independence.

The value of the services and electricity purchased from FirstEnergy Corp., of which Ms. Dindo is vice president and chief risk officer, and its affiliates in fiscal year 2007 was approximately $1,733,000 and does not exceed the greater of $1,000,000 or 2% of FirstEnergy's consolidated gross revenues.

The value of advertising and promotional activities sponsored with the Cleveland Indians' organization, of which Mr. Dolan is president and part owner, in fiscal year 2007 was approximately $247,000 and does not exceed the greater of $1,000,000 or 2% of the Cleveland Indians' gross revenues.

The value of the services purchased from The Davey Tree Expert Company, of which Mr. Cowan is chairman, in fiscal year 2007 was less than $1,000 and does not exceed the greater of $1,000,000 or 2% of The Davey Tree Expert Company's consolidated gross revenues.

The value of the services purchased from Jones Day, from where Mr. Steinbrink officially retired in 2004, in fiscal year 2007 was approximately $91,000 and does not exceed the greater of $1,000,000 or 2% of Jones Day's consolidated gross revenues.

Communications with the Board

Interested parties who wish to communicate with members of the Board as a group, with nonemployee Directors as a group, or with individual Directors, may do so by writing to Board Members c/o Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667. The Directors have requested that the corporate secretary act as their agent in processing any communications received. All communications that relate to matters that are within the scope of responsibilities of the Board and its Committees will be forwarded to the appropriate Directors. Communications relating to matters within the responsibility of one of the Committees of the Board will be forwarded to the Chair of the appropriate Committee. Communications relating to ordinary business matters are not within the scope of the Board's responsibility and will be forwarded to the appropriate officer at Smucker. Solicitations, advertising materials, and frivolous or inappropriate communications will not be forwarded.

Policy on Ethics and Conduct

Ethics is one of Smucker's Basic Beliefs and is fundamental to Smucker's business. Smucker emphasizes that ethical conduct is vital to ensure successful, sustained business relationships.

Smucker's Policy on Ethics and Conduct applies to all employees and Directors of the Company, its subsidiaries, and its affiliates. The policy details specifics concerning the manner in which employees and Directors are expected to conduct themselves and, imposes on each person the responsibility for making ethical choices.

Any changes to this policy and any waivers of this policy for or on behalf of any Director, executive officer, or senior financial officer of the Company must be approved by the Board, or by a Committee of the Board, to which authority to issue such waivers has been delegated by the Board. Any such waivers will be promptly disclosed to the public, as required by applicable law. Waivers of this policy for any other employee

may be made only by an authorized officer of the Company. Waivers of the Policy on Ethics and Conduct will be disclosed on the Company's website at www.smuckers.com.

The Policy on Ethics and Conduct is posted on the Company's website at www.smuckers.com. A copy will be provided free of charge to any shareholder submitting a written request to Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

The Board has established means for employees to report violations of the policy either with their manager or supervisor, or with the general counsel. Reports to the general counsel may be made in writing, by phone, or in person, and may be submitted anonymously through the Company's hotline.

BOARD OF DIRECTORS AND COMMITTEE MEETINGS

Board of Directors

During the 2007 fiscal year, there were seven meetings of the Company's Board of Directors. All Directors are required to, and did, attend at least 75% of the total number of Board and Committee meetings for which they were eligible. The Company has not adopted a formal policy requiring Directors to attend the annual meeting of shareholders, but all Directors attended the August 2006 annual meeting. The Board of Directors has a Nominating and Corporate Governance Committee, an Executive Compensation Committee ("Compensation Committee"), and an Audit Committee.

All of the Committees are comprised entirely of independent Directors in accordance with the NYSE listing standards. Charters for each Committee are posted on the Company's website at www.smuckers.com. A copy will be provided free of charge to any shareholder submitting a written request to Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667. The table below shows current members of each of the Committees. Prior to his retirement in August 2006, Charles S. Mechem, Jr. served on the Compensation Committee and chaired the Nominating and Corporate Governance Committee.

Name	Nominating and Corporate Governance Committee	Executive Compensation Committee	Audit Committee
R. Douglas Cowan			X
Kathryn W. Dindo		X	X (Chair)
Paul J. Dolan		X	
Nancy Lopez Knight (elected August 2006)	X		
Elizabeth Valk Long		X (Chair)	X
Gary A. Oatey	X (Chair)		
William H. Steinbrink	X		

Director Compensation

Directors who are employees of Smucker receive no compensation for their services as a Director. The Company uses a combination of cash and stock-based compensation to attract and retain nonemployee Directors to serve on the Board. At its April 2006 meeting, the Compensation Committee and the Board of Directors approved an increase in the compensation paid to its nonemployee Directors. This increase in compensation paid to nonemployee Directors became effective October 1, 2006, and was based on a review of director compensation conducted by the Company's outside compensation consultant, Towers Perrin, which was presented to the Compensation Committee at its April 2006 meeting. This review of director compensation was performed concurrently with the Company's biannual range review of executive compensation.

The compensation paid to the Company's nonemployee Directors, which became effective October 1, 2006, is as follows:

Fiscal 2007 (effective October 1, 2006)

• Annual Retainer	$40,000	per year
• Annual Retainer for Committee Chair (except Audit Committee)	$ 5,000	per year
• Annual Retainer for Audit Committee Chair	$10,000	per year
• Attendance Fee for Board Meetings	$ 1,500	per meeting
• Attendance Fee for Committee Meetings	$ 1,500	per meeting
• Annual Grant of Deferred Stock Units	$60,000	value of deferred stock units granted annually in October

The annual grant of deferred stock units having a value of $60,000 is issued out of The J. M. Smucker Company 2006 Equity Compensation Plan ("2006 Plan"). The 2006 Plan was approved by shareholders at the annual shareholder meeting on August 17, 2006. This annual deferred stock unit award replaced the annual award of 2,000 stock options (issued under the Nonemployee Director Stock Option Plan) and 400 deferred stock units (issued under the Amended and Restated Nonemployee Director Stock Plan ("Nonemployee Director Stock Plan")). The deferred stock units vest immediately upon grant and are entitled to dividends in an amount paid to all shareholders. These dividends are reinvested in additional deferred stock units.

During the period from May 1, 2006, through September 30, 2006 (i.e., prior to the time the new nonemployee director compensation became effective), nonemployee Directors were eligible to receive the following compensation:

Fiscal 2007 (May 1, 2006 to September 30, 2006)

• Annual Retainer	$30,000	per year
• Annual Retainer for Committee Chair (including Audit Chair)	$ 4,000	per year
• Attendance Fee for Board Meetings	$ 1,500	per meeting
• Attendance Fee for Committee Meetings	$ 1,200	per meeting

During fiscal year 2007, nonemployee Directors could have elected to receive a portion of their annual retainer and committee fees in the form of deferred stock units. For services rendered through December 31, 2006, fees were deferred pursuant to the terms of the Nonemployee Director Stock Plan which was approved by shareholders at the August 2004 annual meeting. For services rendered after December 31, 2006, fees were deferred under the Nonemployee Director Deferred Compensation Plan, which was adopted by the Board effective January 1, 2007. All deferred stock units, together with dividends credited on those deferred stock units, are paid out in the form of common shares subsequent to termination of service as a nonemployee Director.

The Board has not established minimum amounts of share ownership required to be held by nonemployee Directors. The Company has long maintained that the ownership of the Company's common shares shall be a matter of conscience for each Director and encourages each Director to own a reasonable number of Smucker common shares.

The following table reflects compensation earned by Directors in fiscal year 2007.

2007 Director Compensation

Name (1)(2)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
R. Douglas Cowan	54,433	60,000	—	—	114,433
Kathryn W. Dindo	70,633	60,000	—	—	130,633
Paul J. Dolan	49,033	60,000	—	—	109,033
Nancy Lopez Knight	36,833	60,000	—	—	96,833
Elizabeth Valk Long	66,217	60,000	—	—	126,217
Charles S. Mechem, Jr.	16,867	—	—	25,000	41,867
Gary A. Oatey	53,750	60,000	—	—	113,750
William H. Steinbrink	50,833	60,000	—	—	110,833

(1) Timothy P. Smucker, Richard K. Smucker, and Vincent C. Byrd are not included in this table as they are employees of the Company and, thus, receive no compensation for their services as Directors. The compensation received by each as employees of the Company is shown in the 2007 Summary Compensation Table.

(2) As of April 30, 2007, each nonemployee Director had the following aggregate number of deferred stock units and stock options. Deferred stock units include deferred meeting and retainer fees, along with additional stock units credited as a result of reinvestment of dividends.

Name	Deferred Stock Units	Stock Options
R. Douglas Cowan	5,171	5,500
Kathryn W. Dindo	15,031	7,500
Paul J. Dolan	2,907	—
Nancy Lopez Knight	1,261	—
Elizabeth Valk Long	17,510	10,500
Charles S. Mechem, Jr.	—	4,000
Gary A. Oatey	7,117	5,500
William H. Steinbrink	21,145	10,500

(3) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended April 30, 2007, in accordance with Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment* ("SFAS 123R"). The $60,000 per Director also represents the grant date fair value of the stock awards due to the awards vesting immediately upon grant.

(4) No stock options were awarded in fiscal year 2007. All previously awarded stock options were fully vested prior to fiscal year 2007, therefore no SFAS 123R expense was recognized in fiscal year 2007.

(5) Nonemployee Directors occasionally receive perquisites provided by or paid by Smucker. During fiscal year 2007 these perquisites included allowing family to travel on the Company aircraft while transporting the nonemployee Director to and from Board and Committee meetings, occasional samples of Smucker products, and tickets to Smucker sponsored events. The aggregate of all benefits provided to each nonemployee Director in fiscal year 2007 was less than $10,000.

(6) Charles S. Mechem, Jr. retired from the Board in August 2006 after many years of distinguished service. In recognition of his extraordinary service, the Company donated $25,000 to the Greater Cincinnati Foundation in honor of Mr. Mechem's retirement.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of three independent Directors, each of whom satisfies the independence requirement of Rule 10A-3 under the Securities Exchange Act of 1934. The Audit Committee serves as the primary communication link between the Board of Directors as the representative of the shareholders, the Company's Independent Registered Public Accounting Firm, Ernst & Young LLP, and the Company's internal auditors. Smucker management has the primary responsibility for financial statements and the reporting process, including the systems of internal control.

In fulfilling its responsibilities, during the fiscal year the Audit Committee reviewed with management the financial statements and related disclosures included in Smucker's quarterly reports on Form 10-Q, and the audited financial statements and related financial statement disclosures included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2007. Also, the Audit Committee reviewed with the independent auditors their judgments as to both the quality and the acceptability of Smucker's accounting policies. The Audit Committee's review with the independent auditors included a discussion of other matters required under U.S. generally accepted auditing standards, including those matters required by the Statement on Auditing Standards No. 61, Communication With Audit Committees, and by the Sarbanes-Oxley Act of 2002.

The Audit Committee received the written disclosures from the independent auditors required by the Independence Standards Board Statement No. 1, and has discussed those disclosures with the independent auditors. The Audit Committee also has considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with Smucker's internal and independent auditors the overall scope and plans for their respective audits and reviewed Smucker's plans for compliance with the management certification requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee met with the internal and independent auditors to discuss the results of the auditors' examinations, their evaluation of Smucker's internal controls, including a review of the disclosure control process, as well as the overall quality of Smucker's financial reporting. The Audit Committee, or the Committee Chair, also preapproved services provided by Ernst & Young LLP during the 2007 fiscal year.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Smucker's Annual Report on Form 10-K for the fiscal year ended April 30, 2007. The Audit Committee authorized the appointment of Ernst & Young LLP as Smucker's Independent Registered Public Accounting Firm for the 2008 fiscal year.

AUDIT COMMITTEE

Kathryn W. Dindo, Chair
R. Douglas Cowan
Elizabeth Valk Long

SERVICE FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table summarizes the aggregate fees, including out of pocket expenses, billed by Ernst & Young LLP for the years ended April 30, 2007 and 2006:

	2007	2006
Audit Fees(1)	$1,597,700	$1,662,900
Audit-Related Fees(2)	39,000	1,500
Tax Fees(3)	944,600	888,000
All Other Fees	—	—
Total Fees	$2,581,300	$2,552,400

(1) Audit fees primarily relate to (i) the audit of the Company's consolidated financial statements as of and for the years ended April 30, 2007 and 2006, including statutory audits of certain international subsidiaries; (ii) the assessment of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002; and (iii) the reviews of the Company's unaudited condensed consolidated interim financial statements as of July 31, October 31, and January 31 for fiscal years 2007 and 2006.

(2) Audit-related fees are for audits of certain employee benefit plans and the Company's subscription to on-line research services.

(3) Tax fees are primarily for tax work in connection with the Company's realignment of its legal entity structure and for tax compliance, preparation, and planning services.

AUDIT COMMITTEE PREAPPROVAL POLICIES AND PROCEDURES

The Audit Committee charter, as well as the policies and procedures adopted by the Audit Committee, require that all audit and permitted non-audit services provided by the independent auditors be preapproved by the Audit Committee. These services may include audit services, audit-related services, tax services and, in limited circumstances, other services. The Audit Committee's preapproval identifies the particular type of service and is subject to a specific engagement authorization.

Should it be necessary to engage the independent auditors for additional, permitted services between scheduled Committee meetings, the Chair of the Audit Committee has been delegated the authority to approve up to $200,000 for additional services for a specific engagement. The Committee Chair then reports such preapproval at the next meeting of the Audit Committee. The approval policies and procedures of the Committee do not include delegation of the Audit Committee's responsibility to Smucker management.

All of the services described above were approved by the Audit Committee or the Committee Chair before Ernst & Young LLP was engaged to render the services or otherwise in accordance with the approval process adopted by the Audit Committee.

COMMUNICATIONS WITH THE AUDIT COMMITTEE

The Company's Policy on Ethics and Conduct has established procedures for confidential, anonymous complaints by employees and from third parties received by Smucker regarding accounting, internal accounting controls or auditing matters. The Policy on Ethics and Conduct is posted on the Company's website at www.smuckers.com. A copy will be provided free of charge to any shareholder submitting a written request to Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2 on proxy card)

The Audit Committee has appointed Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending April 30, 2008. The Audit Committee has requested that the shareholders ratify this decision. Ernst & Young LLP has served as Smucker's independent auditors since 1955.

A representative of Ernst & Young LLP will be present at the meeting with an opportunity to make a statement if so desired and to respond to appropriate questions with respect to that firm's examination of Smucker's financial statements and records for the fiscal year ended April 30, 2007.

Although shareholder ratification is not required under the laws of the State of Ohio, we are submitting the appointment of Ernst & Young LLP to Smucker's shareholders for ratification at the annual meeting as a matter of good corporate practice in order to provide a means by which shareholders may communicate their opinion to the Audit Committee.

The Board of Directors recommends a vote FOR ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company's Compensation Committee regularly reviews the Company's compensation philosophy and objectives. The Compensation Committee is also responsible for reviewing and approving compensation for the Company's executive officers on an annual basis. A description of the Compensation Committee's responsibilities is set forth in detail in its charter which may be accessed on the Company's website at www.smuckers.com.

Set forth below is a detailed discussion of Smucker's compensation program for its executive officers organized as follows:

I.	*Philosophy of Smucker's Compensation Program*	*(page 19)*
II.	*Components of Smucker's Compensation Program for Executive Officers*	*(page 19)*
III.	*Determination of Base Salaries for Executive Officers*	*(page 20)*
IV.	*What Smucker's Short-Term Incentive Compensation Program (MIP) is Designed to Reward and How it Works*	*(page 21)*
V.	*What Smucker's Long-Term Incentive Compensation Program (Performance-Based Restricted Stock) is Designed to Reward and How it Works*	*(page 23)*
VI.	*Health Benefits*	*(page 25)*
VII.	*Pension and Retirement Plans, the Non-qualified Supplemental Retirement Plan, and the Voluntary Deferred Compensation Plan*	*(page 25)*
VIII.	*Other Benefits Executive Officers Receive*	*(page 26)*
IX.	*Description of Agreements with Executive Officers*	*(page 26)*
X.	*Tax and Accounting Considerations*	*(page 27)*

I. Philosophy of Smucker's Compensation Program

The Company's compensation philosophy is that compensation for all employees, including its executive officers should be:

- fair and equitable when viewed both internally and externally;
- competitive enough to attract and retain the best qualified individuals; and
- performance based.

The Company has designed its compensation programs to include each of these components. The performance-based incentives, (comprised of corporate performance, individual performance and, in some cases, the performance of the business and operations units), seek to reward both short-term, or annual, as well as long-term results and to align the interests of Smucker's executive officers and other participants with the interests of the Company's shareholders.

II. Components of Smucker's Compensation Program for Executive Officers

Company executive officers receive a compensation package which consists of some or all of the following components:

Cash Components

- annual base salary; and
- the Company's short-term incentive compensation program, the Management Incentive Plan ("MIP"), provides participants the opportunity, subject to meeting specified goals, to earn an annual cash bonus.

Equity Component

- the Company's long-term incentive compensation program, in the form of a potential annual grant of restricted shares or restricted stock units ("Restricted Stock Award"), provides participants the opportunity, subject to meeting specified goals, to earn equity of the Company which generally vests over a four-year period.

Health Benefits and Pension Benefits

- participation by certain executive officers in a supplemental executive retirement plan;
- participation in health and welfare plans upon substantially the same terms as available to other salaried employees of the Company; and
- participation in retirement plans (such as a 401(k) plan, defined benefit pension plan and employee stock ownership plan) upon the same terms as available to other salaried employees of the Company.

Other Benefits

- the right to defer part of their salary or cash bonus under a non-qualified, voluntary, deferred compensation plan; and
- selected perks for certain executive officers such as limited financial and tax planning assistance, use of Company aircraft, and select reimbursement for club dues and expenses.

III. Determination of Base Salaries for Executive Officers

The Company believes the compensation paid to executive officers must be competitive enough to attract and retain qualified individuals and must be fair and equitable. The Company also believes that there are certain non-financial, intangible elements of the overall compensation program which provide a positive work environment and have value for Smucker employees. The commitment to one another as valued employees and the adherence to the Company's Basic Beliefs of Quality, People, Ethics, Growth, and Independence are reflected in how we conduct ourselves and the pride we take in a job well done.

In an effort to provide competitive, yet fair and equitable base salaries, salary ranges are determined using published and widely available salary market data from a broad cross-section of companies which are similar in size to the Company. Salary ranges are determined in the same manner for each salaried employee of the Company, including each executive officer. The actual base salary paid to each executive officer is designed to fall within the range established by the Company and to also reflect the experience of the executive officer and the scope of his or her responsibility.

The Compensation Committee retains an outside compensation consultant, Towers Perrin, to assist both management and the Compensation Committee to ensure that the total compensation, not just base salaries, paid to its executive officers is fair and equitable. Towers Perrin works with the Company and the Compensation Committee on a regular basis to provide on-going review of industry trends, as well as Company compensation programs. Informed of competitive industry salaries and trends provided by Towers Perrin, the Compensation Committee sets and approves the base salaries for Timothy P. Smucker and Richard K. Smucker, who act jointly as Co-Chief Executive Officers ("Co-CEOs") and approves the base salaries for the other executive officers.

Additionally, to ensure that total compensation, not just base salary, paid to executive officers is fair, the Company, with assistance from Towers Perrin, regularly benchmarks all elements of its compensation program using the same reference group and survey data ("Compensation Study"). The most recent Compensation Study was presented to the Compensation Committee at its April 2006 meeting and indicated that base salary ranges for executive officers of the Company were below the size-adjusted median of the survey companies. The Compensation Committee, in April 2006, approved revised salary ranges for executive officers effective as of May 1, 2006, during the Company's regular annual merit increase review.

Consistent with the Company's compensation philosophy, the midpoints of these new base salary ranges were generally set by the Compensation Committee at the midpoint of the ranges of the companies surveyed. When appropriate, the Compensation Committee may adjust a midpoint for a specific position either up or down to reflect specific responsibilities, market competition, as well as issues of internal pay equity.

When approving compensation for executive officers, the Compensation Committee also considers:

- support of the Company's Basic Beliefs of Quality, People, Ethics, Growth, and Independence;
- individual performance, including financial and operating results as compared to the Company's financial plan and to prior year results, as well as achievement of personal development objectives;
- the Company's overall performance, including sales and earnings results;
- the Company's market share gains;
- implementation of the Company's strategy;
- implementation of sound management practices; and
- the role of appropriate succession planning in key positions.

Each April, the Compensation Committee requests that management submit salary recommendations for executive officers, other than for the Co-CEOs, using all of the considerations outlined above. These recommendations generally result in salary increases for the executive officers that are, on average, aligned with the Company's salary increase budget for other salaried employees. The Compensation Committee reviews all of these performance considerations with no single factor necessarily weighted more heavily than another. As noted above, management does not submit a recommendation regarding salary increases for the Co-CEOs.

The Compensation Committee's outside consultant regularly attends Compensation Committee meetings and provides updates on compensation trends, as well as analyses as to whether the Company continues to meet its compensation objectives. Towers Perrin also participates in executive sessions with the Compensation Committee, without members of Smucker management present. The Co-CEOs, the vice president of human resources, and the corporate secretary also attend the non-executive portions of the Compensation Committee meetings.

From time to time, Towers Perrin also provides additional services at the request of the Company. In fiscal year 2007, these services included assistance in the calculation of restricted stock awards and appropriate target awards for participants, assistance in analyzing the new proxy executive compensation disclosure requirements adopted by the SEC, review of this Compensation Discussion and Analysis and assistance in the preparation and review of the 2006 Plan prior to submission to the Company's shareholders for approval at the 2006 Annual Meeting.

IV. What Smucker's Short-Term Incentive Compensation Program (MIP) is Designed to Reward and How it Works

Smucker's MIP is performance based and is designed to reward key managers, including executive officers, for their contribution to the Company based on clear, measurable criteria.

After the end of each fiscal year, the Compensation Committee reviews management's recommendations for MIP bonuses (other than a recommendation for the Co-CEOs for whom management makes no recommendation). The Compensation Committee evaluates the following criteria and information in approving MIP awards for executive officers:

- the Company's performance in relation to its non-GAAP earnings per share goal for the fiscal year, which goal is also approved by the Compensation Committee in June of each year for the fiscal year commencing the prior May 1st. The earnings per share goal is calculated excluding restructuring and merger and integration charges. The determination of Company performance excluding these charges is consistent with the way management internally evaluates its business;

- personal performance of the executive officer based on achievement of corporate performance goals, and adjusted, either up or down, in extraordinary circumstances;
- if an executive officer has responsibilities that align with a specific business area or a specific plant, a percentage of this award is tied to that specific business area's or plant's performance in relation to its annual profit goal and the Compensation Committee will review attainment of relevant profit goals for those areas;
- awards to each executive officer for the prior three years, as well as base salary for the fiscal year just ended and "target award" information for each executive officer; and
- no awards are made unless the Company first achieves 80% of its earnings per share goal.

"Target awards" for executive officers under the MIP are also approved by the Compensation Committee and represent a percentage of each executive officer's base salary. The appropriate MIP target award percentage for each executive officer is reviewed regularly by the Compensation Committee with input from Towers Perrin. The most recent Compensation Study indicated the MIP target award percentages were generally at the midpoint of the survey group. Executive officers' MIP target awards range from 30% to 80% of base salary depending on the responsibilities and experience of the executive officer. The most an executive officer is eligible to receive in any one fiscal year is twice the MIP target award (i.e., between 60% to 160% of base salary).

Participants in the MIP receive a percentage of their target award based on Company, business unit, or plant operation performance as shown in the following table:

Ranges	Performance Level Achieved	Percentage of Target Award Earned
Below Threshold	<80%	0%
Threshold	80%	25%
Target	100%	100%
Maximum	110%	200%

In the event performance is between the ranges set forth in the matrix above, the Compensation Committee determines the percentage of the award that is earned by mathematical interpolation and for each increase of 1% above the target performance level, the percentage of target award earned will increase by 10%.

Additionally, if an executive officer is part of a specific business area or plant operation, 50% of the MIP target award is tied to the performance of the business area or plant operation. A chart illustrating this allocation is as follows:

	Weighting of Target Award		
Performance Categories	Corporate Participants	Business Unit Participants	Operational Participants
Corporate Performance	50%	25%	25%
Individual Performance	50%	25%	25%
Business Area Performance	0%	50%	0%
Operation Area Performance	0%	0%	50%
	100%	100%	100%

The MIP awards for the Co-CEOs are based on the same corporate performance standards as used for other corporate participants in the MIP; however, no recommendation is made by management concerning the individual awards for the Co-CEOs. The MIP awards for each of the Co-CEOs are determined by the Compensation Committee based on its evaluation of the criteria outlined above.

Set forth below is an example of the calculation of an MIP award for a corporate participant:

Example: Executive officer with corporate responsibilities, an annual base salary of $200,000, and a MIP target award of 50% of base salary, would receive the following MIP awards based on achievement of target performance for all categories as shown below:

Ranges	Performance Level Achieved	Percentage of Target Award Earned	MIP Earned
Below Threshold	<80%	0%	$ 0
Threshold	80%	25%	$ 25,000
Target	100%	100%	$100,000
Maximum	110%	200%	$200,000

Specifically, with respect to fiscal year 2007, the corporate performance was 105% of the non-GAAP earnings per share goal for the year and the corporate performance portion of the awards was paid at 150% of the MIP target award percentage for all participants. Using the above example, based on results for fiscal year 2007, the corporate participant would receive a payment of $150,000. For fiscal year 2007, all of the executive officers included in the 2007 Summary Compensation Table were corporate participants in the MIP (i.e., receiving 50% of MIP based on corporate performance and 50% based on individual performance) except for Mr. Vincent C. Byrd, Senior Vice President, Consumer Market, who received 25% of his MIP award based on the performance of the consumer business area, 50% based on corporate performance and 25% based on individual performance.

Although the Company does not provide specific guidance on its earnings estimates, it has consistently maintained that it expects earnings per share to grow at a long-term average of 8% per year. The Company believes that the established performance targets required participants, including executive officers, to perform at a high level in order to achieve the 1998 through 2007 target performance levels. During this ten-year period, the Company achieved performance in excess of the target level seven times, achieved the maximum performance level once, and failed to achieve the target performance twice. During the same time period, the Company's annual compounded earnings per share growth rate was in excess of 10%. Generally, the Compensation Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

V. *What Smucker's Long-Term Incentive Compensation Program (Performance-Based Restricted Stock) is Designed to Reward and How it Works*

The Company's long-term, performance-based, compensation is stock based and is designed to align the interests of management with the interests of Company shareholders. The goals of Smucker's long-term incentive compensation program are to:

- encourage executive officers and key managers to focus on long-term Company performance;
- provide an opportunity for key managers to increase stock ownership in the Company;
- create opportunities for participants to share in growth over the long term; and
- act as a retention incentive for executive officers and key managers.

In April 2005, the Compensation Committee approved a new long-term incentive program in the form of annual awards of performance-based restricted shares or performance-based restricted stock units. Prior to April 2005, the Company used stock options as the primary component of long-term incentive compensation and restricted stock grants were previously limited to certain key executive officers with a grant made every other year.

Restricted shares and restricted stock unit awards are issued under the 2006 Plan, which was approved by the Company's shareholders at its August 2006 annual meeting, as well as the 1998 Equity and Performance Incentive Plan ("1998 Plan"). The Company grants restricted stock units (in lieu of restricted shares) to certain

participants who reside outside the U.S., in order to comply with local laws and to provide favorable tax treatment to the foreign recipients. Discussion in this Compensation Discussion & Analysis relating to restricted shares also applies to the limited awards of restricted stock units granted outside the U.S.

The essential features of the Restricted Stock Awards are as follows:

- subject to Compensation Committee approval, grants of restricted shares are made each June when the Company meets or exceeds performance goals;
- actual restricted share grants are based on Smucker's earnings per share performance as established by the Compensation Committee the previous June (on the same performance basis as MIP awards are determined);
- restricted shares target award opportunities (i.e., the amount of restricted shares a participant is eligible to receive) are computed based on a participant's base salary level at the beginning of the fiscal year in which the restricted shares award is made and considerations of internal equity (similar to the considerations used in determining the target award under the MIP, including the Compensation Study) and these goals and targets are communicated to participants at the beginning of each fiscal year;
- Restricted Stock Awards vest 100% at the end of a four-year period so long as a participant remains an employee of the Company. Restricted Stock Awards made to participants who reach the age of 60 and have a minimum of 10 years of service with the Company vest immediately. The Company also has pro-rata vesting, in specific, limited circumstances such as job elimination or sale of the related business; and
- actual awards range from 0% of the restricted shares target award amount, if the Company fails to achieve 80% of its earnings goal, to a maximum of 150% of the restricted shares target award amount if the Company exceeds 120% of its earnings goal as shown in the following table. In the event performance is between the ranges set forth below, the Compensation Committee determines the percentage of the award that is earned by mathematical interpolation and for each increase of 1% above the target performance level, the percentage of target award will increase by 2.5%.

Ranges	Achievement of Target Performance	Percentage of Target Award Earned
Below Threshold	<80%	0%
Threshold	80%	50%
Target	100%	100%
Maximum	120%	150%

Restricted Stock Awards, rounded to the nearest five shares, are reviewed and approved by the Compensation Committee in June based on the previous fiscal year's performance. Participants must be employed by the Company at the time of the award to receive shares. For all executive officers, except the Co-CEOs, the Company initially determines the dollar value of the restricted shares that has been earned and such determination is approved by the Compensation Committee. The stock price used to determine the number of shares to be awarded is based on the average of the closing stock prices for the final five trading days in April of the fiscal year just ended and the first five trading days in May of the fiscal year just begun.

In order to qualify the Restricted Stock Awards made to the Co-CEOs as performance-based awards under Section 162(m) of the Internal Revenue Code, the Company has historically granted performance shares and performance units to the Co-CEOs in June of each year, which are paid in the form of restricted shares (like the other executive officers) at the end of the fiscal year in which they were granted, assuming the applicable performance standards relating to earnings per share were met. For grants made in fiscal year 2008 and beyond, the Company will grant performance units to the Co-CEOs, which will also be payable in restricted shares to the extent that performance goals are achieved. Management makes no recommendation regarding long-term incentive awards for the Co-CEOs, but the Compensation Committee, after considering

input from Towers Perrin, makes grants to the Co-CEOs based on the same performance standards as used for the other participants.

Following the end of fiscal year 2007, the Compensation Committee determined the number of performance shares and units that were earned. Both the performance shares and the performance units were paid in the form of shares of restricted stock, which restricted shares for the Co-CEOs was issued out of shares available under the 1998 Plan. The performance shares were converted into restricted shares on a one-for-one basis and the performance units (each worth $1) were converted to a number of restricted shares based on the average stock price for the final five trading days during fiscal year 2007 and the first five trading days in fiscal year 2008. The restricted shares earned were granted to the Co-CEOs pursuant to the same terms as the restricted shares granted to the other executive officers and are subject to a four-year vesting period. However, as with other participants, once either of the Co-CEOs reaches the age of 60 and has a minimum of 10 years of service with the Company, his restricted shares will vest immediately. Based on his age and length of service, the restricted shares granted to Timothy P. Smucker vested upon grant. Based on his age and length of service, the restricted shares granted to Richard K. Smucker will vest in full in May 2008.

Specifically, with respect to fiscal year 2007, the Company achieved 105% of its non-GAAP earnings per share performance level resulting in a Restricted Stock Award of 112.5% of the restricted stock award target.

VI. Health Benefits

The Company provides executive officers with health and welfare plans upon substantially the same terms as available to most other salaried employees of the Company and its domestic subsidiaries. These benefit plans include medical, dental, life, and disability insurance coverage.

VII. Pension and Retirement Plans, the Non-qualified Supplemental Retirement Plan, and the Voluntary Deferred Compensation Plan

Company executive officers participate in The J. M. Smucker Company Employees' Retirement Plan ("Qualified Plan"), The J. M. Smucker Company Employee Savings Plan ("401(k) Plan"), and its Employee Stock Ownership Plan ("ESOP"). Participation in these plans is an important component of the overall compensation package for all Company employees, including its executive officers. Substantially all of the Company's U.S. non-represented employees are eligible to participate in these plans, each upon the terms set forth in the specific plan applicable to each participant.

The Company provides a 50% match on employees' contributions of up to 6% of pay (maximum Company match of 3% of pay) in the 401(k) Plan. An additional Company contribution of approximately 2% of base salary is provided to eligible employees through the ESOP.

The Qualified Plan is a qualified defined benefit plan which provides a pension benefit based upon years of service with the Company and upon final average pay (average base salary compensation for the five most highly compensated consecutive years of employment). Benefits under the Qualified Plan are 1% of final average pay times the participant's years of service with Smucker. In addition to retirement benefits under the Qualified Plan, certain executive officers of the Company, including the executive officers listed in the 2007 Summary Compensation Table, also participate in The J. M. Smucker Company Top Management Supplemental Retirement Benefit Plan ("SERP"), a non-qualified supplemental retirement plan, entitling them to certain supplemental benefits upon their retirement. Benefits under the SERP, which are based upon years of service, are 55% (reduced for years of service less than 25) of the average of base salary, holiday bonus, and MIP bonus for the five most highly compensated, consecutive years of employment, less any benefits received under the Qualified Plan and less any Social Security benefit received.

Executive officers may elect to defer up to 50% of salary and up to 100% of the MIP award in The J. M. Smucker Company Voluntary Deferred Compensation Plan ("Deferred Compensation Plan"). The amounts deferred are credited to notional accounts selected by the executive that mirror the investment alternatives available in the 401(k) Plan. At the time a deferral election is made, participants elect to receive

payout of the deferred amounts upon termination of employment in the form of a lump sum or in 2 to 10 equal annual installments.

The SERP and the Deferred Compensation Plan are non-qualified deferred compensation plans and, as such, are subject to the rules of the Internal Revenue Code ("IRC") Section 409A, which restrict the timing of distributions.

VIII. Other Benefits Executive Officers Receive

The executive officers, like all salaried and hourly non-represented employees of the Company, receive an annual holiday bonus equal to 2% of their base salary (excluding annual MIP bonus amounts).

Executive officers are provided certain personal benefits not generally available to all employees. The Compensation Committee believes these additional benefits are reasonable and enable the Company to attract and retain outstanding employees for key positions. These benefits include financial and tax planning assistance, reimbursement for specified club dues and expenses, executive physicals, participation in the SERP, and the Deferred Compensation Plan. Additionally, the Compensation Committee and the Company's Board have strongly encouraged the Co-CEOs and their families to use corporate aircraft for all air travel for security purposes. The value of personal travel on the corporate aircraft is calculated in accordance with applicable regulations under the IRC and is included in the Co-CEOs' taxable income for the year. The value of these personal benefits for the named executive officers, to the extent the aggregate value exceeded $10,000 for fiscal year 2007, is included in the 2007 Summary Compensation Table.

The Compensation Committee reviews, on an annual basis, the types of perks and other benefits provided executive officers, as well as the dollar value of each perk paid to executive officers.

IX. Description of Agreements with Executive Officers

Employment Agreements

The Company does not have employment agreements with any employee nor does the Company have golden parachute agreements or change of control agreements with any employee. Should there be a change in control of the Company, all outstanding equity awards (other than the performance shares and units for the Co-CEOs described above) will immediately vest. The definition of change of control for purposes of accelerating the vesting of Restricted Stock Awards is set forth in the 2006 Plan and the 1998 Plan.

Consulting Agreements

The Co-CEOs have entered into Consulting Agreements with the Company. These agreements are designed to recognize the value of the Smucker family involvement in the business and to preserve this value for a period following the termination of employment of either of the Co-CEOs. The consulting agreements generally require each of the Co-CEOs to maintain his public representation of the Company for three years following the termination of full-time employment with the Company. The Board also believes that it is crucial to the strength of the Smucker's brand that neither Timothy P. Smucker nor Richard K. Smucker should undertake activities after the end of his employment with the Company that might be to the competitive disadvantage of the Company.

In December 2005, Richard G. Jirsa retired as a Vice President of the Company after 30 years of service. At the time of his retirement, Mr. Jirsa entered into a Consulting Agreement with the Company pursuant to which he has agreed to provide consulting services to the Company, as requested, for a period of two years.

In August 2006, Fred A. Duncan retired as a Senior Vice President of the Company after 28 years of service. At the time of his retirement, Mr. Duncan entered into a Consulting Agreement with the Company pursuant to which he has agreed to provide consulting services to the Company, as requested, for a period of one year.

In June 2007, John D. Milliken retired as a Vice President of the Company after 34 years of service. At the time of his retirement, Mr. Milliken entered into a Consulting Agreement with the Company pursuant to which he has agreed to provide consulting services to the Company, as requested, for a period of one year.

Additionally, Richard F. Troyak, Vice President, Operations, will be retiring in late July 2007. He has agreed to provide consulting services to the Company, as requested, for a period of one year from his date of retirement. Mr. Troyak will enter into a one-year Consulting Agreement near the date of retirement.

More detailed information regarding the applicable payments under such agreements is provided in the Termination Analysis tables on pages 41 through 45.

X. Tax and Accounting Considerations

The Compensation Committee has considered the potential impact on the Company's compensation plans of the $1,000,000 cap on deductible compensation under Section 162(m) of the IRC. Compensation that qualifies as performance-based compensation is exempt from the cap on deductible compensation. To date, only Timothy P. Smucker and Richard K. Smucker have been paid compensation in excess of $1,000,000 that could be subject to the Section 162(m) limitation. The Compensation Committee is committed to establishing executive compensation programs that will maximize, as much as possible, the deductibility of compensation paid to executive officers. To the extent, however, that the Compensation Committee from time to time believes it to be consistent with its compensation philosophy and in the best interests of the Company and its shareholders to award compensation that is not fully deductible, it may choose to do so.

During fiscal year 2007, the Compensation Committee continued to monitor the regulatory developments under IRC Section 409A, which was enacted as part of the American Jobs Creation Act of 2004 ("Act"). Section 409A imposes additional limitations on non-qualified deferred compensation plans and subjects those plans to additional conditions. Certain aspects of the benefit programs may be revised in calendar 2007 for compliance with, or exemption from, the requirements of IRC Section 409A.

2007 SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the Company's Chief Executive Officers, Chief Financial Officer and the four other most highly compensated executive officers ("Named Executive Officers" or "NEOs") for fiscal year 2007. Please read the Compensation Discussion and Analysis in conjunction with reviewing this table.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)(7)	Total ($)
Timothy P. Smucker Chairman and Co-Chief Executive Officer	2007	700,000	14,000	2,232,781	—	840,000	916,198	89,899	4,792,878
Richard K. Smucker President and Co-Chief Executive Officer	2007	700,000	14,000	2,110,094	—	840,000	1,284,881	119,169	5,068,144
Mark R. Belgya Vice President, Chief Financial Officer, and Treasurer	2007	230,000	4,700	172,573	—	160,000	181,228	9,786	758,287
Vincent C. Byrd Senior Vice President, Consumer Market	2007	337,577	6,700	322,165	—	260,000	356,005	21,845	1,304,292
Robert E. Ellis Vice President, Human Resources	2007	251,125	4,900	619,402	—	166,000	345,435	20,391	1,407,253
John D. Milliken Vice President, Logistics and Fruit Processing	2007	272,000	5,440	552,750	—	184,000	399,429	10,477	1,424,096
Richard F. Troyak Vice President, Operations	2007	272,000	5,440	579,327	—	184,000	367,408	10,641	1,418,816

(1) Included in the salary column (c) is unused vacation from calendar 2006 paid to the following NEOs in fiscal year 2007: Vincent C. Byrd ($2,577) and Robert E. Ellis ($6,125).

(2) Included in the bonus column (d) is a holiday bonus representing 2% of base salary at the time of payment.

(3) The stock award column (e) represents compensation expense recognized for financial reporting purposes during fiscal year 2007 in accordance with SFAS 123R related to the awards of restricted shares granted in fiscal years 2004, 2006 and 2007. Amounts included in column (e) also include compensation expense recognized during fiscal year 2007 in connection with awards of restricted shares made to the NEOs on June 12, 2007 based on achievement of performance targets established for fiscal year 2007. Compensation expense related to the June 2007 grant was based on the requisite service period, which includes a one-year performance period plus the vesting period. Additional information regarding the Company's SFAS 123R assumptions can be found in Notes A and L of the Notes to Consolidated Financial Statements of the Company's 2007 Annual Report to Shareholders.

Restricted shares generally vest over a four-year period from the date of grant or upon the attainment of age 60 and 10 years of service with the Company, if earlier. Timothy P. Smucker, Robert E. Ellis, and John D. Milliken were at least age 60 with 10 years of service at fiscal year end. Richard F. Troyak and Richard K. Smucker will attain 60 years of age and have 10 years of service in July 2007 and May 2008, respectively. During the vesting period, the NEOs are the beneficial owners of the restricted shares and possess all voting and dividend rights. Dividends are payable at the same rate as is paid on the Company's common shares generally. During fiscal year 2007, the Company paid quarterly dividends at a rate of $0.28 per share.

In order to qualify the June 12, 2007 restricted shares described above as performance-based compensation under Section 162(m) of the IRC, at the beginning of the 2007 fiscal year, Timothy P. Smucker and Richard K. Smucker were granted performance shares and performance units with a one-year performance period. Each performance unit is equal in value to $1.00 and each performance share is equal to one common share. The actual number of performance shares and performance units earned was paid out in the form of restricted shares and the related compensation expense is included in the table in column (e).

(4) Amounts shown in column (g) represent performance-based awards under the MIP. The incentive payment was based on achievement of performance targets established for fiscal year 2007 and was paid in June 2007, subsequent to the end of the fiscal year. Performance criteria under the MIP relate to the Company's performance, individual performance, and in some cases, business and operation area performance, and are discussed in detail under the caption "Compensation Discussion & Analysis."

(5) Amounts shown in column (h) represent the increase in present value of accumulated benefits accrued under the Qualified Plan and the SERP. A discussion of the assumptions made in determining this increase is included below under the heading "Pension Benefits."

(6) Column (i) includes payments made by the Company to defined contribution plans, life insurance premiums related to the NEOs, and tax gross ups on the SERP. Additionally, perquisites were included in this column based on their incremental cost to the Company for any NEO whose total exceeded $10,000.

(7) The NEOs received various perquisites provided by or paid by Smucker. These perquisites included personal use of corporate aircraft, reimbursement of specified club dues and expenses, annual physical examinations, financial and tax planning assistance, and occasional use of company-purchased season tickets to entertainment events. The Board strongly encourages Timothy P. Smucker and Richard K. Smucker and their families to use corporate aircraft for all air travel for security purposes.

All NEOs, with the exception of Mark R. Belgya, John D. Milliken, and Richard F. Troyak received perquisites in excess of $10,000 for fiscal year 2007. The incremental value of the perquisites for these executive officers is included in column (i). The aggregate value of each perquisite or other personal benefit exceeding $25,000 is shown below.

The Company used incremental costs including costs related to fuel, landing fees, crew meals and other miscellaneous costs in valuing personal use of corporate aircraft in fiscal year 2007.

Personal Use of Aircraft

Name	2007
Timothy P. Smucker	$45,992
Richard K. Smucker	$84,576

2007 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (5)			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Timothy P. Smucker	—	140,000	560,000	1,120,000	—	—	—	—
	6/13/2006	—	—	—	8,818(2)	17,635(2)	25,195(2)	712,630
	6/13/2006	—	—	—	350,000(3)	700,000(3)	1,000,000(3)	700,000
Richard K. Smucker	—	140,000	560,000	1,120,000	—	—	—	—
	6/13/2006	—	—	—	8,818(2)	17,635(2)	25,195(2)	712,630
	6/13/2006	—	—	—	350,000(3)	700,000(3)	1,000,000(3)	700,000
Mark R. Belgya	—	26,438	105,750	211,500	—	—	—	—
	6/13/2006	—	—	—	104,125(4)	208,250(4)	312,375(4)	208,250
Vincent C. Byrd	—	41,875	167,500	335,000	—	—	—	—
	6/13/2006	—	—	—	182,500(4)	365,000(4)	547,500(4)	365,000
Robert E. Ellis	—	27,563	110,250	220,500	—	—	—	—
	6/13/2006	—	—	—	109,650(4)	219,300(4)	328,950(4)	219,300
John D. Milliken	—	30,600	122,400	244,800	—	—	—	—
	6/13/2006	—	—	—	121,125(4)	242,250(4)	363,375(4)	242,250
Richard F. Troyak	—	30,600	122,400	244,800	—	—	—	—
	6/13/2006	—	—	—	121,125(4)	242,250(4)	363,375(4)	242,250

(1) Estimated future payouts included in the Non-Equity Incentive Plan Awards columns relate to cash payments eligible under the Company's MIP. The amounts in column (c) reflect 25% of the target amount in column (d), while the amounts in column (e) reflect 200% of such target amounts. The amounts are based on salaries in effect as of April 29, 2007 for each NEO which is the basis for determining the actual payments to be made subsequent to year end.

(2) This number reflects the number of performance shares granted in June 2006. Each performance share is equal to one common share and has a one-year performance period. The actual number of performance shares earned were paid out in the form of restricted shares issued out of the 1998 Plan subsequent to year end on June 12, 2007. Compensation expense related to the requisite service period for the restricted share awards is included in the 2007 Summary Compensation Table in column (e).

(3) This number reflects the number of performance units granted in June 2006. Each performance unit is equal in value to $1.00 and has a one-year performance period. The actual dollar amount earned was converted into restricted shares using $56.73, the average closing share price for the final five trading days of April 2007 and the first five trading days of May 2007, and rounded to the nearest five shares. The restricted shares were paid out on June 12, 2007, subsequent to year end and were issued out of the 1998 Plan. Compensation expense related to the requisite service period for the restricted share awards is included in the 2007 Summary Compensation Table in column (e).

(4) In June 2006, the Compensation Committee approved fiscal year 2007 target awards which granted these NEOs a conditional right to receive restricted shares at the end of the fiscal 2007 one-year performance period. The target awards represent a percentage of base salary that will be paid out in the form of restricted shares upon meeting performance targets. This number reflects the potential dollar value of restricted shares to be received by the NEO, based on May 1, 2007 salaries. The actual dollar amount earned was converted into restricted shares using $56.73, the average closing share price for the final five trading days of April 2007 and the first five trading days of May 2007, and rounded to the nearest five shares. The restricted shares were paid out on June 12, 2007, subsequent to year end and were issued out of the 2006 Plan.

(5) Subsequent to year end, the actual number of restricted shares awarded to each NEO as a result of earning the awards referred to in the preceding footnotes 2, 3 and 4 were as follows. The NEO must be employed by the Company at the time the Compensation Committee meets subsequent to fiscal year end in order to be eligible to receive the earned restricted shares.

Name	Restricted Shares Awarded on June 12, 2007
Timothy P. Smucker	33,720
Richard K. Smucker	33,720
Mark R. Belgya	4,130
Vincent C. Byrd	7,240
Robert E. Ellis	4,350
John D. Milliken	4,805
Richard F. Troyak	4,805

Restricted shares generally vest four years from the date of grant or upon the attainment of age 60 and 10 years of service with the Company, whichever is earlier. The restricted shares issued to Timothy P. Smucker, Robert E. Ellis, and John D. Milliken vested immediately because they had attained the age of 60 and had 10 years of service with Smucker.

(6) The grant date fair value of stock awards was computed using the target level award in column (g). The June 13, 2006 average of the high and low share price on the NYSE of $40.41 was used in determining the grant date fair value for performance shares. Each performance unit has a value of $1.00.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(7)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
Timothy P. Smucker	—	—	—	—	—	—	—	25,195(4)	1,406,385
	—	—	—	—	—	—	—	1,000,000(5)	1,000,000
	—	—	—	—	—	30,000	1,674,600	—	—
	50,000	—	—	44.1700	10/27/14	—	—	—	—
	30,000	—	—	43.3800	10/28/13	—	—	—	—
	140,000	—	—	33.6600	06/30/12	—	—	—	—
	47,255	—	—	24.9974	10/23/10	—	—	—	—
	23,627	—	—	20.9303	10/24/09	—	—	—	—
	23,627	—	—	17.6238	10/24/09	—	—	—	—
	14,176	—	—	23.1788	10/25/08	—	—	—	—
	14,176	—	—	22.0876	10/25/08	—	—	—	—
Richard K. Smucker	—	—	—	—	—	—	—	25,195(4)	1,406,385
	—	—	—	—	—	—	—	1,000,000(5)	1,000,000
	—	—	—	—	—	91,910	5,130,416	—	—
	50,000	—	—	44.1700	10/27/14	—	—	—	—
	30,000	—	—	43.3800	10/28/13	—	—	—	—
	140,000	—	—	33.6600	06/30/12	—	—	—	—
	47,255	—	—	24.9974	10/23/10	—	—	—	—
	23,627	—	—	20.9303	10/24/09	—	—	—	—
	23,627	—	—	17.6238	10/24/09	—	—	—	—
	14,176	—	—	23.1788	10/25/08	—	—	—	—
	14,176	—	—	22.0876	10/25/08	—	—	—	—
	770	—	—	54.1100	01/16/08	—	—	—	—
	1,283	—	—	52.2000	01/16/08	—	—	—	—
	770	—	—	45.0300	01/16/08	—	—	—	—
	770	—	—	40.6200	01/16/08	—	—	—	—
	770	—	—	33.7600	01/16/08	—	—	—	—
	770	—	—	49.6000	07/01/07	—	—	—	—
Mark R. Belgya	—	—	—	—	—	—	—	312,375(6)	312,375
	—	—	—	—	—	12,410	692,726	—	—
	8,000	—	—	44.1700	10/27/14	—	—	—	—
	5,000	—	—	43.3800	10/28/13	—	—	—	—
	20,000	—	—	33.6600	06/30/12	—	—	—	—
	7,560	—	—	24.9974	10/23/10	—	—	—	—
Vincent C. Byrd	—	—	—	—	—	—	—	547,500(6)	547,500
	—	—	—	—	—	23,765	1,326,562	—	—
	15,000	—	—	44.1700	10/27/14	—	—	—	—
	10,000	—	—	43.3800	10/28/13	—	—	—	—
	50,000	—	—	33.6600	06/30/12	—	—	—	—
	14,176	—	—	24.9974	10/23/10	—	—	—	—
	7,088	—	—	20.9303	10/24/09	—	—	—	—
	7,088	—	—	17.6238	10/24/09	—	—	—	—
	4,725	—	—	23.1788	10/25/08	—	—	—	—
	4,725	—	—	22.0876	10/25/08	—	—	—	—
Robert E. Ellis	—	—	—	—	—	—	—	328,950(6)	328,950
	—	—	—	—	—	6,000	334,920	—	—
	10,000	—	—	44.1700	10/27/14	—	—	—	—
	7,000	—	—	43.3800	10/28/13	—	—	—	—
John D. Milliken	—	—	—	—	—	—	—	363,375(6)	363,375
	—	—	—	—	—	6,000	334,920	—	—
	8,700	—	—	44.1700	10/27/14	—	—	—	—
	35,000	—	—	33.6600	06/30/12	—	—	—	—
Richard F. Troyak	—	—	—	—	—	—	—	363,375(6)	363,375
	—	—	—	—	—	16,925	944,754	—	—
	10,000	—	—	44.1700	10/27/14	—	—	—	—
	7,000	—	—	43.3800	10/28/13	—	—	—	—

(1) In April 2006, the Compensation Committee approved the acceleration of vesting of stock options previously awarded to employees under its equity-based compensation plans, effective April 12, 2006. The purpose of the accelerated vesting was to minimize future compensation expense that the Company would have been required to recognize following its adoption of SFAS 123R. As a result, all stock options outstanding are exercisable.

(2) Restricted shares outstanding at year-end will vest on the following dates:

Name	6/8/2007	7/19/2007	5/16/2008	6/5/2009	6/13/2010
Timothy P. Smucker	30,000	—	—	—	—
Richard K. Smucker	30,000	—	61,910	—	—
Mark R. Belgya	3,500	—	—	3,970	4,940
Vincent C. Byrd	8,000	—	—	7,115	8,650
Robert E. Ellis	6,000	—	—	—	—
John D. Milliken	6,000	—	—	—	—
Richard F. Troyak	6,000	10,925	—	—	—

Restricted shares generally vest four years from the date of grant or upon the attainment of age 60 and 10 years of service with the Company, whichever is earlier. The attainment of age 60 and 10 years of service with the Company vesting provision does not apply to the grant of restricted shares made in June 2003, which vests in June 2007. Due to their age and years of service with the Company, 10,925 of Richard F. Troyak's and 61,910 of Richard K. Smucker's outstanding restricted shares will vest in July 2007 and May 2008, respectively.

(3) The market value of restricted shares was computed using $55.82, the closing share price of Smucker stock on April 30, 2007.

(4) This number reflects the performance shares outstanding at year end. Each performance share is equal to one common share. The actual performance shares earned, based upon achievement of fiscal year 2007 performance goals, were converted to restricted shares in June 2007. Timothy P. Smucker's restricted shares vested immediately upon date of grant due to his age and years of service with the Company. In accordance with published SEC guidance, because the Company exceeded fiscal year 2006 target goals, the amounts reported in column (i) represent the maximum number of performance shares that can be earned for fiscal year 2007.

(5) This number reflects the performance units outstanding at year end. Each performance unit has a value of $1.00. The actual dollars earned, based upon achievement of fiscal year 2007 performance goals, were converted to restricted shares in June 2007. Timothy P. Smucker's restricted shares vested immediately upon date of grant due to his age and years of service with the Company. In accordance with published SEC guidance, because the Company exceeded fiscal year 2006 target goals, the amounts reported in column (i) represent the maximum number of performance units that can be earned for fiscal year 2007.

(6) This number is denominated in dollars and represents a conditional right to receive a percentage of the NEO's May 1, 2007 salary paid out in the form of restricted shares, based upon achievement of 2007 performance goals. The actual dollars earned were converted into restricted shares in June 2007. In accordance with published SEC guidance, because the Company exceeded fiscal year 2006 target goals, the amounts reported in column (i) represent the maximum dollars that can be earned for fiscal year 2007, which will be converted to restricted shares.

(7) The NEO must be employed by the Company at the time the Compensation Committee meets subsequent to year end in order to be eligible to receive the earned awards.

(8) The market value of performance shares was computed using $55.82, the closing price of Smucker shares on April 30, 2007. The market value for performance units is equal to $1.00 per performance unit.

- If the participant terminates employment after completing 10 years of service but before age 65, the gross SERP benefit ((A) plus (B) in the prior paragraph) is calculated based on final average earnings and service at the time the NEO leaves employment.
- The gross SERP benefit will be reduced by 4% per year that the benefit commences prior to age 62 and then offset by the Qualified Plan benefit, frozen contributory benefit and estimate of Social Security.

Final average earnings are equal to average compensation (base salary plus MIP bonus plus holiday bonus) over the five consecutive years of employment which produces the highest average.

Determination of Value

The amounts shown are based on the value at age 62, which is the earliest age at which an unreduced retirement benefit is payable under both plans. Other key assumptions used to determine the amounts are as follows:

- An interest rate of 6.0%, the Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* ("SFAS 87") discount rate as of April 30, 2007. The discount rate as of April 30, 2006 is 6.3%.
- 1994 Group Annuity Mortality Table (projected 8 years to 2002) to estimate the value of annuity benefits payable and the unisex mortality table specified in Revenue Ruling 2001-62 to determine lump sums.
- All benefits under the Qualified Plan are assumed to be paid as annuities. The value of benefits under the SERP have been determined assuming 50% of the benefit is received as an annuity and the remaining 50% is received as a lump sum.

The years of credited service for all of the NEOs are based only on their years of service while an employee of the Company. No additional years of credited service have been granted.

(1) In April 2006, the Compensation Committee approved the acceleration of vesting of stock options previously awarded to employees under its equity-based compensation plans, effective April 12, 2006. The purpose of the accelerated vesting was to minimize future compensation expense that the Company would have been required to recognize following its adoption of SFAS 123R. As a result, all stock options outstanding are exercisable.

(2) Restricted shares outstanding at year-end will vest on the following dates:

Name	6/8/2007	7/19/2007	5/16/2008	6/5/2009	6/13/2010
Timothy P. Smucker	30,000	—	—	—	—
Richard K. Smucker	30,000	—	61,910	—	—
Mark R. Belgya	3,500	—	—	3,970	4,940
Vincent C. Byrd	8,000	—	—	7,115	8,650
Robert E. Ellis	6,000	—	—	—	—
John D. Milliken	6,000	—	—	—	—
Richard F. Troyak	6,000	10,925	—	—	—

Restricted shares generally vest four years from the date of grant or upon the attainment of age 60 and 10 years of service with the Company, whichever is earlier. The attainment of age 60 and 10 years of service with the Company vesting provision does not apply to the grant of restricted shares made in June 2003, which vests in June 2007. Due to their age and years of service with the Company, 10,925 of Richard F. Troyak's and 61,910 of Richard K. Smucker's outstanding restricted shares will vest in July 2007 and May 2008, respectively.

(3) The market value of restricted shares was computed using $55.82, the closing share price of Smucker stock on April 30, 2007.

(4) This number reflects the performance shares outstanding at year end. Each performance share is equal to one common share. The actual performance shares earned, based upon achievement of fiscal year 2007 performance goals, were converted to restricted shares in June 2007. Timothy P. Smucker's restricted shares vested immediately upon date of grant due to his age and years of service with the Company. In accordance with published SEC guidance, because the Company exceeded fiscal year 2006 target goals, the amounts reported in column (i) represent the maximum number of performance shares that can be earned for fiscal year 2007.

(5) This number reflects the performance units outstanding at year end. Each performance unit has a value of $1.00. The actual dollars earned, based upon achievement of fiscal year 2007 performance goals, were converted to restricted shares in June 2007. Timothy P. Smucker's restricted shares vested immediately upon date of grant due to his age and years of service with the Company. In accordance with published SEC guidance, because the Company exceeded fiscal year 2006 target goals, the amounts reported in column (i) represent the maximum number of performance units that can be earned for fiscal year 2007.

(6) This number is denominated in dollars and represents a conditional right to receive a percentage of the NEO's May 1, 2007 salary paid out in the form of restricted shares, based upon achievement of 2007 performance goals. The actual dollars earned were converted into restricted shares in June 2007. In accordance with published SEC guidance, because the Company exceeded fiscal year 2006 target goals, the amounts reported in column (i) represent the maximum dollars that can be earned for fiscal year 2007, which will be converted to restricted shares.

(7) The NEO must be employed by the Company at the time the Compensation Committee meets subsequent to year end in order to be eligible to receive the earned awards.

(8) The market value of performance shares was computed using $55.82, the closing price of Smucker shares on April 30, 2007. The market value for performance units is equal to $1.00 per performance unit.

2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
(a) Name	(b) Number of Shares Acquired on Exercise (#)	(c) Value Realized on Exercise ($)(1)	(d) Number of Shares Acquired on Vesting (#)	(e) Value Realized on Vesting ($)(4)
Timothy P. Smucker	25,516	499,812	31,655(2)	1,270,948
Richard K. Smucker	25,516	499,812	—	—
Mark R. Belgya	3,780	82,548	—	—
Vincent C. Byrd	7,560	145,176	—	—
Robert E. Ellis	35,000	498,043	9,765(3)	542,543
John D. Milliken	43,265	856,012	5,970(2)	239,696
Richard F. Troyak	39,724	594,136	—	—

(1) The market price used in determining the value realized was calculated using the average of the high and low share price on the NYSE on the date of exercise.

(2) Represents shares of restricted stock which vested immediately upon date of grant in June 2006, due to the participant being 60 years of age and having 10 years of service with the Company.

(3) Represents shares of restricted stock which vested in April 2007 due to Robert E. Ellis attaining 60 years of age with 10 years of service with the Company.

(4) Value was determined using the closing share price on the NYSE on the date of vesting.

PENSION BENEFITS

The Company maintains two defined benefit plans that cover the NEOs. One is the Qualified Plan, which provides funded, tax-qualified benefits up to the limits on compensation and benefits under the IRC to all salaried Smucker employees. The second is the SERP which provides unfunded, non-qualified benefits to certain executive officers. All of the NEOs included in the 2007 Pension Benefits table participate in both of these plans.

Qualified Plan

The benefit provided under the Qualified Plan is only payable as an annuity beginning at normal retirement age which is 65. The Qualified Plan benefit expressed as an annual single life annuity is 1% times final average earnings times years of service.

In addition, NEOs who prior to 1991 participated in the old employee contributory portion of the Qualified Plan may also have a frozen contributory benefit based on their participant contributions made prior to April 30, 1991. Those frozen benefits, included as part of the total Qualified Plan benefit, are as follows: $56,600 for Timothy P. Smucker, $48,100 for Richard K. Smucker, $1,400 for Mark R. Belgya, $7,900 for Vincent C. Byrd, $9,300 for Robert E. Ellis and $23,300 for John D. Milliken. Richard F. Troyak did not contribute to the plan prior to 1991.

Early retirements under the Qualified Plan are subject to the following rules:

- If the participant terminates employment prior to normal retirement age (age 65) without completing five years of service, no benefit is payable from the Qualified Plan.
- If the participant terminates employment after completing five years of service but prior to attaining age 65, the Qualified Plan benefit is calculated based on final average earnings and service at the time the NEO leaves employment.
- Annuity payments from the Qualified Plan cannot be made prior to the NEO reaching age 55 and require 10 years of service rather than the five years required for vesting.
- Early payments are reduced 4% per year that the benefits start before age 65.
- If the participant has more than 30 years of service at the time he terminates employment, early payments are reduced 4% per year from age 62.

As of April 30, 2007, Timothy P. Smucker, Richard K. Smucker, Vincent C. Byrd, and John D. Milliken had already completed 30 years of service with the Company.

Final average earnings are equal to average base salary over the five consecutive years of employment which produces the highest average.

SERP

The benefit provided under the SERP is payable as an annuity beginning at normal retirement which is age 65. The SERP benefit expressed as an annual single life annuity is equal to (A) 2.5% times final average earnings times years of service up to 20 years plus (B) 1.0% times final average earnings times years of service from 20 to 25 years, minus (C) the basic benefit provided under the Qualified Plan, minus (D) the Company paid portion of the contributory benefit in the Qualified Plan that was frozen April 30, 1991 and minus (E) an estimate of the Social Security Benefit that would be payable at the later of age 62 or actual retirement.

Early retirements under the SERP are subject to the following rules:

- If the participant terminates employment before normal retirement age (age 65) without completing 10 years of service, no SERP benefit is payable.

- If the participant terminates employment after completing 10 years of service but before age 65, the gross SERP benefit ((A) plus (B) in the prior paragraph) is calculated based on final average earnings and service at the time the NEO leaves employment.
- The gross SERP benefit will be reduced by 4% per year that the benefit commences prior to age 62 and then offset by the Qualified Plan benefit, frozen contributory benefit and estimate of Social Security.

Final average earnings are equal to average compensation (base salary plus MIP bonus plus holiday bonus) over the five consecutive years of employment which produces the highest average.

Determination of Value

The amounts shown are based on the value at age 62, which is the earliest age at which an unreduced retirement benefit is payable under both plans. Other key assumptions used to determine the amounts are as follows:

- An interest rate of 6.0%, the Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions* ("SFAS 87") discount rate as of April 30, 2007. The discount rate as of April 30, 2006 is 6.3%.
- 1994 Group Annuity Mortality Table (projected 8 years to 2002) to estimate the value of annuity benefits payable and the unisex mortality table specified in Revenue Ruling 2001-62 to determine lump sums.
- All benefits under the Qualified Plan are assumed to be paid as annuities. The value of benefits under the SERP have been determined assuming 50% of the benefit is received as an annuity and the remaining 50% is received as a lump sum.

The years of credited service for all of the NEOs are based only on their years of service while an employee of the Company. No additional years of credited service have been granted.

The Pension Benefits table below shows the NEOs number of years of credited service, present value of accumulated benefit and payments during the last fiscal year under each of the plans.

2007 Pension Benefits

(a) Name	(b) Plan Name	(c) Number of Years Credited Service (#)	(d) Present Value of Accumulated Benefit ($)	(e) Payments During Last Fiscal Year ($)
Timothy P. Smucker	Qualified Plan	37.8	1,474,584	—
	SERP	37.8	7,063,042	—
	Total		8,537,626	—
Richard K. Smucker	Qualified Plan	34.6	1,120,245	—
	SERP	34.6	6,204,547	—
	Total		7,324,792	—
Mark R. Belgya	Qualified Plan	22.1	192,904	—
	SERP	22.1	488,278	—
	Total		681,182	—
Vincent C. Byrd	Qualified Plan	30.3	445,921	—
	SERP	30.3	1,341,553	—
	Total		1,787,474	—
Robert E. Ellis	Qualified Plan	28.5	672,085	—
	SERP	28.5	1,240,020	—
	Total		1,912,105	—
John D. Milliken	Qualified Plan	33.7	1,027,356	—
	SERP	33.7	1,473,107	—
	Total		2,500,463	—
Richard F. Troyak	Qualified Plan	28.8	582,913	—
	SERP	28.8	1,476,839	—
	Total		2,059,752	—

2007 NONQUALIFIED DEFERRED COMPENSATION

(a) Name	(b) Executive Contributions in Last FY ($)(1)	(c) Registrant Contributions in Last FY ($)	(d) Aggregate Earnings in Last FY ($)(2)	(e) Aggregate Withdrawals/ Distributions ($)	(f) Aggregate Balance at Last FYE ($)(3)
Timothy P. Smucker	210,000	—	131,057	—	1,007,146
Richard K. Smucker	210,000	—	131,032	—	1,007,121
Mark R. Belgya	—	—	—	—	—
Vincent C. Byrd	—	—	3,254	—	30,481
Robert E. Ellis	—	—	—	—	—
John D. Milliken	—	—	—	—	—
Richard F. Troyak	—	—	—	—	—

(1) Amounts shown in column (b) were deferrals of awards made under the MIP in June 2006 related to fiscal year 2006. As such, the related compensation was included in the 2006 Summary Compensation Table, rather than the 2007 Summary Compensation Table.

(2) No portion of the amounts shown in column (d) are reported in the 2007 Summary Compensation Table as no earnings are considered to be above market.

(3) Column (f) includes amounts reported as compensation in the Summary Compensation Table in previous fiscal years. These amounts are as follows: Timothy P. Smucker, $512,750; Richard K. Smucker, $512,720; and Vincent C. Byrd, $23,000.

Executive officers may elect to defer up to 50% of salary and up to 100% of the MIP award in the Deferred Compensation Plan. The amounts deferred are credited to notional accounts selected by the executive that mirror the investment alternatives available in the 401(k) Plan.

This plan is a non-qualified deferred compensation plan and, as such, is subject to the rules of IRC Section 409A, which restrict the timing of distributions. At the time a deferral election is made, participants elect to receive payout of the deferred amounts upon termination of employment in the form of a lump sum or in 2 to 10 equal annual installments.

POTENTIAL PAYMENT TO EXECUTIVE OFFICERS UPON TERMINATION

Consulting Agreements with Timothy P. Smucker and Richard K. Smucker

Timothy P. Smucker and Richard K. Smucker have entered into Consulting Agreements with the Company. The agreements provide for each of Timothy P. Smucker and Richard K. Smucker that for three years from the date of his respective termination of employment or for three years after the end of the public representation period, whichever is later, he will not enter into any relationship that might be to Smucker's competitive disadvantage.

During the three-year public representation period, the former executive will receive annual compensation in an amount equal to his base salary in effect as of the time his active employment with Smucker ended, plus benefits and perquisites, including without limitation, medical insurance and life insurance, but excluding stock options, restricted shares or other equity-based benefits.

However, upon termination of employment, all restricted shares (for which restrictions have not otherwise lapsed) will continue to vest during the public representation period based on the existing vesting schedule. The former executive will also receive, each year during that period, an amount equal to 50% of his target award applicable under the short-term MIP at the date of his termination.

The agreements also provide to each of Timothy P. Smucker and Richard K. Smucker certain severance benefits upon termination of employment.

Specifically, in the event of the death or disability of either individual, he (or his estate) will be entitled to receive for three years after the event, annual compensation equal to the base salary he was receiving at the time the event occurred, plus the benefits described above. He (or his estate) also will receive an amount equal to 50% of his target bonus awards in effect at the time of the event. Also, any unvested options and restricted shares will vest immediately. At the end of the three-year period following the death or disability, he (or his spouse) will be eligible for retirement benefits under the SERP without application of early retirement reduction factors.

If either Timothy P. Smucker or Richard K. Smucker voluntarily terminates employment and commences receiving his monthly retirement benefits under the SERP, he will receive any accrued but unpaid salary as of the date of such retirement and will be reimbursed for any expenses incurred but not yet paid. In addition, he will be entitled to any options, restricted shares or other plan benefits which by their terms extend beyond termination of employment.

In the event that either Timothy P. Smucker or Richard K. Smucker is terminated by Smucker without cause or if he resigns for good reason (as specifically defined in the agreements), he will receive the same benefits as in the case of death or disability as described above.

If Smucker terminates either Timothy P. Smucker or Richard K. Smucker for cause, however, he will receive only that base salary to which he is otherwise entitled as of the date of termination.

Consulting Agreements with Other Executive Officers

Additionally, John D. Milliken has entered into a Consulting Agreement with the Company for a period of one year following his retirement in June 2007. Richard F. Troyak will also enter into a Consulting Agreement with the Company for a period of one year following his retirement in late July 2007.

These consulting agreements provide for a one-time payment of $100,000 upon retirement from the Company.

Broad-based Severance Plan

All other salaried employees of the Company are eligible for a broad-based severance plan. If an employee is terminated without cause, he or she will be eligible for a severance benefit of up to one year of base salary based on certain age and service requirements.

Long-Term Disability

In the event of a qualified long-term disability, participants continue to earn pension benefit service up to the earlier of age 65 or the end of the disability period. Also, 60% of base salary is continued, up to $7,500 per month, until the earlier of age 65 or the end of the disability period.

Termination Payments

The Severance values in the following tables represent the payments to executive officers based on certain possible termination events. For the Co-CEOs, these payments are defined by their Consulting Agreements. For the other executive officers, these payments are based on the broad-based severance plan that covers substantially all salaried employees of the Company.

The Medical, Life Insurance and Perks row in the following tables represents the three years of payments due to the Co-CEOs under the terms of their Consulting Agreements.

The Interrupted MIP Bonus Award row in the following tables represents the payment to each executive officer who is eligible to receive an award under the short-term MIP based on actual Company performance if he is actively employed on the last day of the fiscal year.

The Value of Restricted Shares row in the following tables reflects the immediate vesting of outstanding equity awards based on the type of termination that has occurred.

The Company does not have golden parachute agreements or change in control agreements with any employee. Should there be a change in control of the Company, all outstanding equity awards (other than performance shares and units for the Co-CEOs described above) will immediately vest based on the terms of the existing equity plans.

The Value of Restricted Shares row in the following tables are also the values associated with the vesting of outstanding equity awards due to a change in control.

No restricted shares are awarded if an employee is not actively employed with the Company on the date of the grant. The Restricted Stock Award for 2007 that would have been forfeited based on the assumed April 30, 2007 termination date is not reflected in the termination scenario tables.

The Retiree Healthcare Benefit values in the following tables are shown only for those executive officers who are eligible for retirement as of the end of the fiscal year. These values represent the subsidy paid by the Company to retiring executives to assist with the cost of retiree medical coverage.

Termination Analysis Tables

The following tables illustrate the estimated potential payment obligations under various termination events. The tables assume termination of employment occurs on the last day of the fiscal year. A closing stock price of $55.82, as of the last day of the fiscal year (April 30, 2007), is assumed for all equity values.

Termination Analysis for Timothy P. Smucker

	Termination Scenario for Fiscal Year Ending April 30, 2007			
Compensation Components	**Retirement ($)(1)**	**Termination with Agreement to Publicly Represent the Company ($)(2)**	**Death ($)**	**Involuntary for Cause ($)**
Severance(3)	—	3,066,000	3,066,000	—
Medical, Life Insurance & Perks(4)	—	290,361	280,029	—
Interrupted MIP Bonus Award	840,000	840,000	840,000	840,000
Value of Restricted Shares	—	1,674,600	1,674,600	—
Retirement Benefits(5)	8,685,591	7,131,012	3,637,111	8,685,591
Retiree Healthcare Benefits(6)	54,888	54,888	27,444	—
Total Benefits to Employee	**9,580,479**	**13,056,861**	**9,525,184**	**9,525,591**

(1) Assumes the employee terminates or retires and elects not to continue to publicly represent the Company during a "Service Period," or the employee elects to immediately begin receiving his monthly SERP benefit. Change in Control would automatically vest all unvested equity awards. Retirement would not automatically vest unvested equity awards. As of June 8, 2007, the 2003 grant of restricted shares became 100% vested.

(2) This column represents all forms of termination that would cause compensation to be paid during a "Service Period." These termination types include: any termination of employment with agreement to publicly represent the Company, Disability, Termination by the Company without Cause, Termination by the Employee for Good Reason. Retirement benefits in this column assume payments begin at the end of the three-year "Service Period."

(3) Equals base pay, plus one-half of target MIP bonus. Where such annual amount would be paid for three years following employment termination, the amount shown represents the annual amount times three.

(4) Medical, Life Insurance & Perks represent the continuation of benefits for three years during a "Service Period." The medical benefits are the value of continuation of active coverage in those plans. The life insurance and perks are assumed to be the value of all other compensation from the 2007 Summary Compensation Table for three years.

(5) Retirement Benefits represent the total value of such benefits assuming the termination event occurs on April 30, 2007. Such amounts may differ from the comparable value shown on the Pension Benefits table since these benefits are assumed to be payable immediately and the Pension Benefits table assumes payments are deferred to the earliest unreduced retirement age. Death benefits assume that the surviving spouse receives half of the 50% joint and survivor benefit.

(6) Includes the value of the employer-provided subsidy for post-retirement medical benefits.

Termination Analysis for Richard K. Smucker

Compensation Components	Retirement ($)(1)	Termination with Agreement to Publicly Represent the Company ($)(2)	Death ($)	Involuntary for Cause ($)
	Termination Scenario for Fiscal Year Ending April 30, 2007			
Severance(3)	—	3,066,000	3,109,800	—
Medical, Life Insurance & Perks(4)	—	378,171	367,839	—
Interrupted MIP Bonus Award	840,000	840,000	840,000	840,000
Value of Restricted Shares	—	5,130,416	5,130,416	—
Retirement Benefits(5)	8,256,732	7,687,553	3,905,370	8,256,732
Retiree Healthcare Benefits(6)	82,839	82,839	41,420	—
Total Benefits to Employee	**9,179,571**	**17,184,979**	**13,394,845**	**9,096,732**

(1) Assumes the employee terminates or retires and elects not to continue to publicly represent the Company during a "Service Period," or the employee elects to immediately begin receiving his monthly SERP benefit. Change in Control would automatically vest all unvested equity awards. Retirement would not automatically vest unvested equity awards. As of June 8, 2007, the 2003 grant of restricted shares became 100% vested.

(2) This column represents all forms of termination that would cause compensation to be paid during a "Service Period." These termination types include: any termination of employment with agreement to publicly represent the Company, Disability, Termination by the Company without Cause, Termination by the Employee for Good Reason. Retirement benefits in this column assume payments begin at the end of the three-year "Service Period."

(3) Equals base pay, plus one-half of target MIP bonus. Where such annual amount would be paid for three years following employment termination, the amount shown represents the annual amount times three.

(4) Medical, Life Insurance & Perks represent the continuation of benefits for three years during a "Service Period." The medical benefits are the value of continuation of active coverage in those plans. The life insurance and perks are assumed to be the value of all other compensation from the 2007 Summary Compensation Table for three years.

(5) Retirement Benefits represent the total value of such benefits assuming the termination event occurs on April 30, 2007. Such amounts may differ from the comparable value shown on the Pension Benefits table since these benefits are assumed to be payable immediately and the Pension Benefits table assumes payments are deferred to the earliest unreduced retirement age. Death benefits assume that the surviving spouse receives half of the 50% joint and survivor benefit.

(6) Includes the value of the employer-provided subsidy for post-retirement medical benefits.

Termination Analysis for Mark R. Belgya

Compensation Components	Termination Scenario for Fiscal Year Ending April 30, 2007			
	Voluntary ($)(1)	Death ($)	Involuntary for Cause ($)	Involuntary w/o Cause ($)
Severance(2)	—	—	—	240,276
Interrupted MIP Bonus Award	160,000	160,000	160,000	160,000
Value of Restricted Shares	—	692,726	—	—
Retirement Benefits(3)	813,610	413,914	813,610	813,610
Retiree Healthcare Benefits	—	—	—	—
Total Benefits to Employee	**973,610**	**1,266,640**	**973,610**	**1,213,886**

(1) Executive is not currently eligible for retirement.

(2) Equals up to a maximum of 52 weeks of pay based on the provisions of the severance plan.

(3) Retirement Benefits represent the total value of such benefits assuming the termination event occurs on April 30, 2007. Such amounts may differ from the comparable value shown on the Pension Benefits table. Death benefits assume that the surviving spouse receives half of the 50% joint and survivor benefit.

Termination Analysis for Vincent C. Byrd

Compensation Components	Termination Scenario for Fiscal Year Ending April 30, 2007			
	Voluntary ($)(1)	Death ($)	Involuntary for Cause ($)	Involuntary w/o Cause ($)
Severance(2)	—	—	—	365,000
Interrupted MIP Bonus Award	260,000	260,000	260,000	260,000
Value of Restricted Shares	—	1,326,562	—	—
Retirement Benefits(3)	2,161,953	1,099,142	2,161,953	2,161,953
Retiree Healthcare Benefits	—	—	—	—
Total Benefits to Employee	**2,421,953**	**2,685,704**	**2,421,953**	**2,786,953**

(1) Executive is not currently eligible for retirement.

(2) Equals up to a maximum of 52 weeks of pay based on the provisions of the severance plan.

(3) Retirement Benefits represent the total value of such benefits assuming the termination event occurs on April 30, 2007. Such amounts may differ from the comparable value shown on the Pension Benefits table. Death benefits assume that the surviving spouse receives half of the 50% joint and survivor benefit.

TOTAL SHAREHOLDER RETURN GRAPH

In the Compensation Discussion and Analysis portion of this proxy describing the MIP short-term incentive compensation program, we noted that from 1998 through 2007, the Company achieved an annual compounded growth rate in earnings per share in excess of 10%.

Set forth in the table below is a graph comparing the cumulative total shareholder return for the five years ended April 30, 2007 for the Company's common shares, the S&P 500, and the S&P Packaged Foods and Meats index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company's common shares and the referenced index funds on April 30, 2002.

Comparison of Five-Year Cumulative Total Shareholder Return Among The J. M. Smucker Company, The S&P 500 Index, and The S&P Packaged Foods & Meats Index



	April 30,					
	2002	2003	2004	2005	2006	2007
The J. M. Smucker Company	100.00	100.93	148.75	144.14	116.74	170.14
S&P 500	100.00	86.69	106.52	113.28	130.74	150.66
S&P Packaged Foods & Meats	100.00	91.69	118.48	126.79	122.69	146.57

Copyright © 2007, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Executive Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended April 30, 2007.

EXECUTIVE COMPENSATION COMMITTEE

Elizabeth Valk Long, Chair
Kathryn W. Dindo
Paul J. Dolan

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the following Directors served as a member of the Company's Compensation Committee during fiscal year 2007: Kathryn W. Dindo, Paul J. Dolan, Elizabeth Valk Long, and Charles S. Mechem, Jr., who retired from the Board at the August 2006 Annual Meeting of Shareholders. During fiscal year 2007, no Smucker executive officer or Director was a member of the Board of Directors of any other company where the relationship would be construed to constitute a committee interlock within the meaning of the rules of the SEC.

Dan Mechem, son of Charles S. Mechem, Jr., is vice president and general manager of Nielsen BuzzMetrics, formerly known as Intelliseek prior to being acquired by Nielsen/VNU. BuzzMetrics provides the Company with various Internet monitoring and reporting services. The Company incurred approximately $323,000 in fees related to BuzzMetrics in fiscal year 2007.

RELATED PARTY TRANSACTIONS

The Board of Directors has long recognized that transactions with Related Persons (as defined below) present a potential for conflict of interest (or the perception of a conflict) and, together with the Company's senior management, the Board has enforced the conflict of interest provisions set forth in the Company's Policy on Ethics and Conduct. All employees and members of the Board of Directors of the Company sign and agree to be bound by the Company's Policy on Ethics and Conduct. Ethics has been, and will continue to be, a Basic Belief of the Company.

In order to formalize the process by which the Company reviews any transaction with a related person, the Board of Directors, at its April 2007 meeting, adopted a policy addressing the Company's procedures with respect to the review, approval, and ratification of "related person transactions" that are required to be disclosed pursuant to Item 404 (a) of Regulation S-K. Under the policy, the Company's General Counsel initially determines if a transaction or relationship constitutes a transaction that requires compliance with the policy. The policy provides that any transaction, arrangement or relationship, or series of similar transactions, with any Director, executive officer, 5% beneficial owner, or any of the immediate family members (collectively, "related persons") in which the Company has or will have a direct or indirect material interest and which exceeds $120,000 in the aggregate shall be subject to review, approval or ratification by the Nominating and Corporate Governance Committee. In its review of related person transactions, the Nominating and Corporate Governance Committee shall review the material facts and circumstances of the transaction.

Mark T. Smucker, Vice President, International, for Smucker, is the son of the Company's Chairman and Co-Chief Executive Officer, Timothy P. Smucker, and nephew of the Company's President and Co-Chief Executive Officer, Richard K. Smucker. He received approximately $427,000 in compensation in fiscal year 2007, including salary, MIP bonus earned in fiscal year 2007 and paid subsequent to year end, financial and tax planning services, $62,100 in taxable income on stock options exercised, and other W-2 reportable items. Mr. Smucker also received $83,000 in taxable income related to housing and other living expenses and use of

a Company car. His compensation does not reflect the Company's tax equalization policy for employees on foreign assignment. Mr. Smucker was also granted 3,265 restricted stock units in June 2007 based on the performance of the Company for fiscal year ended April 30, 2007. The 2007 deferred shares were granted pursuant to the 2006 Plan.

Paul Smucker Wagstaff, Vice President, Foodservice and Beverage Markets of Smucker, is the nephew of the Company's Chairman and Co-Chief Executive Officer, Timothy P. Smucker, and the Company's President and Co-Chief Executive Officer, Richard K. Smucker. He earned approximately $412,000 in compensation in fiscal year 2007, including salary, MIP bonus earned in fiscal year 2007 and paid subsequent to year end, financial and tax planning services, $26,600 in taxable income on stock options exercised, and other W-2 reportable items. He was also granted 3,265 restricted shares in June 2007 based on the performance of the Company for fiscal year ended April 30, 2007. The restricted shares were granted pursuant to the 2006 Plan.

Zachary Easton, founder of Coronado Capital Management, managed approximately $12 million of Smucker's pension assets and received approximately $110,000 in fees from the Company for fiscal year 2007. Kent Wadsworth, Marketing Manager for Smucker, earned approximately $216,000 in compensation in fiscal year 2007, including salary, MIP bonus earned in fiscal year 2007 and paid subsequent to year end, $87,500 in taxable income on stock options exercised, and other W-2 reportable items. He was also granted 350 restricted shares in June 2007 based on the performance of the Company for fiscal year ended April 30, 2007. The restricted shares were granted pursuant to the 2006 Plan. Both Mr. Easton and Mr. Wadsworth are brothers-in-law of, Paul Smucker Wagstaff, Vice President, Foodservice and Beverage Markets of Smucker.

Ronald H. Neill, husband of M. Ann Harlan, the Company's Vice President, General Counsel and Secretary, is a partner in Calfee, Halter, & Griswold, LLP. The law firm, from time to time, provides legal services for the Company. Calfee, Halter, & Griswold, LLP received approximately $636,000 in fees earned during fiscal year 2007. Mr. Neill does not perform any legal services for the Company.

Paul J. Dolan, a member of the Company's Board, is president of the Cleveland Indians, the major league baseball team operating in Cleveland, Ohio. Mr. Dolan's family also owns the Cleveland Indians organization. The Company incurred approximately $247,000 in advertising and promotional activities related to its sponsorship with the Cleveland Indians' organization, along with purchases of season tickets in fiscal year 2007.

Kathryn W. Dindo, a member of the Company's Board, is vice president and chief risk officer of FirstEnergy Corp., a utility holding company. The Company paid $1,733,000 to Toledo Edison and Ohio Edison, affiliates of FirstEnergy Corp., for purchases of utility services and electricity in fiscal year 2007.

Related party transactions regarding members of the Compensation Committee of the Company have been disclosed under the "Compensation Committee Interlocks and Insider Participation" section of the proxy statement.

OWNERSHIP OF COMMON SHARES

Beneficial Ownership of Smucker Common Shares

The following table sets forth, as of June 18, 2007 (unless otherwise noted), the beneficial ownership of the Company's common shares by:

- each person or group known to Smucker to be the beneficial owner of more than 5% of the outstanding common shares of the Company;
- each Director, each nominee for Director and each NEO of Smucker; and
- all Directors and executive officers of Smucker as a group.

Unless otherwise noted, the shareholders listed in the table below have sole voting and investment powers with respect to the common shares beneficially owned by them. The address of each Director, nominee for Director and executive officer is Strawberry Lane, Orrville, Ohio 44667. As of June 18, 2007, there were 56,923,611 common shares outstanding.

Name	Number of Common Shares Beneficially Owned(1)(2)(3)(4)	Percent of Outstanding Common Shares
Ariel Capital Management, LLC(5)	5,659,033	9.94%
Barclays Global Investors NA(6)	3,447,114	6.06%
Timothy P. Smucker	2,068,352	3.61%
Richard K. Smucker	2,598,354	4.54%
Mark R. Belgya	64,056	0.11%
Vincent C. Byrd	173,599	0.30%
R. Douglas Cowan	14,198	*
Kathryn W. Dindo	24,074	*
Paul J. Dolan	2,922	*
Robert E. Ellis	50,879	*
Nancy Lopez Knight	1,267	*
Elizabeth Valk Long	29,045	*
John D. Milliken	76,449	0.13%
Gary A. Oatey	17,654	*
William H. Steinbrink	33,979	*
Richard F. Troyak	52,644	*
28 Directors and executive officers as a group(7)	4,750,665	8.16%

* Less than 0.1%.

(1) In accordance with SEC rules, each beneficial owner's holdings have been calculated assuming full exercise of outstanding stock options covering common shares, if any, exercisable by such owner within 60 days after June 18, 2007. The common share numbers include such options as follows: Timothy P. Smucker, 342,861; Richard K. Smucker, 347,994; Mark R. Belgya, 40,560; Vincent C. Byrd, 112,802; Robert E. Ellis, 17,000; John D. Milliken, 43,700; Richard F. Troyak, 17,000; and all Directors and executive officers as a group, 1,315,779.

(2) Includes restricted shares as follows: Timothy P. Smucker, zero; Richard K. Smucker, 95,630; Mark R. Belgya, 13,040; Vincent C. Byrd, 23,005; Robert E. Ellis, zero; John D. Milliken, zero; Richard F. Troyak, 15,730; and all executive officers as a group, 274,640.

(3) Beneficial ownership of the following shares included in the table is disclaimed by Timothy P. Smucker: 477,798 common shares held by trusts for the benefit of family members of which Timothy P. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common

Company with an opportunity to defer receipt of any portion of the cash compensation he or she receives for his or her service as a Director. The weighted-average exercise price of outstanding options, warrants and rights in column (b) does not take these deferred stock units into account.

(5) Upon approval of the 2006 Plan by shareholders in August 2006, no further awards could be made under the 1987 Stock Option Plan, the 1998 Plan, the Nonemployee Director Stock Plan, the Nonemployee Director Stock Option Plan, and the 1997 Plan, except that the provisions relating to the deferral of director retainers and fees under the Nonemployee Director Stock Plan continued to apply to services rendered through December 31, 2006 and dividends paid on those plan balances. As of April 30, 2007, 183,965 shares are available under the Nonemployee Director Stock Plan. Awards of performance shares and performance units granted under the 1998 Plan and outstanding on the effective date of the 2006 Plan were converted to restricted shares under the 1998 Plan in June 2007 once such performance shares and performance units were earned.

(6) There is no established pool of authorized shares under the Nonemployee Director Deferred Compensation Plan.

Not included in the equity compensation plan table above are an additional 46,819 options at a weighted-average exercise price of $46.46, which Smucker assumed as a result of the June 18, 2004 acquisition of International Multifoods Corporation. Of this, 44,099 options are outstanding under the Amended and Restated 1989 Stock-Based Incentive Plan. Although this plan has been terminated and no additional awards may be granted under it, outstanding awards under the plan continue to be exercisable. Additionally, there are 2,720 options outstanding as the result of a 1998 consulting agreement between Multifoods and a former consultant/employee, at a weighted-average exercise price of $54.11.

ANNUAL REPORT

The Company's annual report for the fiscal year ended April 30, 2007 was mailed to each shareholder on or about July 9, 2007.

2008 SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for next year's annual meeting of shareholders is March 11, 2008.

According to the Company's regulations, the deadline for shareholders to notify Smucker of business to be brought before next year's annual meeting of shareholders is 60 calendar days before the first anniversary of the date on which this proxy statement is first mailed by the Company. After that date, which is expected to be May 12, 2008, the notice would be considered untimely. If, however, public announcement of the date of next year's annual meeting of shareholders is not made at least 75 days before the date of that annual meeting, the deadline for shareholders to notify the Company will then be the close of business on the tenth calendar day following the date on which public announcement of next year's annual meeting date is first made.

OTHER MATTERS

The Company does not know of any matters to be brought before the meeting except as indicated in this notice. However, if any other matters properly come before the meeting for action, it is intended that the person authorized under solicited proxies may vote or act thereon in accordance with his or her own judgment.

OWNERSHIP OF COMMON SHARES

Beneficial Ownership of Smucker Common Shares

The following table sets forth, as of June 18, 2007 (unless otherwise noted), the beneficial ownership of the Company's common shares by:

- each person or group known to Smucker to be the beneficial owner of more than 5% of the outstanding common shares of the Company;
- each Director, each nominee for Director and each NEO of Smucker; and
- all Directors and executive officers of Smucker as a group.

Unless otherwise noted, the shareholders listed in the table below have sole voting and investment powers with respect to the common shares beneficially owned by them. The address of each Director, nominee for Director and executive officer is Strawberry Lane, Orrville, Ohio 44667. As of June 18, 2007, there were 56,923,611 common shares outstanding.

Name	Number of Common Shares Beneficially Owned(1)(2)(3)(4)	Percent of Outstanding Common Shares
Ariel Capital Management, LLC(5)	5,659,033	9.94%
Barclays Global Investors NA(6)	3,447,114	6.06%
Timothy P. Smucker	2,068,352	3.61%
Richard K. Smucker	2,598,354	4.54%
Mark R. Belgya	64,056	0.11%
Vincent C. Byrd	173,599	0.30%
R. Douglas Cowan	14,198	*
Kathryn W. Dindo	24,074	*
Paul J. Dolan	2,922	*
Robert E. Ellis	50,879	*
Nancy Lopez Knight	1,267	*
Elizabeth Valk Long	29,045	*
John D. Milliken	76,449	0.13%
Gary A. Oatey	17,654	*
William H. Steinbrink	33,979	*
Richard F. Troyak	52,644	*
28 Directors and executive officers as a group(7)	4,750,665	8.16%

* Less than 0.1%.

(1) In accordance with SEC rules, each beneficial owner's holdings have been calculated assuming full exercise of outstanding stock options covering common shares, if any, exercisable by such owner within 60 days after June 18, 2007. The common share numbers include such options as follows: Timothy P. Smucker, 342,861; Richard K. Smucker, 347,994; Mark R. Belgya, 40,560; Vincent C. Byrd, 112,802; Robert E. Ellis, 17,000; John D. Milliken, 43,700; Richard F. Troyak, 17,000; and all Directors and executive officers as a group, 1,315,779.

(2) Includes restricted shares as follows: Timothy P. Smucker, zero; Richard K. Smucker, 95,630; Mark R. Belgya, 13,040; Vincent C. Byrd, 23,005; Robert E. Ellis, zero; John D. Milliken, zero; Richard F. Troyak, 15,730; and all executive officers as a group, 274,640.

(3) Beneficial ownership of the following shares included in the table is disclaimed by Timothy P. Smucker: 477,798 common shares held by trusts for the benefit of family members of which Timothy P. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common

shares owned by the Willard E. Smucker Foundation of which Timothy P. Smucker is a trustee with shared investment power; and 134,390 common shares with respect to which Timothy P. Smucker disclaims voting or investment power.

Beneficial ownership of the following shares included in the table is disclaimed by Richard K. Smucker: 1,433,392 common shares held by trusts for the benefit of family members (including Timothy P. Smucker) of which Richard K. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Richard K. Smucker is a trustee with shared investment power; and 90,417 common shares with respect to which Richard K. Smucker disclaims voting or investment power.

The number of common shares beneficially owned by all Directors and executive officers as a group has been computed to eliminate duplication of beneficial ownership.

(4) Includes shares held for the benefit of the individual named under the terms of Smucker's Nonemployee Director Stock Plan, the Nonemployee Director Deferred Compensation Plan, and the 2006 Plan as follows: R. Douglas Cowan, 5,197; Kathryn W. Dindo, 15,109; Paul J. Dolan, 2,922; Nancy Lopez Knight, 1,268; Elizabeth Valk Long, 17,600; Gary A. Oatey, 7,154; and William H. Steinbrink, 21,254. The shares indicated are held in trust for the Directors named and are voted pursuant to their direction.

(5) According to a Schedule 13G/A of Ariel Capital Management, LLC, 200 E. Randolph Drive, Chicago, IL 60601, filed on February 14, 2007, Ariel is a U.S. limited liability company organized under the laws of the State of Delaware. As of December 31, 2006, Ariel had sole voting power of 4,634,835 common shares and sole dispositive power of 5,658,274 common shares.

(6) According to a Schedule 13G of Barclays Global Investors NA, 45 Fremont St., San Francisco, CA 94105, filed on January 23, 2007, Barclays is a U.S. company organized under the laws of the State of California. As of December 31, 2006, Barclays and certain related parties described in the filing had sole voting power of 2,816,082 common shares, sole dispositive power of 3,360,878 common shares and shared dispositive power of 86,236 shares.

(7) Because under the Company's Amended and Restated Articles of Incorporation shareholders may be entitled on certain matters to cast 10 votes per share with regard to certain common shares and only one vote per share with regard to others, there may not be a correlation between the percent of outstanding common shares owned and the voting power represented by those shares. The total voting power of all the common shares can be determined only at the time of a shareholder meeting due to the need to obtain certifications as to beneficial ownership on common shares not held as of record in the name of individuals. There are no proposals on this year's ballot for which the ten-vote provisions apply.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the U.S. securities laws, Smucker's Directors and executive officers are required to report their initial ownership of common shares and any subsequent changes in that ownership to the SEC and the NYSE. Due dates for the reports are specified by those laws, and Smucker is required to disclose in this document any failure in the past year to file by the required dates. Based solely on written representations of the Company's Directors and executive officers and on copies of the reports that they have filed with the SEC, the Company's belief is that all of the Company's Directors and executive officers complied with all filing requirements applicable to them with respect to transactions in the Company's equity securities during fiscal year 2007.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth certain information with respect to the following equity compensation plans of Smucker as of April 30, 2007: the 1987 Stock Option Plan, the 1998 Plan, the 2006 Plan, the Nonemployee Director Stock Plan, the Nonemployee Director Stock Option Plan, the Nonemployee Director Deferred Compensation Plan, and the Amended and Restated 1997 Stock-Based Incentive Plan ("1997 Plan"). All of these equity compensation plans have been approved by shareholders, with the exception of the 1997 Plan, which was assumed by Smucker as a result of the International Multifoods Corporation acquisition in June 2004, and the Nonemployee Director Deferred Compensation Plan, which was adopted by the Board in October 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1) (5) (6) (c)
Equity compensation plans approved by security holders(2)(3)	2,210,168	$35.04	2,675,137
Equity compensation plans not approved by security holders(4)	44,988	$52.79	0
Total	2,255,156	$35.41	2,675,137

(1) As of April 30, 2007, there were 2,675,137 shares remaining available for grant as awards other than options. The weighted-average exercise price of outstanding options, warrants, and rights in column (b) does not take restricted shares, restricted stock units or other non-option awards into account.

(2) This amount includes 85,373 deferred stock units and restricted stock units outstanding under the Nonemployee Director Stock Plan, the 1998 Plan, and the 2006 Plan. The weighted-average exercise price of outstanding options, warrants and rights in column (b) does not take these deferred stock units and restricted stock units into account.

(3) In June 2006, the Company granted several executive officers performance shares and performance units with a one-year performance period, payable in restricted shares in June 2007. The actual number of performance shares and performance units earned was not known as of April 30, 2007. Subsequent to April 30, 2007, the performance shares and performance units earned were converted into 67,440 restricted shares. The actual number of restricted shares earned was included in column (a) for purposes of including the performance units and performance shares outstanding at April 30, 2007. The weighted-average exercise price of outstanding options, warrants and rights in column (b) does not take these performance shares and performance units into account.

(4) This row includes the number of outstanding options under the 1997 Plan which was initially adopted by the stockholders of International Multifoods Corporation in 1997. The 1997 Plan was subsequently assumed by Smucker as a result of the June 18, 2004 acquisition of Multifoods. The 1997 Plan provides for the following types of awards: stock options, stock appreciation rights, restricted stock and restricted stock units. Smucker's Compensation Committee administers the 1997 Plan and determines the employees to whom awards are to be granted, the types of awards to be granted, the number of shares subject to each award and the other terms and conditions of each award. Following the acquisition, only former employees of Multifoods and its subsidiaries who are employed by Smucker are eligible to receive awards under the 1997 Plan. Upon approval of the 2006 Plan by shareholders in August 2006, no further awards can be granted under the 1997 Plan.

Included in this row are 1,804 outstanding deferred stock units related to retainer and meeting fees voluntarily deferred by nonemployee Directors under the Nonemployee Director Deferred Compensation Plan. The Nonemployee Director Deferred Compensation Plan provides each nonemployee Director of the

Company with an opportunity to defer receipt of any portion of the cash compensation he or she receives for his or her service as a Director. The weighted-average exercise price of outstanding options, warrants and rights in column (b) does not take these deferred stock units into account.

(5) Upon approval of the 2006 Plan by shareholders in August 2006, no further awards could be made under the 1987 Stock Option Plan, the 1998 Plan, the Nonemployee Director Stock Plan, the Nonemployee Director Stock Option Plan, and the 1997 Plan, except that the provisions relating to the deferral of director retainers and fees under the Nonemployee Director Stock Plan continued to apply to services rendered through December 31, 2006 and dividends paid on those plan balances. As of April 30, 2007, 183,965 shares are available under the Nonemployee Director Stock Plan. Awards of performance shares and performance units granted under the 1998 Plan and outstanding on the effective date of the 2006 Plan were converted to restricted shares under the 1998 Plan in June 2007 once such performance shares and performance units were earned.

(6) There is no established pool of authorized shares under the Nonemployee Director Deferred Compensation Plan.

Not included in the equity compensation plan table above are an additional 46,819 options at a weighted-average exercise price of $46.46, which Smucker assumed as a result of the June 18, 2004 acquisition of International Multifoods Corporation. Of this, 44,099 options are outstanding under the Amended and Restated 1989 Stock-Based Incentive Plan. Although this plan has been terminated and no additional awards may be granted under it, outstanding awards under the plan continue to be exercisable. Additionally, there are 2,720 options outstanding as the result of a 1998 consulting agreement between Multifoods and a former consultant/employee, at a weighted-average exercise price of $54.11.

ANNUAL REPORT

The Company's annual report for the fiscal year ended April 30, 2007 was mailed to each shareholder on or about July 9, 2007.

2008 SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for next year's annual meeting of shareholders is March 11, 2008.

According to the Company's regulations, the deadline for shareholders to notify Smucker of business to be brought before next year's annual meeting of shareholders is 60 calendar days before the first anniversary of the date on which this proxy statement is first mailed by the Company. After that date, which is expected to be May 12, 2008, the notice would be considered untimely. If, however, public announcement of the date of next year's annual meeting of shareholders is not made at least 75 days before the date of that annual meeting, the deadline for shareholders to notify the Company will then be the close of business on the tenth calendar day following the date on which public announcement of next year's annual meeting date is first made.

OTHER MATTERS

The Company does not know of any matters to be brought before the meeting except as indicated in this notice. However, if any other matters properly come before the meeting for action, it is intended that the person authorized under solicited proxies may vote or act thereon in accordance with his or her own judgment.

"HOUSEHOLDING" OF PROXY MATERIALS

In accordance with the notices the Company has sent to registered shareholders, the Company is sending only one copy of its annual report and proxy statement to shareholders who share the same last name and mailing address, unless they have notified Smucker that they want to continue receiving multiple copies. Each shareholder will continue to receive a separate proxy card. The Company understands that the brokerage community has mailed similar notices to holders of common shares who hold their shares in street name. This practice, known as "householding", is permitted by the SEC and is designed to reduce duplicate mailings and save printing and postage costs, as well as natural resources.

Shareholders who currently receive multiple copies of the annual report and proxy statement at their address and would like to request "householding" of their communications, should contact their broker if they are a street-name holder or, if they are a registered shareholder, should contact Computershare by calling 1-800-456-1169, or inform them in writing at Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078. Shareholders who are "householding" their communications, but who wish to begin to receive separate copies of the annual report and proxy statement in the future may also notify their broker or Computershare. Smucker will promptly deliver a separate copy of the annual report and proxy statement at a shared address to which a single copy was delivered upon written or oral request to Shareholder Relations, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667, 330-684-3838.

ELECTRONIC DELIVERY OF SMUCKER SHAREHOLDER COMMUNICATIONS

If you are a registered shareholder and received the Company's annual report and proxy statement by mail, Smucker encourages you to conserve natural resources, as well as reduce printing and mailing costs, by signing up to receive your Smucker shareholder communications electronically. Through participation in the eTree program sponsored by Computershare, the Company will have a tree planted on your behalf if you elect to receive your shareholder materials and documents electronically. The tree will be planted through American Forests, a leading conservation organization, to support revegetation and reforestation efforts in the United States. You will receive your shareholder information faster and will be able to access your documents, reports and information on-line at Investor Centre on Computershare's website. Access www.eTree.com/smucker to enroll in electronic communications. With your consent, the Company will stop mailing paper copies of these documents and will notify you by e-mail when the documents are available to you, where to find them, and how to quickly submit your vote on-line. Your electronic delivery will be effective until you cancel it.

Please note that although there is no charge for accessing Smucker's annual meeting materials on-line, you may incur costs from service providers such as your Internet access provider and your telephone company. If you have any questions or need assistance, please call 1-800-456-1169 (within the U.S., Puerto Rico, and Canada) or 312-360-5254 (outside the U.S., Puerto Rico and Canada).

If you hold your common shares in street name, visit www.icsdelivery.com to enroll in electronic delivery of your shareholder communications.

VOTING RIGHTS OF COMMON SHARES

Under Article Fourth of the Company's Amended and Restated Articles of Incorporation, the holder of each outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of Smucker, whether voluntary or involuntary, and whether pursuant to Section 1701.86 or 1701.91 of the Ohio Revised Code or otherwise;
- the adoption of any amendment of the articles of incorporation, or the regulations of Smucker, or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended

articles of incorporation that increases the number of votes to which holders of common shares are entitled or expands the matters to which Section 2(a) of Article Fourth applies;

- any proposal or other action to be taken by the shareholders of Smucker, whether or not proposed by the shareholders of Smucker, and whether proposed by authority of the Board of Directors of Smucker or otherwise, relating to Smucker's rights agreement or any successor plan;
- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan or other similar plan, arrangement, or agreement;
- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of Smucker or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of Smucker's assets;
- any matter submitted to Smucker's shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of Smucker's outstanding shares) of the Amended and Restated Articles of Incorporation, as they may be further amended, or any issuance of common shares of Smucker for which shareholder approval is required by applicable stock exchange rules; and
- any matter relating to the issuance of common shares, or the repurchase of common shares that Smucker's Board of Directors determines is required or appropriate to be submitted to Smucker's shareholders under the Ohio Revised Code or applicable stock exchange rules.

On those listed matters previously stated, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Amended and Restated Articles of Incorporation. Shares which would be entitled to 10 votes per share include:

- common shares beneficially owned for four consecutive years as of the June 18, 2007 record date;
- common shares received as a result of the International Multifoods Corporation acquisition on June 18, 2004; or
- common shares received through Smucker's various equity plans.

In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share. **The 10 vote per share provisions do not apply to any of the proposals on this year's ballot.**

The express terms of the common shares provide that a change in beneficial ownership occurs whenever any change occurs in the person or group of persons who has or shares voting power, investment power, the right to receive sale proceeds, or the right to receive dividends or other distributions in respect of those common shares. In the absence of proof to the contrary, a change in beneficial ownership will be deemed to have occurred whenever common shares are transferred of record into the name of any other person. Moreover, corporations, general partnerships, limited partnerships, voting trustees, banks, trust companies, brokers, nominees, and clearing agencies will be entitled to only one vote per share on common shares held of record in their respective names unless written proof is provided to establish that there has been no change in the person or persons who direct the exercise of any of the rights of beneficial ownership, including the voting of shares. Thus, shareholders who hold common shares in street name or through any of the other indirect methods mentioned above must be able to submit written proof of beneficial ownership in form and substance satisfactory to Smucker in order to be entitled to exercise 10 votes per share.

The foregoing is merely a summary of the voting terms of the common shares and this summary should be read in conjunction with, and is qualified in its entirety by reference to, the express terms of those common shares as set forth in Smucker's current Amended and Restated Articles of Incorporation. A copy of the Amended and Restated Articles of Incorporation is posted on the Company's website at www.smuckers.com. A copy will be provided free of charge to any shareholder submitting a written request to Corporate Secretary, The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

THE J. M. SMUCKER COMPANY

CORPORATE GOVERNANCE GUIDELINES
(as amended on August 16, 2006)

The Board of Directors of The J. M. Smucker Company has adopted these Corporate Governance Guidelines to provide guidelines for the governance of the Company. The Nominating and Corporate Governance Committee will review these guidelines, including the additional criteria and policies attached as Exhibit A and made a part hereof, on an annual basis and, subject to Board approval, make such revisions as may be necessary or appropriate.

Role of the Board

The Board has the broad general authority that is defined in the Ohio Revised Code and the Company's Amended Articles of Incorporation. In exercising its authority, the Board considers the interests of the Company's consumers, customers, employees, suppliers, and communities in order to serve its shareholders.

In fulfilling its role, the Board will, in addition to its other responsibilities,

- select and, on an annual basis, evaluate the performance of the Chief Executive Officers;
- set the tone for and monitor compliance with the Company's ethical standards as set forth in the Company's Policy on Ethics and Conduct, Basic Beliefs and Commitment to Each Other;
- ensure effective succession planning;
- regularly review Company strategy;
- regularly review Company financial performance against the financial plan;
- ensure sound control systems and implementation of these systems;
- identify appropriate Board candidates;
- ensure a compensation system for senior executives that is performance based and is fair and equitable to senior executives and to the Company and is transparent to shareholders;
- review and approve significant corporate actions including, without limitation, disposal of significant capital assets, significant capital expenditures and establishing and implementing the Company's dividend policy;
- undertake an annual review of the performance of the Board as a whole.

In carrying out its responsibilities, the Board shall have access to Company management, counsel, independent auditors and other independent advisors as the Board deems appropriate.

In addition, the independent members of the Board shall, on a regular basis hold meetings in executive session without the presence of management. These meetings shall be chaired by the Chair of each Committee of the Board, other than the Executive Committee, on a rotating term of one year, commencing with the Chair of the Nominating and Corporate Governance Committee and followed by the Chair of the Executive Compensation Committee and the Chair of the Audit Committee. Executive sessions of the Board will be held in conjunction with regularly scheduled meetings of the Board, other than the meeting held on the day of the annual shareholders' meeting. In the latter event, an executive session will be held only at the specific request of a director.

auditors prior to filing of the quarterly reports on Form 10-Q (the chair of the committee may represent the committee for purposes of this review);

11. Review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report on Form 10-K, including a review of the quality of the accounting principles, the reasonableness of significant adjustments, and the clarity of the disclosures in the financial statements;

12. Establish procedures for addressing complaints received by the Company regarding accounting, internal controls, or other auditing matters, including adequate procedures to allow for the anonymous submission of such concerns by employees of the Company;

13. The committee shall regularly review legal and regulatory matters including compliance with the Company's corporate securities trading policies, with the Company's General Counsel;

14. Prepare a Report of the Audit Committee to be included in the annual proxy statement, verifying that the annual financial statements have been reviewed by the committee with management and the independent auditors;

15. At least annually, the committee shall discuss with senior management the Company's major financial risk exposures and the steps Company management has taken to monitor and control such exposures;

16. The committee shall receive reports of any violations of the Company's Policy on Ethics and Conduct by members of the Board, senior management, or financial officers of the Company; and

17. Conduct an annual evaluation of its performance and an annual review and update, if necessary, of the Audit Committee Charter.

The committee shall meet, in person or via telephonic meeting, at least three times each year, and shall report to the full Board with respect to its meetings. The committee will determine the date and primary purpose for each of the regular meetings of the committee from time to time.

The committee shall be comprised of no fewer than three directors. All members of the committee shall be independent of the Company's management, shall otherwise be "independent" under the rules of the NYSE and other applicable rules and regulations, and shall be free from any relationship that, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment as a committee member and members. All committee members shall be financially literate, and at least one member shall meet the SEC's definition of a "financial expert." At least annually, the Board shall review and confirm the qualifications of each committee member.

No committee member may simultaneously serve on the audit committee of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such committee member to serve on the committee and the Company discloses such determination in the Company's proxy statement.

The independent auditor is ultimately accountable to the Board and the committee. The committee shall have both the right and the obligation to consult with the Company's independent auditors and its internal auditors outside the presence of management at such times and in such circumstances as the members of the committee shall deem necessary.

Annex A

THE J. M. SMUCKER COMPANY

CORPORATE GOVERNANCE GUIDELINES
(as amended on August 16, 2006)

The Board of Directors of The J. M. Smucker Company has adopted these Corporate Governance Guidelines to provide guidelines for the governance of the Company. The Nominating and Corporate Governance Committee will review these guidelines, including the additional criteria and policies attached as Exhibit A and made a part hereof, on an annual basis and, subject to Board approval, make such revisions as may be necessary or appropriate.

Role of the Board

The Board has the broad general authority that is defined in the Ohio Revised Code and the Company's Amended Articles of Incorporation. In exercising its authority, the Board considers the interests of the Company's consumers, customers, employees, suppliers, and communities in order to serve its shareholders.

In fulfilling its role, the Board will, in addition to its other responsibilities,

- select and, on an annual basis, evaluate the performance of the Chief Executive Officers;
- set the tone for and monitor compliance with the Company's ethical standards as set forth in the Company's Policy on Ethics and Conduct, Basic Beliefs and Commitment to Each Other;
- ensure effective succession planning;
- regularly review Company strategy;
- regularly review Company financial performance against the financial plan;
- ensure sound control systems and implementation of these systems;
- identify appropriate Board candidates;
- ensure a compensation system for senior executives that is performance based and is fair and equitable to senior executives and to the Company and is transparent to shareholders;
- review and approve significant corporate actions including, without limitation, disposal of significant capital assets, significant capital expenditures and establishing and implementing the Company's dividend policy;
- undertake an annual review of the performance of the Board as a whole.

In carrying out its responsibilities, the Board shall have access to Company management, counsel, independent auditors and other independent advisors as the Board deems appropriate.

In addition, the independent members of the Board shall, on a regular basis hold meetings in executive session without the presence of management. These meetings shall be chaired by the Chair of each Committee of the Board, other than the Executive Committee, on a rotating term of one year, commencing with the Chair of the Nominating and Corporate Governance Committee and followed by the Chair of the Executive Compensation Committee and the Chair of the Audit Committee. Executive sessions of the Board will be held in conjunction with regularly scheduled meetings of the Board, other than the meeting held on the day of the annual shareholders' meeting. In the latter event, an executive session will be held only at the specific request of a director.

Committees of the Board

Consistent within the Company's Amended Regulations, the Company has established the following committees of the Board:

1. Nominating and Corporate Governance Committee;
2. Executive Compensation Committee;
3. Audit Committee; and
4. Executive Committee.

All of the members of committees shall be appointed by the Board and shall serve at the pleasure of the Board. The Board shall also have the authority to define the duties of each committee and delegate authority to such committees to act on behalf of the Board. Each committee listed above, other than the Executive Committee, shall consist of at least three members, each of whom shall meet the definition of an "independent director" set forth in the criteria attached hereto as Exhibit A and shall also be consistent with any additional requirements which may be imposed by the NYSE, the SEC or other regulatory or legislative body. The members of the Audit Committee must also meet the additional requirements set forth in the charter of that committee.

The duties of the committees of the Board shall be as set forth in separate committee charters as approved by the Board. The Board also may from time to time create certain administrative committees.

Consistent with the NYSE listing requirements, these guidelines and any attachments are included on the Company's website and are available upon request in writing sent to the Secretary of the Company.

Exhibit A
To
Corporate Governance Guidelines

The following criteria, policies and procedures are an integral part of the Company's corporate governance guidelines and are intended to provide additional guidance to the Board of Directors in carrying out its responsibilities.

1. Independent Directors

The Company requires that a majority of its directors must be "independent" as required by the rules of the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission ("SEC"), or by such other applicable rules or regulations as may be established. The Board, on an annual basis, will make a determination as to the independence of each director. The Board will then certify its conclusions as to such independent status, and the Company will disclose these conclusions and the reasons therefore in the Company's annual proxy statement.

In general, "Independent" means that a director has no material relationship with the Company or any of its subsidiaries. The existence of a "material" relationship must be determined upon a review of all relevant facts and circumstances, and generally is a relationship that might reasonably be expected to compromise the director's ability to maintain his or her independence from management.

The Board will consider the issue of materiality from the standpoint of the entity with which the director has an affiliation as well as from the standpoint of the director.

The Board will use the following criteria, as set forth in the rules of the New York Stock Exchange, in reaching its conclusions regarding the independence of a Board member:

- no director will be qualified as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company and the Company will, on an annual basis, disclose these affirmative determinations;
- no director who is a former employee of the Company can be deemed "independent" until three years after the end of his or her employment relationship with the Company;
- no director whose immediate family member is a former executive of the Company can be deemed independent until three years after the end of the executive officer's relationship with the Company;
- no director who receives, or whose immediate family member receives, more than $100,000 in any 12 month period in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), can be "independent" until three years after he or she ceases to receive more than $100,000 in any 12 month period in such compensation;
- no director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company can be "independent" until three years after the end of the affiliation or the employment or auditing relationship;
- no director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee can be "independent" until three years after the end of such service or employment relationship;
- no director who is an executive officer or employee, or whose immediate family member is an executive officer, of a company (excluding charitable organizations) that makes payments to, or receives

payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1,000,000 or 2% of such other company's consolidated gross revenues, can be "independent" until three years after falling below such threshold: and

- no director can be "independent" if the Company has made charitable contributions to any charitable organization in which such director serves as an executive officer if, within the preceding three years, contributions by the Company to such charitable organization in any single completed fiscal year of such charitable organization exceeded the greater of $1,000,000 or 2% of such charitable organization's consolidated gross revenues.

Directors shall notify the Company of any changes in such director's employment relationship.

The Board will treat immediate family members the same as the director when determining independence and in determining whether a material relationship exists.

Members of the Board shall advise the Chairman of the Board whenever they accept an invitation to serve on another public company board. There should be an opportunity for the Board, through the nominating and corporate governance committee, to review such board member's ability to fulfill his or her responsibilities as a director if he or she serves on more than three public company boards.

2. Director Qualifications

The Nominating and Governance Committee of the Board of Directors shall be responsible for identifying and recommending individual candidates to the Board to become Board members. In its review, the Nominating and Corporate Governance Committee shall consider such factors as it deems appropriate and shall recommend nominees who have the highest personal and professional integrity, and who have demonstrated exceptional ability and judgment. The Committee shall also refer to the following criteria in its review of candidates:

- all director candidates should be committed to the Company's Culture and Basic Beliefs and shall be individuals of integrity, intelligence and strength of character;
- nonemployee director candidates should meet the independence requirement of the NYSE and the Company's Corporate Governance Guidelines to the extent necessary to ensure that a majority of the Board is independent as defined above;
- nonemployee director candidates should also maintain independence necessary for an unbiased evaluation of management performance;
- nonemployee director candidates should be able to effectively carry out responsibilities of oversight of the Company's strategy;
- nonemployee directors should have either significant experience in a senior executive role with a major business organization or relevant experience from other professional backgrounds;
- nonemployee directors should have a working knowledge of corporate governance issues and the changing role of boards, together with a firm commitment to attend and participate in Board meetings and related Board activities; and
- Board candidates must not have any affiliations or relationships with competitive businesses or organizations or other activities which could lead to a real or perceived conflict of interest.

All candidates will be evaluated and selected consistent with the Company's policy of nondiscrimination.

3. Director Compensation

Compensation paid to nonemployee directors shall be commensurate with compensation paid to nonemployee directors of companies of comparable size and stature. Nonemployee directors shall be reimbursed for all necessary and reasonable expenses in connection with their performance of Board responsibilities. Nonemployee directors may not receive compensation from the Company other than for service as a Director. Directors who are employees of the Company shall not receive any compensation for their service on the Board. The Executive Compensation Committee shall periodically review the status of Board compensation, but any changes in the compensation of directors shall require the approval of the Board.

4. Ownership of Company Shares

The Board does not have specific guidelines for share ownership but believes that the matter of owning Company shares shall be a matter of conscience for each director and encourages each director to own a reasonable number of Company shares.

5. Director Retirement

Absent specific action by the Board, nonemployee directors shall not be eligible for nomination after attaining age 72. An employee director, after retirement as a full-time employee, shall not be eligible for reelection upon the expiration of his or her current term or after age 72, whichever last occurs.

6. Meeting Attendance and Communications

A director shall attend at least 75 percent of all regular and special Board meetings.

Directors are encouraged to participate actively in open discussion during meetings, to give advice and counsel to the Co-Chief Executive Officers when called upon between meetings, and to bring to the attention of management matters that could contribute to the Company's well being. Information that is important to the Board's understanding of the Company's business shall be distributed to the directors a reasonable time in advance of the Board meetings. Directors are expected to review meeting materials in advance of all Board meetings.

7. Director Orientation

The Secretary of the Company will provide all newly elected directors with an orientation regarding the Company's organizational and governance documents, recent SEC filings, corporate structure and organizational charts and related information concerning the Company's business and its strategic and operational plans. The Secretary of the Company shall also provide such additional director training and orientation as appropriate.

8. Chairman and President as Directors

The Regulations provide that the Company may elect a Chairman of the Board and shall elect a President and that both shall be members of the Board. One person may hold both offices.

9. Ethics, Conflicts of Interest

Company affairs are to be conducted in conformity with high moral and ethical standards and, to this end, each director is expected to set an example by adhering to the highest standards of conduct. A director should disqualify himself or herself from voting on any matter as to which such director's objectivity and judgment may be impaired by reason of self interest or otherwise. Directors will be expected to sign, on an annual basis, and abide by the Company's Policy on Ethics and Conduct, which includes the Company's policy on conflicts of interest.

10. Succession Planning

The Co-Chief Executive Officers shall conduct an annual evaluation of the performance of the senior management team and shall conduct a review of management development and succession planning. The Co-Chief Executive Officers will report annually to the Nominating and Corporate Governance Committee their recommendations on succession planning. The Nominating and Corporate Governance Committee will work with the Co-Chief Executive Officers to plan for CEO succession in the event of a normal retirement and in the event of an unexpected occurrence. The Nominating and Corporate Governance Committee is responsible for annually reviewing the performance of the Co-Chief Executive Officers.

11. Securities Reports

Each director is responsible by law for filing timely reports with the SEC with respect to all changes in the beneficial ownership of Company securities. To facilitate the filing of these reports, each director executes a power of attorney authorizing the Secretary and certain other individuals to prepare and file a report on his or her behalf when so requested.

Annex B

THE J. M. SMUCKER COMPANY

AUDIT COMMITTEE CHARTER

(Adopted April 15, 2003, last revised on January 26, 2006)

The audit committee serves as the primary communication link between the Board of Directors as the representative of the shareholders, on the one hand, and the Company's independent and internal auditors, on the other hand. It is responsible for providing effective oversight of the financial reporting process and the Company's financial internal controls.

The committee shall have the following specific responsibilities:

1. Appointment, termination, compensation, and oversight of the Company's independent auditors and review of the services performed by them;

2. Prior approval of all audit and non-audit services provided by the independent auditors, as well as the scope of the annual audit plan and the associated fee schedule of the independent auditors (approval of specific services may thereafter be delegated to the chair of the committee once the committee has approved the annual proposal of outside auditors);

3. Consult with the independent auditors as necessary each year concerning:

   a) their report of audit, or proposed report of audit,

   b) their accompanying management letter, if any,

   c) their written disclosures regarding the independence of the auditors, and

   d) their written report regarding the Company's internal quality control procedures and material issues raised by such review;

4. Consult with the independent auditors periodically throughout the year, as needed, concerning:

   a) the adequacy of the Company's internal controls,

   b) the independent auditor's judgment about the quality of the Company's accounting principles as applied to its financial reporting, and

   c) any reportable matters identified during the annual audit or interim reviews;

5. Review and approve the charter of the Company's internal auditors, their annual internal audit plan, and summaries of their recommendations;

6. Advise and concur with management on the organization of the internal audit function;

7. Set clear hiring policies for employees or former employees of the independent auditors consistent with Securities and Exchange Commission ("SEC") regulations and New York Stock Exchange ("NYSE") listing standards;

8. Have the opportunity on a quarterly basis to meet separately, as needed, with management, internal auditors, and independent auditors regarding audit or independent control issues and to meet with, at least annually, the Company's outside auditors to review any audit problems the independent auditor encountered in performing its audit work and management's response thereto which such meeting shall be outside the presence of Company management or other personnel;

9. Review and discuss earnings press releases, as well as financial information (the chair of the committee may represent the committee for purposes of this review);

10. Review the interim financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent

auditors prior to filing of the quarterly reports on Form 10-Q (the chair of the committee may represent the committee for purposes of this review);

11. Review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report on Form 10-K, including a review of the quality of the accounting principles, the reasonableness of significant adjustments, and the clarity of the disclosures in the financial statements;

12. Establish procedures for addressing complaints received by the Company regarding accounting, internal controls, or other auditing matters, including adequate procedures to allow for the anonymous submission of such concerns by employees of the Company;

13. The committee shall regularly review legal and regulatory matters including compliance with the Company's corporate securities trading policies, with the Company's General Counsel;

14. Prepare a Report of the Audit Committee to be included in the annual proxy statement, verifying that the annual financial statements have been reviewed by the committee with management and the independent auditors;

15. At least annually, the committee shall discuss with senior management the Company's major financial risk exposures and the steps Company management has taken to monitor and control such exposures;

16. The committee shall receive reports of any violations of the Company's Policy on Ethics and Conduct by members of the Board, senior management, or financial officers of the Company; and

17. Conduct an annual evaluation of its performance and an annual review and update, if necessary, of the Audit Committee Charter.

The committee shall meet, in person or via telephonic meeting, at least three times each year, and shall report to the full Board with respect to its meetings. The committee will determine the date and primary purpose for each of the regular meetings of the committee from time to time.

The committee shall be comprised of no fewer than three directors. All members of the committee shall be independent of the Company's management, shall otherwise be "independent" under the rules of the NYSE and other applicable rules and regulations, and shall be free from any relationship that, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment as a committee member and members. All committee members shall be financially literate, and at least one member shall meet the SEC's definition of a "financial expert." At least annually, the Board shall review and confirm the qualifications of each committee member.

No committee member may simultaneously serve on the audit committee of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such committee member to serve on the committee and the Company discloses such determination in the Company's proxy statement.

The independent auditor is ultimately accountable to the Board and the committee. The committee shall have both the right and the obligation to consult with the Company's independent auditors and its internal auditors outside the presence of management at such times and in such circumstances as the members of the committee shall deem necessary.

The committee shall have appropriate resources and authority to discharge its responsibilities, including appropriate funding from the Company, in such amounts as the committee deems necessary, to compensate the independent auditors and any independent advisors retained by the committee. In performing its duties, the committee is authorized to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company as the committee may deem necessary or appropriate.

Consistent with NYSE listing requirements, director's fees shall be the sole compensation paid by the Company to committee members. For purposes of this charter, "director's fees" includes all forms of compensation paid to directors of the Company for services as a director or member of a Board committee. The total amount and form of compensation paid to committee members shall be determined from time to time by the Board in consultation with the executive compensation committee and otherwise in accordance with any applicable Company plans or policies.

At least annually, the committee shall (a) review this charter with the Board and recommend any changes to the Board and (b) evaluate its performance against the requirements of this charter and review this evaluation with the Board. The evaluation shall include the goals and objectives of the committee for the upcoming year. The committee shall conduct its review and evaluation in such manner as it deems appropriate.

Originally adopted on April 15, 2003. Further revisions occurred on January 19, 2005, and January 26, 2006.

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DIRECTIONS TO THE ANNUAL MEETING

O.A.R.D.C.
FISHER AUDITORIUM
1680 MADISON AVENUE
WOOSTER, OH 44691

FROM WEST CLEVELAND:

Route 71 South to Route 83 South to Route 30 West. Take the Route 302 (Madison Avenue) exit and turn left onto Madison Avenue to O.A.R.D.C. FISHER AUDITORIUM.

FROM EAST CLEVELAND & AKRON:

Route 77 South to Route 21 South to Route 585 West to Route 3 / 83 South to Route 30 West. Take the Route 302 (Madison Avenue) exit and turn left onto Madison Avenue to O.A.R.D.C. FISHER AUDITORIUM.

FROM CANTON:

Route 30 West, take the Route 302 (Madison Avenue) exit and turn left onto Madison Avenue to O.A.R.D.C. FISHER AUDITORIUM.

FROM COLUMBUS / MANSFIELD:

Route 71 North to Route 30 East. Take the Route 302 (Madison Avenue) exit and turn left onto Madison Avenue to O.A.R.D.C. FISHER AUDITORIUM.



Corporate and Shareholder Information

Corporate Offices

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000

Stock Listing

The J. M. Smucker Company's common shares are listed on the New York Stock Exchange — ticker symbol SJM.

Corporate Web Site

To learn more about The J. M. Smucker Company, visit www.smuckers.com.

Annual Meeting

The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Thursday, August 16, 2007, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

Corporate News and Reports

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company's Web site. They are also available without cost to shareholders who submit a written request to:

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Attention: Secretary

Certifications

The Company's Chief Executive Officers and Chief Financial Officer have certified to the New York Stock Exchange that they are not aware of any violation by the Company of New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company's public disclosures. These certifications are filed as exhibits to the Company's Annual Report on Form 10-K.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Akron, Ohio

Dividends

The Company's Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. The Company's dividend disbursement agent is Computershare Investor Services, LLC.

Shareholder Services

The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including:

- Shareholder investment program (BYDS[SM])
  - direct purchase of Company common shares
  - dividend reinvestment
  - automatic monthly cash investments
- Book-entry share ownership
- Share transfer matters (including name changes, gifting, and inheritances)
- Direct deposit of dividend payments
- Nonreceipt of dividend checks
- Lost share certificates
- Changes of address
- Online shareholder account access
- Form 1099 income inquiries (including requests for duplicate copies)

Shareholders may contact Shareholder Relations at the corporate offices regarding other shareholder inquiries.

Transfer Agent and Registrar

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and Puerto Rico: (312) 360-5254
Web site: www.computershare.com/contactus

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 24 in the Management's Discussion and Analysis section.

©/TM/® The J. M. Smucker Company or its subsidiaries. Pillsbury, Pillsbury BEST, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, used under license. Borden is a trademark of BDS Two, Inc., used under license. Splenda and Splenda design are trademarks of McNeil Nutritionals, LLC.

All the Goodness of Our Company in a Store



Near the heart of Amish country, just a few short miles from our Orrville, Ohio, facility, there's a place that captures all the goodness of the Smucker family of brands, our brand showcase store. ✣ This summer, we've expanded to include more of The J. M. Smucker Company experience, including a heritage museum and an enlarged café where you can savor delicious recipes made from our branded ingredients. ✣ Come shop our selection of unique gifts, kitchen accessories, and custom gift baskets. Of course, you can always find your favorite products from brands like *Smucker's®, Jif®, Crisco®, Pillsbury®, Hungry Jack®, Martha White®, Eagle Brand®, R. W. Knudsen Family®, White Lily®, Robin Hood®, Bick's®, Dickinson's®*, and *Crosse & Blackwell®*.

We look forward to welcoming you soon!

333 Wadsworth Road (Rt. 57, one-quarter mile north of Rt. 30)
Orrville, Ohio 44667
(800) 258-1928
Open Monday – Saturday 9:00 a.m. to 6:00 p.m. Closed Sunday.

Just a Click Away...

Unique gifts, hard-to-find flavors, and custom gift sets—all these and more are available from the comfort of your home through our *Smucker's®* Online Store. Browse our selection of mail order items anytime, from anywhere at smuckers.com/onlinestore.



END



The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
(330) 682-3000
www.smuckers.com



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